

13000089

NO ACT

PE 12/24/2012

Received SEC

JAN 28 2013

Washington, DC 20549



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2013

Mary E. Schaffner
Wells Fargo & Company
mary.e.schaffner@wellsfargo.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1/28/13

Re: Wells Fargo & Company
Incoming letter dated December 24, 2012

Dear Ms. Schaffner:

This is in response to your letter dated December 24, 2012 concerning the shareholder proposal submitted to Wells Fargo by the Sisters of St. Francis of Philadelphia; the Needmor Fund; the Missionary Oblates of Mary Immaculate; the Sisters of St. Francis of Dubuque, Iowa; Catholic Health East; the Adrian Dominican Sisters; the Benedictine Sisters of Monasterio Pan de Vida; United Church of Christ, Inc. – The Pension Boards; and other co-filers. We also have received a letter on the proponents' behalf dated January 21, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Paul M. Neuhauser
pmneuhauser@aol.com

January 28, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wells Fargo & Company
Incoming letter dated December 24, 2012

The proposal requests that the board prepare a report discussing the adequacy of the company's policies in addressing the social and financial impacts of direct deposit advance lending.

There appears to be some basis for your view that Wells Fargo may exclude the proposal under rule 14a-8(i)(7), as relating to Wells Fargo's ordinary business operations. In this regard, we note that the proposal relates to the products and services offered for sale by the company. Proposals concerning the sale of particular products and services are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Wells Fargo omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Wells Fargo relies.

Sincerely,

Jessica Dickerson
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

January 21, 2013

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Ted Yu, Esq.
Special Counsel
Division of Corporation Finance

Via email to shareholderproposals@sec.gov

Re: Shareholder Proposal submitted to Wells Fargo & Company

Dear Sir/Madam:

I have been asked by The Sisters of St. Francis of Philadelphia, the Pension Boards of the United Church of Christ, the United Church Funds, the Episcopal City Mission, the Friends Fiduciary Corporation, The Oneida Trust Committee of the Oneida Tribe of Wisconsin, Christian Brothers Investment Services, Inc., the Missionary Oblates of Mary Immaculate, the Sisters of St Francis of Dubuque, Iowa, Catholic Healthcare East, the Adrian Dominican Sisters, the Benedictine Sisters of Monasterio Pan de Vida, the School Sisters of Notre Dame (Central Pacific Province), the Sisters of St. Dominic, The Marianist Province of the United States, the Sisters of St. Dominic, the Sisters of St. Joseph of Orange, the Northwest Women Religious Investment Trust (the Sisters of St. Joseph of Peace), the Needmore Fund, the Libra Fund Limited Partnership, the Janet Francis King Trust (via Clean Yield Asset Management) (which Roman Catholic, Anglican and Protestant religious institutions, Native American Tribe and secular institutional investors are hereinafter referred to as the "Proponents"), each of which is a beneficial owner of shares of common stock of Wells Fargo & Company (hereinafter referred to either as "Wells Fargo" or the "Company"), who own in the aggregate well over 1,500,000 shares of common stock of Wells Fargo, and who have jointly submitted a shareholder proposal to Wells Fargo, to respond to the letter dated December 24, 2013, sent to the Securities & Exchange Commission by the Company, in which Wells Fargo contends that the Proponents' shareholder proposal may be excluded from the Company's year 2013 proxy statement by virtue of Rules 14a-8(i)(7) and14a-8(i)(3).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Wells Fargo's year 2013 proxy statement and that it is not excludable by virtue of either of the cited rules.

The Proponents' shareholder proposal requests the Company to report on its very high interest rate loan scheme referred to by the Company as its Direct Deposit Advance lending service.

RULE 14a-8(i)(7)

The Proponents believe that it is irrefutable that the Company's Direct Deposit Advance lending service (hereinafter referred to as the "Direct Deposit Scheme") is a form of predatory lending.

PREDATORY LENDING

The Company concedes (bottom of page 4 of its letter) that predatory lending raises a significant policy issue that precludes the application of Rule 14a-8(i)(7) to shareholder proposals pertaining to predatory lending. This has been established beyond any possible doubt. See, e.g., *Wells Fargo & Company* (February 11, 2009); *Bank of America Corporation* (March 14, 2011); *JP Morgan Chase* (March 4, 2011); *Bank of America Corporation* (February 26, 2009); *Citigroup Inc.* (February 11, 2009); *Cash America International, Inc.* (February 13, 2008); *Bank of America Corporation* (February 23, 2006); *Conseco, Inc.* (April 5, 2001) *Associates First Capital Corporation* (March 13, 2000).

The Staff has also rightly determined that payday lending is a form of predatory lending that therefore raises a significant policy issue which precludes the application of the ordinary business exclusion. (*Cash America International, Inc.* (February 13, 2008)). The Proponents believe that the rational for the Staff opinion can be found in the portion of the undersigned's letter entitled "Background" (pages 2-9) sent to the Commission in 2008 on behalf of the proponents of the *Cash America* shareholder proposal, and which is sent forth in Appendix A to this letter. We believe that the proposition that payday lending is predatory lending has only been strengthened since the date of Exhibit A and furthermore that it is clear beyond cavil that the Company's Direct Deposit Scheme is clearly a form of payday lending and that is a form of predatory lending.

PAYDAY LENDING BY BANKS

It is evident that the Direct Deposit Scheme is a form of predatory payday lending.

A.

First of all, arrangements whereby a bank loans money to a customer with a bank account and then pays itself from a subsequent deposit into its customers account has always been deemed to be one manifestation of predatory payday lending. Thus, much of Appendix A is devoted to an examination of the circumstances surrounding the enactment of 10 USC 987, a law that Congress passed that prohibits payday lending to military personnel and their families at interest rates higher than 36%. Before turning to the data set forth in Appendix A itself, it is telling to examine the implementing regulations subsequently promulgated by the Department of Defense. These are set forth in 32 CFR 232. Section 232.3 is the definition section and defines payday loans in subsection 232.3(b)(1)(i) as follows:

> (i) Payday loans. Closed-end credit with a term of 91 days or fewer in which the amount financed does not exceed $2,000 and the covered borrower:
> (A) [Provides a check to be deposited at a subsequent time]
> (B) Receives funds from or incurs interest or is charged a fee by a creditor, and contemporaneously with the receipt of funds, authorizes the creditor to initiate a debit or debits to the covered borrower's account (by electric fund transfer or remotely created check) after one or more days. This provision does not apply to any right of a depository institution under statute or common law to offset indebtedness against funds on deposit in the event of the covered borrower's delinquency or default.

It is apparent on its face that this definition of payday lending includes the Direct Deposit Scheme as described on pages 2-3 of the Company's letter. Thus, (i) the term (till next payday) is less than 91 days; (ii) the amount (no more than $500) is less than $2,000; (iii) there is a fee charged ($1.50 per $20 borrowed); and the loan will be repaid by electronic transfer. Regulation 32 CFR 232.3(g) defines electronic transfer by incorporating the definition given in Regulation E of the Board of Governors of the Federal Reserve System, which definition is set forth in 12 CFR 205.3(b) and includes any "direct deposits or withdrawal of funds" in 12 CFR 205.3 (b)(1)(iii). Any possible lingering doubt as to whether Wells Fargo's withdrawal scheme is an electronic transfer is laid to rest by the final sentence of the Department of Defense's definition of payday loans, which makes sense only if withdrawals by a bank from the account of a customer is covered. Also, it should be noted that 232 CFR.8(a)(5)(ii) explicitly permits creditors to require direct deposit of salary as a condition of eligibility for the loan.

In summary, the fact that the loan is repaid not via a post dated check, but rather by the bank debiting its own customers account is irrelevant to the question of whether the Direct Deposit Scheme constitutes predatory lending.

Finally, whether a loan is closed-end or open-end does not appear to be relevant to the question of whether or not that loan is a predatory loan.

Thus, it is apparent that a payday loan with an APR interest rate in excess of 36% is deemed by Congress and by the Department of Defense to be a predatory loan, even if that loan is made by a bank to one of its own depositors. The interest rate is to be determined by the Federal Reserve Board's Regulation Z. (See 12 CFR 226.22 and Appendix J to Part 226.) The interest rate on loans made under Wells Fargo's Direct Deposit Scheme have an APR of at least 195% (75 cents per $10 borrowed for two weeks is an interest rate of 7.5% for that two week period; resulting in an annual rate of 195+%; if the initial period is of the loan, till the next payroll deposit, is less than two weeks, the annual interest rate could be much, much higher.) In contrast to this APR of almost 200%, *The Wall Street Journal* carried an article in its January 7, 2013, edition (page C1) entitled "Latin America's New Credit Frontier" discussing the rise of payday loans in Mexico and Brazil which noted that the annual interest rate for such loans in these "emerging" markets were 20% (Brazil) to 35% (Mexico).

We submit that an interest rate of 195%, rather than 20% (Brazil), 35% (Mexico) or 36% (United States military) is conclusive proof of the predatory nature of Wells Fargo 's Direct Deposit Scheme.

B.

An examination of Appendix A reveals that payday loans made by banks, regardless of the terminology that the bank uses to describe such loans, were one of the evils at which 10 USC 987 was aimed. It is instructive to examine what was said about such bank initiated payday loans leading up to the enactment of 10 USC 987. The document entitled "Report on Predatory Lending Practices Directed at Members of the Armed Forces and Their Dependents" (the "Report"), prepared by the Department of Defense in response to a Congressional mandate requiring such a report, defined payday loans as follows:

> Payday loans are small loans secured by the borrower's personal check or by an *agreement to electronically withdraw payment from the borrower's bank account.* Loans average about $350, are due in full on the next payday, typically in 14 days, and cost from 390 to 780% annual interest rate. [Emphasis supplied.]

The Report listed the following eight predatory characteristics of payday loans:

1) "Triple digit interest rate". The Direct Deposit Scheme APR of 195% obviously qualifies.
2) "Short minimum loan term". The Direct Deposit Scheme typically has a two week term (till the next payday).
3) "Single balloon payment". Obviously true of the Direct Deposit Scheme.
4) "Loan flipping". Refers to rolling over the loans at each payday. The Direct Deposit Scheme permits about a dozen rollovers before there is a pause, and even then the pause may consist of a gradual reduction in the maximum amount of the loan. (See the terms of the loan as set forth on the Company's web site.)
5) "Simultaneous borrowing from multiple lenders". Since the Direct Deposit Scheme does not police for current borrower debt (see characteristic 6, below), it is no different in this respect than other predatory payday loan plans.
6) "No consideration of borrower's ability to pay". Obviously true of the Direct Deposit Scheme since, as explicitly stated in the Company's letter (last line on page 2), the amount of the loan depends "upon the amount of qualified deposits' to be made in the next payroll period, rather than any evaluation of the current financial situation of the borrower. The description of the Direct Deposit Scheme on the Company's web site is wholly consistent with the fact that the Company does not take into account the borrower's ability to repay the loan. In the section of the web site entitled "Direct Deposit Advance Service Questions" is the subsection entitled "How do I qualify for the Direct

Deposit Advance service?". That subsection sets forth only one substantive requirement, namely, that there be a recurring direct deposit of at least $200.

7) "Deferred check mechanism". The Direct Deposit Scheme is even better for the creditor since it has direct access to the borrower's bank account without having to reply on a postdated check. On page 45 of the Report, the Department of Defense specifically requested Congress to prohibit "electronic access to bank accounts", and, as noted above in Subsection A of this letter, the Regulations adopted to implement the statute specifically cover the Direct Deposit Scheme's direct access to the borrower's bank account.
8) "Mandatory arbitration clause". Requited by the Direct Deposit Scheme. See the "Dispute Resolution Program" portion of the "Direct Deposit Service Agreement" available on the Wells Fargo web site.

In summary, the Direct Deposit Scheme has all of the characteristics of predatory payday loans that Congress and the Executive branch has tried to curb via 10 USC 987 and its regulations.

C.

There is a plethora of other evidence proving that the Direct Deposit Scheme is a predatory payday lending scheme.

1. The Media

A lexis search on January 17 for the terms "banks and payday loans" during the prior two years was rejected because it would result in more than 3,000 hits. Restricting the search to the past 90 days showed 1006 hits. Although some may be duplicates of the same underlying story, nevertheless there appears to be a very considerable public interest in the topic. When the search was changed to "Wells Fargo and payday loans" there were 246 hits over the two year period, including 34 within the past 90 days. I have been informed by the Proponents that their own search of data bases reveals that a search for "direct deposit advance" or "bank payday" during the year 2012 produced almost 100 hits (i.e. about two per week) and that Wells Fargo was mentioned in more than half of them. The following is a sample of the numerous examples of media coverage of the public interest in predatory loans similar to the Direct Deposit Scheme:

- Bloomberg News: "FDIC to Look at Payday Lending by Banks" (June 12, 2012) http://www.startribune.com/business/156520475.html?refer=y
- PBS Nightly Business Report: "Bank Versions of Pay Day Loans (Sept. 30, 2012) http://video.pbs.org/video/18116640 (features, *inter alia*, Wells Fargo)

- The New York Times: "Chasing Fees, Banks Court Low-Income Customers" (April 25, 2012) (refers, *inter alia*, to "bank payday loans, which are offered as advances on direct-deposit paychecks") http://www.nytimes.com/2012/04/26/business
- CNN Money: "'End Bank Payday Lending Now' consumer groups urge" (March 7, 2012) (refers to Wells Fargo as one of the banks offering "loans through direct deposit checking accounts" and states that "Like payday loans, the banks' advance loans are typically made for two weeks or a month. But instead of using a post-dated check . . . like payday lenders do, the bank pays itself back directly from the customer's checking account when they receive their next recurring direct deposit") http://money.cnn.com/2012/03/07/pf/payday-loans-banks
- MSN Money: "Banks' Payday Loans Under Fire" (March 6, 2012) http://money.msn.com/saving-money-tips/post.aspx?post=d762ed11-c5d3-439c-b7e5-6dd1f64dab3c
- The Arkansas Democrat-Gazette: "Loan Sharks With Class" (Oct. 11, 2011) (editorial names Wells Fargo as one of those classy sharks: "Naturally they're no longer called payday loans but go by more high-tone names like . . . "direct deposit advance, which is the term Wells Fargo prefers." The editorial states that the banks, since they operate interstate, are able to evade Arkansas' statute outlawing payday loans and calls on Congress "to act against the kind of shylocks who are collecting interest rates in the three digits" and suggests that such predatory lending by the likes of Wells Fargo ought to be outlawed and made a felony. (Access on Google via "loan sharks with class".)
- The Dallas Morning News: "Banks' 'Deposit Advance' Loans Just Another Name for Payday Lending" (Nov. 11, 2012) http://www.dallasnews.com/business/columnists/pamela-yip/20121111
- Minneapolis Star Tribune: "Report Rips Banks on 'Payday' Loans" (Apr. 17, 2012) (refers to Wells Fargo) http://www.startribune.com/business/147681845.html?
- Minnesota Public Radio: "Advocates say US Bank, Wells Fargo Loans Prey on Low-Income Borrowers" (April 17, 2012)
- Minneapolis/St. Paul Business Journal (April 17, 2012) "MN Group Claims Big Banks Using 'Payday' Loans, Dodging Rules" (Big Bank = Wells Fargo)
- Raleigh News and Observer: "Regions Bank Assailed Over Payday-Style Loans" (Sept 18, 2012) ("Consumer advocacy groups and state officials are complaining that payday loans, which were eradicated in North Carolina a half-dozen years ago, have resurfaced." The North Carolina Attorney general "is looking for a way to shut down Regions' Ready Advance loan, which he considers a payday loan."

http://www.newsobserver.com/2012/09/18/2352194/regions-bank-assailed-for-payday.html#storylink=cpy

- Birmingham News Journal: "North Carolina Looks to Halt Regions' Advance Loan Program" (Oct. 19, 2012) ("Regions Bank's Ready Advance loan program is catching heat from consumer advocacy groups and *North Carolina officials* who say the short-term loan product is too similar to payday lending which is illegal in the state." [Emphasis supplied.] http://www.bizjournals.com/birminingham/print-edition/2012/10/19/north-caolina-looks to-halt-regions.html
- Deseret News: "Dangerous Debt?: Consumer Advocate Groups are Urging Regulators to Stop Payday lending by Banks (May 21, 2012) http://www.deseretnews.com/article/765577645
- WFAE 90,7: "Regions Bank Sneaks Payday Landing into NC (Sept 13. 2012) http://www.wfae.org/post/regions-bank-sneaks-payday-lending-nc

2. Public Outcry

One important aspect of public outcry has been that, because of its Direct Deposit Scheme, Wells Fargo has been subjected to complaints before regulatory bodies. Thus, in connection with the most recent Community Reinvestment Act examination by the Office of the Comptroller of the Currency an advocacy group organized a campaign entitled "Tell Bank Cop to Fail Payday Lender Wells Fargo". http://npa-us.org/wells-fargo-cpa. A large number of national groups filed comments in connection with the OCC review. Thus, the Consumer Federation of America, filed a letter on behalf of itself and various other organizations, including Consumers Union, Americans for Financial Reform, the National Consumer Law Center, U.S. PIRG, and the Coalition of Religious Communities. That letter is attached as Exhibit B to this letter and stresses that the Direct Deposit Scheme fails each of the four factors used by the Consumer Federation of America in determining whether a loan product is "abusive", namely (i) triple digit interest rates, (ii) failure to consider a borrower's ability to repay because the loan is collateral based, (iii) balloon payments likely to require multiple renewals, and (iv) failure to ensure that the product will not be relied upon excessively throughout the year. The letter concludes that the Direct Deposit Scheme fails all four criteria and notes that the Office of the Controller of the Currency has identified similar criteria associated with abusive lending, including payday lending, "and suggested that originating loans with these characteristics . . . could subject a financial institution to both credit and reputational risk". The letter concludes:

We appreciate the opportunity to comment on the Direct Deposit Advance product and its ability to meet the credit needs of those communities served by Wells Fargo. Based on our stated concerns with the Direct Deposit Advance product, we believe that product meets the criteria for abusive lending defined by both consumer lending reform advocates as well as the OCC. Likewise, the product does not meet the criteria defined by the FDIC for positive consideration under the Community Reinvestment Act. We respectfully request that the OCC downgrade both the bank's Services Test score and the overall score and direct the bank to eliminate or restructure the product to meet the Federal Deposit Insurance Corporation's "Affordable Small-Dollar Loan Guidelines."

Other comments opposing Wells Fargo's CRA record in light of the Direct Deposit Scheme were filed by the Center for Responsible Lending (http://responsiblelending.org/payday-lending/policy-legislation/regulators/cra-comment-wells-nov-29-2012-final.pfd) as well as NEDEP and a group of thirteen other advocacy organizations (http://nedap.org/resources/documents/NYWellsFargoFINALCRAexamletter.pdf).

In a related matter, NEDEP and thirteen other organizations (only a couple overlapping with the group described immediately above), including AARP and the National Federation of Community Development Credit Unions, took credit in a February 17, 2011, Press Release for having helped to keep the Direct Deposit Scheme from being offered in the states of Connecticut and New York in violation of those state's usury laws. (http://www.nedp.org/pressroom/documents/2-17-11-pressrelease.pfd.)

There are abundant other manifestations of public outcry against the Direct Deposit Scheme. For example, the former New Jersey Secretary of State, the Rev. DeForest B. Soaries, joined with other nationally prominent African American ministers in calling for a National Day of Action to end abusive payday lending practices. He called for "a new era for our communities. An end to usury, an end to 300% interest rates, *an end to enslavement to* both payday lenders and *the banks now offering equally dangerous products."* [Emphasis supplied.] http://www.nationaldayofaction.org/an-emancipation-proclamation-from-payday-lending.html

A similar concern has been expressed by another prominent black leader, Dr. Freddie Haynes III, the Senior Pastor of the 12,000 person Friendship-West Baptist Church in Dallas, Texas, who stated in an op-ed entitled "No Economic Justice With Triple-Digit Payday Loans" published in the Dallas South News:

One of the most egregious exploitations is an emerging trend among major banks to offer advance deposit loans or bank payday loans. When the bank repays itself, the customer is left with about half of the monies from that deposit, forcing yet another cycle of loan and interest charges to cover other living expenses. Although Wells Fargo was the first major bank to offer this type of loan, Fifth Third Bank, Regions Financial and U.S. Bank all now offer these loans... If you're thinking that this loan sounds like a street corner payday loan, you'd be right. Just like storefront payday loans, these newer bank payday loans charge triple digit interest too. A key difference is that while 17 states and the District of Columbia have enacted interest rate caps of 36 percent or less, federally regulated banks appear somehow exempt from state laws."

http://www.dallassouthnews.org/2011/11/29/dr-frederick-haynes-no-economic-justice-with-triple-digit-payday-loans/

Other communities are equally up-in-arms about bank payday loans. Thus, the current, December 2012/January 2013, issue of AARP Magazine contains an article entitled "The New Loan Sharks" which castigates, inter alia, Wells Fargo for its Direct Deposit Scheme:

While the regulation [in the Social Security Act protecting Social Security payments from garnishment] should make it harder for storefront lenders to garnish borrowers' benefits, banks that make payday-style loans wouldn't have the same difficulty. Five banks – Wells Fargo, U.S. Bank, Fifth Third Bank, Regions Financial, and Guaranty Bank are now making payday-style loans to account holders who have benefits deposited directly into their accounts. None of these credit products is called a payday loan – or loan, period; most are branded with word like *advance*, such as Wells Fargo Direct Deposit Advance, which Wells Fargo spokeswoman Richele Messick calls "a creative way for customers to have advance access to their next deposit." But the terms of this kind of credit are nearly identical to the loans offered at storefront operations, including triple-digit interest rates and two-week "payday" maturities due on the next deposit. To get these loans, customers need a regular direct deposit to their checking accounts, and Social Security benefits qualify for this. Social Security began offering direct deposit in 1996, and most beneficiaries have made the transition; by March 2013 the last paper Social Security check should be in the mail. That convenience has an unintended consequence: Direct deposit can let banks grab benefits to pay off bank debts, including payday-style loans that the banks made. "This [new Treasury regulation] doesn't solve the problem of bank payday lenders' getting first access to your money," says Julie Nepveu, senior attorney at AARP Foundation. AARP has supported the efforts of several states to tighten regulations to protect recipients of Social Security against garnishment. "We and other consumer advocates think this kind of arrangement with your bank leads to an unlawful assignment of your Social Security benefits."

Yet another manifestation of public outcry against the Direct Deposit Scheme has been the reaction in the military. Thus, spokespersons for the military have expressed alarm about banks entering the payday loan arena. Michael S. Archer, the Director of Military Legal Assistance, Marine Corps Installations East, testified as follows about payday loans on April 4, 2012, before the Consumer Financial Protection Bureau:

> Most ominously, a few large banks have gotten into the business of payday loans through the artifice of calling the loans open ended credit. (See Center for Responsible Lending, "Predatory Bank lending by State / Jurisdiction," November 2011) In this scheme, the bank deposits the loan amount directly into the customer's account and then, at or before the next payday, removes the amount, plus interest of 390% or greater. The bank allows the customer to take out additional, similar loans in the typical cycle of increasing debt and borrowing, and calls the process "open ended" credit, to evade the MLA. By claiming to be, or actually being, a national bank, the lender also evades state regulation. An amendment to the MLA (S. 1867) proposed by Senator Jack Reed (D. Rhode Island) would have redefined the statutory definition of a payday loan to close this loophole." "Payday Loans, CFPB Docket 2012-0009," Document id CFPB-2012-0009-0056, http://www.regulations.gov/#!documentDetail;D=CFPB-2012-0009-0056.

Other recent expressions of dismay by the military at bank programs similar to the Direct Deposit Scheme include testimony on November 3, 2011, by Admiral Steve Abbott (Ret), the president of the Navy-Marine Corps Relief Society before the U.S. Senate Committee on Banking, Housing and Urban Affairs, where he listed the "most egregious trends", the first of which he described as follows:

> Banks and credit unions on and near military bases continue to charge exorbitant and multiple fees associated with overdraft protection and direct deposit advance loans... By structuring loans for a longer payback period and making them open-ended instead of close-ended, and for a larger amount, banks and other lending institutions offer installment loans that avoid the 36 APR cap instituted with the Military Lending Act and legally charge as much as 500% APR.
> http://banking.senate.gov/public/index.cfm?FuseAction=Files.View&FileStore_id=ca463f82-0902-4a6d-9a08-d8b7e6860fe0

Similarly, the *Army Times* in an April, 2010, article entitled "Need Emergency Cash? Look to Relief Societies First: New Payday 'Advance' Loans Charge High Rates" reported:

> The interest-capping payday loan law [for active duty military members] doesn't apply to these other bank loans because of the Defense Department's narrow interpretation of the law, [Leslie Parrish of the Center for Responsible Lending] said. Protection is limited to three types of closed-ended loans: payday loans, vehicle title loans and refund anticipation loans. These bank loans are open-ended, which means that a bank loans a specific amount of money to a borrower,

> but once the borrower repays it, he can borrow it again. It's called revolving credit. The banks don't identify these products as payday loans. Wells Fargo calls its version Direct Deposit Advance; U.S. Bank calls it Checking Account Advance....Bank officials do not disclose how many of these advances they make in a month, or how many they've made to service members, for business reasons..."

In the academic world, Brian Melzer, professor of finance at the Kellogg School of Management at Northwestern University is quoted as putting "advance deposit loans" in the same category as regular payday loans. http://www.foxbusiness.com/personal-finance/2012/04/30/federal-regulators-scrutinize-banks-advance-direct-deposit-loans/#ixzz2HVAObsXU

Similarly, an April, 2012, blog post entitled "The Payday Shark in Your Bank Account" by Professor Alex Mikulich of the Jesuit Social Research Institute of Loyola University (New Orleans) states:

> A stunningly attractive new product is being offered by at least four banks nationwide. The product—to use an overly respectful term—is called a Direct Deposit Advance (DDA). The problem: DDAs work just like a predatory payday loan and appear to be even more deceptive. People who have their paycheck or social security benefits check deposited directly into their checking account with either Wells Fargo, US Bank, Fifth Third, or Regions are vulnerable to this deceptively simple form of a payday loan. http://www.loyno.edu/jsri/payday-shark-your-bank-account

Finally, the public outcry against Wells Fargo's Direct Deposit Scheme is perhaps best illustrated by the fact that more than 200 organizations and more than 40 individuals joined together to submit a letter dated February 22, 2012, to the directors/chairs of the relevant Federal regulators (Federal Reserve, FDIC, OCC and Consumer Financial Protection Bureau) requesting those government agencies to end payday lending programs such as the Direct Deposit Scheme. (http://www.responsiblelending.org/payday-lending/policy-legislation/regulators/Dear-Regulators.pfd.) Among those signing the letter were the AFL-CIO, the Consumer Federation of America, Consumers Union, Marine Corps Installations East, the NAACP and forty-three religious organizations.

3. The Pew Charitable Trust Study

During 2012 the Pew Charitable Trust produced the first of a projected series of studies on payday lending, entitled "Who Borrows, Where They Borrow, and Why: Payday Lending in America" (July 12, 21012) (the "Pew Trust Report"). (See www.pewstates.org/research/reports.) The Pew Trust Report makes no distinction between payday loans made from storefronts and those made from banks. Thus, the opening sentence of the Executive Summary of the Pew Trust Report states (page 2):

> Payday loan borrowers spend approximately $7.4 billion annually at 20,000 storefronts and hundreds of websites, *plus additional sums at a growing number of banks.* [Emphasis supplied.]

The Executive Summary closes its second paragraph by stating (page 2):

> Resolving the debate over ways in which payday loans and lender practices may help or harm borrowers will fall to the Consumer Financial Protection Bureau (CFPB), which Congress recently created and charged with regulating payday lending. Other federal agencies, such as the *Federal Deposit Insurance Corporation (FDIC), Office of the Comptroller of the Currency (OCC)* [both bank regulators] and the Federal Trade Commission (FTC) also will have important roles to play *as banks* and online providers *continue to enter the payday loan field.* [Emphasis supplied.]

The foregoing quote concludes with footnote three, which reads as follows:

> Pew's research shows that the vast majority of borrowers report obtaining their loans from retail storefronts, which are non-bank, state licensed entities that specialize in this form of lending. However, payday and similar types of loans are available online and from a growing number of banks. A small number of national and regional banks have developed small-dollar loan products that mimic or closely resemble conventional payday loans. These bank products are sometimes called "deposit advance" loans. The acting chairman of the Federal Deposit Insurance Corporation (FDIC) recently expressed "deep concern" about banks engaging in payday lending and announced his intention to investigate this trend. See FDIC letter at www.responsiblelending.org/payday-lending/policy-legislation/regulators/fdic -invests-bank-payday-lending.html.

Furthermore, the Pew Trust Report's description of the marketing of payday lending seems to precisely describe the Direct Deposit Scheme. (Compare Pew Charitable Trust's description of marketing by payday lenders (page 15) with the description of the scheme on the Wells Fargo web site, under the rubric of "Direct Deposit Advance Service Questions".)

In light of the Pew Trust Report there cannot be a scintilla of doubt but that the Direct Deposit Scheme is simply payday lending under another name.

It should also be noted several Federal agencies, including both the OCC and the FDIC, have reached identical conclusions.
http://ithandbook.ffiec.gov/media/resources/3670/occ-al-2000-10- payday-lending.pdf
http://www.fdic.gov/news/financial/2005/fil1405a.html
http://files.consumerfinance.gov/f/2012/01/Short-Term-Small_Dollar-Lending-Examination-Manual.pdf

4. State Actions

It is difficult for states to act against lending programs such as the Direct Deposit Scheme since the prevailing view is that Federal regulation of banks (e.g. via the FDIC) preempts state regulation of bank lending, including preemption of prohibitions on usurious interest rates. Nevertheless, states have been very active in protecting their citizens against predatory lending, including some attempts to limit loans such as those made under the Direct deposit Scheme. In addition, recognizing the need for Federal action, 20 members of the Arizona House of Representatives wrote on February 9, 2012, to the leaders of the Federal Reserve Board, the FDIC, the OCC and the newly created Consumer Financial Protection Bureau, expressing their "deep concern" that banks such as Wells Fargo had begun "offering high interest rate, payday-style loans" "which are structured just like loans from payday loan stores" and calling on the Federal regulators "to take immediate action" so that state protections "will not be underlined". (The letter from the Arizona legislators is set forth in Exhibit C to this letter.)

The proponents have prepared the following data with respect to state initiatives on payday lending:

> At the state level, the legislative trend has been to rein in abusive payday loan practices. Since 2005, no state has authorized triple-digit interest payday loans, despite aggressive industry attempts to pass such enabling legislative. In fact, 7 states that used to allow these payday products have since replaced 400% APR payday loans with a rate cap of 36% APR or lower. Importantly, three of these state-level legislative changes were done via ballot initiative between 2008 and 2010 (Ohio, Arizona, and Montana) in which more than 60% of voters in each state voted to end triple-digit interest rate payday loans.

- State laws filed on payday lending generally (not specific to direct deposit advances)
    - 2011 – 28 states had pending legislation related to payday
    - 2010 – 26 states had pending legislation related to payday
    - 2009 – 32 states

- Source: National Conference of State Legislatures, http://www.ncsl.org/issues-research/banking/payday-lending-2011-legislation.aspx

As noted previously, the *Raleigh News and Observer* (September 18, 2012 edition) reported that the Attorney General of North Carolina "is looking for a way to shut down Regions' Ready Advance loan, which he considers to be a payday loan", and quotes him as saying that "Payday loans are like a consumer needing a life preserver being thrown an anvil."
The North Carolina Legislative Black Caucus joined in objecting to these loans. *News and Observer* (October 11, 2012) In this connection, it is worth noting that four months (January 17, 2013) after that first article about the Attorney General the *News and Observer* reported:

> Regions Bank will no longer offer a product criticized as a payday loan in North Carolina after pressure from activist groups and the state's attorney general.

On October 18, 2012 the National Conference of State Legislatures presented a webinar entitled "Payday Lending in the States". The webinar was based primarily on the Pew Trust Report, which, as we have seen above, makes no distinction between payday loans made by storefronts and those made by banks.

An interesting web site to peruse is one maintained by a payday industry trade association. www.paydayandpaycheckloans.com. This site lists the legal restrictions in each state on payday *storefront* lending. In other words, this is a compilation of the criteria that states have used in deeming payday loans to be predatory. www.paydayloanlegislation.com It is extremely interesting to note that the terms of the Direct Deposit Scheme would be forbidden in virtually every state if they were being offered by a storefront lender rather than an out of state bank (to which state usury laws are thought not to apply). First of all, a number (almost 20%) of states have no safe harbor provisions for payday lending, thus either prohibiting such loans entirely or applying strict state usury laws. (E.g. AZ, CT, MD, MA, NJ, NY, RI, VT, WV). For these states, the trade association suggests that loans be made *from out of state.* Thus in these nine states the Direct Deposit Scheme would be illegal if done in-state. One quarter (13) of the states (plus the District of Columbia) would deem the Direct Deposit Scheme predatory because of its high interest rates, such states limiting the APR to amounts far below the up to 195% charged by the Direct Deposit Scheme. (E.g., AR (17%), DC (24%), GA (16%/60%, but specifically applies to in-state banks), IL (99%), MN (strict limits), MO (75%), MT (36%, the restriction put in via a ballot initiative that received 72% of the vote), NE (strict limits), NH (36%), NC (36%), OH (28%), OR (36%), PA (6%, the Supreme Court of Pennsylvania held that Cash America offering payday loans from out of state via the internet violated PA law), VA (36%). Almost all of the remaining states have prohibitions on rollovers that are stricter than the provisions of the

Direct Deposit Scheme, which allows the loan to be "renewed" about 12 times. (The Wells Fargo web site says that the borrower must take a break after six consecutive monthly bank statements record the advance; for a person who is paid every two weeks, this would allow approximately 12 renewals or rollovers of the indebtedness.) Most states without APR limits (and four with limits) prohibit rollovers (CA, FL, HI, IL IN, IA, KS, KY, LA, MI, MN, MS, NE, NM, OK, SC, TN, WY) or strictly limit them to one (AL, CO, ND) or two rollovers (AK, ND) or some other small number (DE, MO, SD, TX, UT) that would be much less than half of that permitted by the Direct Deposit Scheme. Other states (IL, IN, NV, NM) require the lender to limit the loan to a specified percentage of the borrower's income. But the Direct Deposit Scheme does not even ask the borrower's income. Finally, three states (CA, LA MN) limit the dollar amount of payday loans to an amount that is 60-70% of what one can borrow under the Direct Payment Scheme. In short, state rules on predatory lending would prohibit the Direct Deposit Scheme from operating in all but four states (ID, ME, WA, WI). The only reason that Wells Fargo can evade these prohibitions on predatory lending is because it is an out of state bank.

5. Federal

During the last Congress, several bills were introduced that would have restricted payday lending by banks. For example, on July 26, 2012 Senator Durbin D-IL) introduced S 3452 on behalf of himself and four other senators. The bill, entitled "Protecting Consumers from Unreasonable Credit Rates Act of 2012" set a maximum interest rate of 36% recited the following Findings in Section 2:

> Congress finds that-
>
> (1) attempts have been made to prohibit usurious interest rates in America since colonial times;
> (2) at the Federal level, in 2006, Congress enacted a Federal 36 percent annualized usury cap for service members and their families for covered credit products, as defined by the Department of Defense, which curbed payday, car title, and tax refund lending around military bases;
> (3) notwithstanding such attempts to curb predatory lending, high-cost lending persists in all 50 States due to loopholes in State laws, safe harbor laws for specific forms of credit, and the exportation of unregulated interest rates permitted by preemption [i.e. the ability of out of state banks to be exempted from state anti-predatory lending laws];
> (4) due to the lack of a comprehensive Federal usury cap, consumers annually pay approximately $23,700,000,000 for high-cost overdraft loans, as much as

$8,100,000,000 for storefront and online payday loans, and additional amounts in unreported revenues from ***bank direct deposit advance loans*** and high-cost online installment loans [Emphasis supplied.];
(5) cash-strapped consumers pay on average 400 percent annual interest for payday loans, 300 percent annual interest for car title loans, up to 3,500 percent f or bank overdraft loans, and triple-digit rates for online installment loans;
(6) a national maximum interest rate that includes all forms of fees and closes all loopholes is necessary to eliminate such predatory lending . . .

Another bill, S 3426, introduced by Senator Merkley (D-OR) and three other Senators would have, in Section 3, eliminated the exemption that out of state banks claim from state anti-predatory legislation by making the law of the state where the consumer resides the applicable law for small-dollar lending. More than 50 organizations, including the NAACP, and Consumers Union, wrote to Senator Merkley supporting his bill. (http:consumerfed.org/news/561)

In addition, on January 13, 2013, five united States Senators, Blumenthal (D-CT), Brown (D-OH), Durbin (D-IL), Schumer (-NY) and Udall (D-UT) wrote to Ben Bernanke, the Chairman of the Board of Governors of the Federal Reserve System, Thomas Curry, the Comptroller of the Currency and Martin Gruenberg, the Chairman of the FDIC, requesting that they take action to end programs such as the Direct Deposit Scheme. The letter stressed the need for the government agencies to act to rein in programs such as the Direct Deposit Scheme: (The entire letter as annexed as Exhibit D to this letter.)

> Your agencies have a long history of appropriately prohibiting their supervisee banks from partnering with non-bank payday lenders to facilitate evasion of state laws restricting payday loans, But several of your largest supervisees are currently making payday loans directly to their own customers.
>
> We applaud the FDIC for its recent statement that the agency is "deeply concerned" about payday lending by banks, is investigating, and is considering further steps. . . .
>
> Indeed, in their own advisory letters addressing payday lending, the OCC and FDIC both note that "payday loans" are "also known as 'deferred deposit advances'". . . .

We urge you to take meaningful regulatory action that ensures that no bank, regardless of its prudential regulator, structures loans in a way that traps its customers in a cycle of high cost debt.

In addition to Congressional concern, as is apparent from the letter just quoted that the bank regulators themselves have expressed concern about loan programs such as the Direct Deposit Scheme. As noted in footnote 2 of the letter, the FDIC has instituted an investigation of payday loans by banks. An excerpt from the article referred to in footnote 2 follows:

The Federal Deposit Insurance Corp. plans to investigate claims that U.S. banks are offering products resembling so-called payday loans faulted by regulators for taking advantage of lower-income borrowers.

"The FDIC is deeply concerned about these continued reports," Martin Gruenberg, the agency's acting chairman, wrote in a letter Tuesday to Lisa Donner, executive director of Americans for Financial Reform, a Washington-based advocacy group. "Consequently, I have asked the FDIC's Division of Depositor and Consumer Protection to make it a priority to investigate reports of banks engaging in payday lending and recommend further steps by the FDIC."

Gruenberg wrote to Donner in response to a Feb. 22 letter from about 250 consumer advocacy groups calling on federal regulators to stop Wells Fargo & Co., U.S. Bancorp, Regions Financial Corp. and Fifth Third Bancorp. "from trapping their customers in long-term debt at 400 percent annual interest."

CONCLUSION

In light of all of the above, it is clear beyond peradventure that (a) the Direct Deposit Scheme as a form of payday lending and furthermore (b) that it is a form of predatory lending. The Proponents' shareholder resolution therefore raises a significant policy issue with respect Wells Fargo, with the consequence that the proposal does not pertain to an ordinary business matter within the meaning of Rule 14a-8(i)(7).

None of the no-action letters cited by the Company in any way undermine this conclusion.

The Company argues first (top of page 5) that the Direct Deposit Scheme does not constitute predatory lending. The earlier part of this letter effectively refutes that claim.

Nor do the two no-action letters cited by the Company (*JPMorgan Chase & Co.* (March 16, 2010) and *H&R Block Inc.* (August 1, 2006)) have any relevance to the Proponents' proposal since the loans in those cases, unlike the Direct Deposit Scheme, did not have the characteristics of predatory payday loans. For example, two of the seven relevant criteria listed in the DoD Report discussed in Subsection B above were not present in the refund anticipation loans which were at issue in each of those cases since there was no possibility of rollovers in the one-off transactions and there were no mandatory arbitration clauses. Even more telling, in the *H&R Block* letter the proponent presented no evidence whatsoever of predatory lending other than an interest rate that was hard to determine since it involved a fee for a one-off transaction with an uncertain duration. Furthermore, unlike the instant situation, the proponent did not provide any evidence that the issue had become a matter of public concern. The Company's reliance on the *JP Morgan* letter is even less persuasive. In that situation, the proponent requested that the issuer cease issuing one-off refund anticipation loans, regardless of their terms or interest rate. (See the sixth paragraph of its letter dated March 8, 2010, asserting that "the clear consensus among policymakers is not that a specific RAL is predatory but that the practice of RALs lending itself is predatory".) The proponent inevitably failed to find any support for the argument that such loans were inherently predatory, regardless of their terms. (Incidentally, the interest rate on the Direct Deposit Scheme loans is almost three times the interest rate charged in the *JP Morgan* letter.) Thus neither letter is relevant to the discussion of the Proponents' shareholder proposal.

The Company also argues that the proposal fails to "focus on an overriding policy concern" because it also asks that the "financial impacts" of its lending program be discussed. In this connection, the Proponents' shareholder proposal is quite unlike that in *Exxon Mobil Corp.* (March 6, 2012), cited by the Company. In the *Exxon* letter, although environmental concerns were fairly prominent, there were clearly independent concerns also being addressed. For example, the Whereas clause talks of the following matters, without relating them to any environmental concerns: native rights lawsuits, that oil sands constitute 11% of Exxon's proved reserves, that "developing the oil sands' tar-like bitumen is expensive", that such projects have "multi-decade payback horizons", that volatile oil prices can impact the viability of such projects, that changing demand can impact the viability of such products, that the company was relying on oil sands "for long term growth", that there are "economic risks associated with oil sands" and that there were risks to the company's "long term financial performance". Although it is true that the Resolve Clause of the Proponents' proposal references "financial impacts", this is done, in contrast to the situation in the *Exxon* letter, in a context where all economic or financial impact references arise directly out of the social policy issue of predatory lending. Thus, the third Whereas paragraph talks about "regulatory, legal and reputational risks", but only as they might arise from the subject of the proposal, namely predatory lending. For an example of what the Proponents mean by this phrase, please see the discussion of the furor that arose in connection with Wells Fargo's CRA hearing, as described in the earlier subsection entitled "Public Outcry". Similarly, the second paragraph of the Supporting Statement is solely a quote from the relevant bank regulator stating explicitly that such economic consequences may arise from predatory lending. Although it is true that the final paragraph of the Supporting Statement says that "it would be helpful" to give financial data about the Direct Deposit Scheme, it is nevertheless clear that the thrust of the proposal is solely on predatory lending, not on economic impacts. These incidental references to economic matters is wholly consistent with the standard established in Staff Legal Bulletin 14D (October 27, 2009) which states that it is the *underlying subject matter* that is determinative in whether a proposal is excludable as an ordinary business matter. Thus, the Bulletin states (footnotes omitted):

> In those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally would not be excludable under Rule 14a-8(i)(7) as long as a sufficient nexus exists between the nature of the proposal and the company. Conversely, in those cases in which a proposal's underlying subject matter involves an ordinary business matter to the company, the proposal will be excluded under Rule 14a-8(i)(7).

In the *Exxon* case, the proposal appeared to have two separate underlying subjects. That is clearly not so in the instant case.

Finally, the Company argues that the requisite nexus to the Company is lacking. The loans made under the Direct Deposit Scheme are predatory loans. Wells Fargo makes those loans. Q.E.D. and 'Nuff said.

For all of the foregoing reasons, the Proponents' shareholder proposal is not excludable by virtue of Rule 14a-8(i)(7).

Rule 14a-8(i)(3)

A.

The Company claims that the Proponents' shareholder proposal is impermissibly vague.

First it focuses on the single word "adequacy". This reference has nothing to do with what is provided to bank regulators. The clear intent of the proposal is to request the Company to discuss whether it can protect itself from the social and regulatory impacts which may arise from its participation in predatory lending.

Next the Company finds a fatal flaw in the phrase "social impacts". Since the proposal deals with predatory lending, it is difficult to believe that either the shareholders or the Board would be unable to understand what is meant by a discussion of the social impact of predatory lending

Finally, the Company objects to the fact that the Proponents fail to specify where the requested report should be published. It is implicit in the proposal that the requested report should be available to shareholders, but the method by which this is done is immaterial to the Proponents. Most such reports appear on an issuer's web site, but if the Board prefers some other method of distribution (special section of the annual report, information in annual report that it is available etc.), that would be perfectly acceptable to the Proponents. Since in any event all shareholders would know that they are voting to request the report it is hard to believe that they would care how that report was to be accessed.

B.

The Company asserts (without citing any specific phrase that is misleading) that the proposal is misleading because it deals with predatory lending and that the Direct Deposit scheme is not a predatory lending program. The entire previous section of this letter (dealing with Rule 14a-8(i)(7)) belies this claim.

For the forgoing reasons, the Company has failed to carry its burden of proving that the Proponents' shareholder proposal is excludable by virtue of Rule 14a-8(i)(3).

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Mary E. Schaffner
Sister Nora Nash
Tim Smith
All proponents
Laura Berry

EXHIBIT A

BACKGROUND

The serious social consequences of the form of predatory lending known as payday lending recently led Congress to pass a law that prohibits payday lending to military personnel and their families at interest rates higher than 36% APR. See 10 USC 987, enacted as part of the National Defense Authorization Act for Fiscal Year 2007. We note that the median payday loan made by Cash America carries an APR some 13 times the Federal limit set in that statute. The anti-predatory payday loan provision was added to the Authorization Act by a unanimous vote in the Senate.

In connection with the enactment of 10 USC 987, the U.S. Senate Committee on Banking, Housing and Urban Affairs held a hearing on September 14, 2006, to conduct a review of a document, dated August 9, 2006, prepared by the Department of Defense entitled "Report on Predatory Lending Practices Directed at Members of the Armed Forces and Their Dependents" (the "Report"). The Report had been prepared by the Department of Defense in response to a Congressional mandate requiring such a report which mandate was contained in Section 579 of the National Defense Authorization Act for Fiscal Year 2006. At the hearing, the then Chairman of the Committee, Senator Richard Selby (R. AL), stated:

> Although predatory lending schemes differ in their details, they share certain characteristics. For example, some lenders target financially inexperienced consumers and make loans without regard to the consumer's ability to repay. The lending products they offer also feature high interest rates and fees. These lenders often count on the fact that borrowers will be unable to pay the loan in full when due, forcing borrowers to seek additional loans which generate more fees. The end result is often the same: mounting debt, deteriorating credit rating, and reduced availability of credit sources.

The Executive Summary of the 92 page Department of Defense Report included the following (at page 4) as among the characteristics of predatory lending to military personnel:

> (2). Predatory lenders make loans based on access to assets (through checks, bank accounts, car titles, tax refunds, etc.) and guaranteed continued income, but not on the ability of the borrower to repay the loan without experiencing further financial problems.
> (3). . . . Increasingly the Internet is used to promote loans to Service members.
> (4). Predatory products feature high fees/interest rates, with some requiring balloon payments, while others pack excessive charges into the product. . .
> (5). Most of the predatory business models take advantage of borrower's inability to pay the loan in full when due and encourage extensions through refinancing

and loan flipping. These refinances often include additional high fees and little or no payment of principal.

In addition to describing, in Appendix 4, the various actions, including education programs, that the military itself is taking, at considerable expense, to protect its personnel from predatory payday lending, the Report lists a number of reforms in payday lending that it recommends, including the following (at pages 6-8):

(1). **Require that unambiguous and uniform price disclosures be given to all Service members and family members regard to any extension of credit (excluding mortgage lending). . . .**
(2). **Require a federal ceiling on the cost of credit to military borrowers, capping the APR to prevent any lenders from imposing usurious rates. . .**
(3). **Prohibit lenders from extending credit to Service members and family members without due regard for the Service member's ability to repay.**
(a). Prohibit lenders from using checks, access to bank accounts and car title pawns as security for obligations. These methods provide undue and coercive pressure on military borrowers and allow lenders more latitude in making loans without proper regard for the Service member's ability to repay. They also place key assets at undue risk.
(b). Restrict the ability of creditors and loan companies to require or coerce Service members into establishing allotments to repay their obligations. Allotments must be at the convenience and discretion of the military borrower and not a prerequisite for obtaining a loan.
(4). **Prohibit provisions in loan contracts that require Service members and family members to waive their rights to take legal action. . . .**
(5). **Prohibit contract clauses that require Service members to waive any special legal protections afforded to them. . .**

Following the Executive Summary, the Report describes the prevalence of predatory lending around military bases. The primary predatory loan technique described in this section is payday lending (pages 9-14, over half of this section), followed by internet lending (also engaged in by Cash America) (pages 14-15), as well as four other predatory lending techniques (pages 15-19). Payday lending is described (page 14) as follows:

a. Payday Lending
Payday loans are small loans secured by the borrower's personal check or by an agreement to electronically withdraw payment from the borrower's bank account. Loans average about $350, are due in full on the next payday, typically in 14 days, and cost from 390 to 780% annual interest rate. Payday lending has emerged in the last ten years and is now allowed in thirty-nine states. Payday loans are made by storefront lenders, check cashing outlets, pawn shops, rent-to-own stores and via Internet sites.

The Report lists the following predatory characteristics of payday loans:

(1). Triple digit interest rate. Payday loans carry very low risk of loss, but lenders typically charge fees equal to 400% APR and higher.
(2). Short minimum loan term. 75% of payday customers are unable to repay their loan within two weeks and are forced to get a loan "rollover" at additional cost. In contrast, small consumer loans have longer terms (in NC, for example, the minimum term is six months.)
(3). Single balloon payment. Unlike most consumer debt, payday loans do not allow for partial installment payments to be made during the loan term. A borrower must pay the entire loan back at the end of two weeks.
(4). Loan flipping (extensions, rollovers or back to back transactions). Payday lenders earn most of their profits by making multiple loans to cash-strapped borrowers. 90% of the payday industry's revenue growth comes from making more and larger loans to the same customers.
(5). Simultaneous borrowing from multiple lenders. Trapped on the "debt treadmill", many consumers get a loan from one payday lender to repay another. The result: no additional cash, just more renewal fees.
(6). No consideration of borrower's ability to repay. Payday lenders encourage consumers to borrow the maximum allowed, regardless of their credit history. If the borrower can't repay the loan, the lender collects multiple renewal fees.
(7). Deferred check mechanism. Consumers who cannot make good on a deferred (post-dated) check covering a payday loan may be assessed multiple late fees and NSF check charges or fear criminal prosecution for writing a "bad check."
(8). Mandatory arbitration clause. By eliminating a borrower's right to sue for abusive lending practices, these clauses work to the benefit of payday lenders over consumers.
Check-holding, a central feature of payday loans, is particularly risky for military borrowers. Every payday loan involves a prospective "bad" check. Military borrowers are required to maintain bank accounts in order to receive direct deposit of military pay and are subject to the Uniform Code of Military Justice that penalizes deliberately writing a check not covered by funds on deposit. Borrowers become trapped in repeat borrowing or renewals of loans in order to keep the check used to obtain the loan from bouncing, a key reason that payday loans are debt traps.
The two-week loan payday lenders claim they are providing is virtually nonexistent. Research by Center for Responsible Lending shows that only one percent of loans go to borrowers who take out one loan in a year. Indeed, the industry relies on revenue from borrowers caught in a debt trap. Ninety-one percent of payday loans go to borrowers with five or more loan transactions per year. They are trapped in this wage-stripping debt through loan terms that require them to either pay off the entire principal on payday, which most of these borrowers cannot afford to do, or to pay another fee of about $50 every payday for weeks, months, or years as they repeatedly roll over the loan or renew it in a back-to-back transaction. They do this to avoid default, for if the lender deposits their uncovered check, they face serious consequences. This debt trap is the rule, not the exception: the average borrower pays back $834 for a $339 loan.

In a section of the Report entitled "**Need for Federal and State assistance**" (page 45), it was stated:

> The Department of Defense cannot prevent predatory lending without assistance from Congress, the state legislatures, and federal and state enforcement agencies. Although the Department can assist with enforcing stronger laws and regulations through its disciplinary process and can educate Service members on their rights and recourse, statutory protections are necessary to protect Service members from unfair, deceptive lending practices and usurious interest rates and to require uniform disclosure of credit costs and terms. **Specifically, lenders should not be permitted to base loans on prospective bad checks, electronic access to bank accounts, mandatory military allotments, or titles to vehicles.** [Emphasis supplied.] All costs involved in borrowing should be included in interest rate calculations and disclosures. Laws and regulations must be changed to close regulatory loopholes that leave non-resident military borrowers unprotected in many states.
>
> **It is clear that the payday lending business model is based on the repeat collection of high loan fees from one borrower in successive transactions, without the extension of new principal.** [Emphasis supplied.] The industry has a vested interest in legislation and regulations that allow the high fees and repeat borrowing cycle to continue. As states work to balance the need for short-term credit with effective borrower protections, regulation of the payday lending industry presents a daunting challenge.
>
> In 2004, The Department called on the states to support 10 key issues that would improve the quality of life for Service members and their families. One of the ten issues requested that states enforce their usury laws to prohibit predatory payday lending. To date, eleven states have met that standard by preventing triple-digit interest rates for payday loans including the States of Connecticut, Georgia, Maine, Maryland, Massachusetts, New Jersey, New York, North Carolina, Pennsylvania, Vermont, and West Virginia. [Editorial comment: Please note that according to the list of states on its website, Cash America apparently does not make payday loans in any of these states that restrict exorbitant interest rates on payday loans.] These states have been successful in maintaining strong usury laws and aggressively enforcing those laws. Despite Arkansas's low constitutional usury cap, the state has permitted payday lenders to charge triple-digit interest rates, including to airmen stationed at Little Rock.
>
> For example, the State of Georgia recently enacted a tough anti-payday loan law to close loopholes and strengthen penalties against lenders that exceed the state's 60% usury cap. The presence and testimony by Navy personnel before the Georgia State Legislature sparked its passage. In North Carolina, state legislators refused to reauthorize its payday lending law following the 2001sunset of its original authorization. Following the sunset, payday lenders tried to circumvent North Carolina's 36 percent APR small loan usury cap with the "rent a bank" model, i.e. affiliating with an out of state bank. In December 2005, the North Carolina Commissioner of Banks ruled that Advance America was making illegal

loans under this model, and ordered them to cease and desist. Several months later, the State Attorney General reached consent agreements with the three payday chains still operating in the state, forcing them to also stop their payday lending in North Carolina.

In the other thirty-nine states, a variety of laws have been enacted to authorize loans based on checks drawn on insufficient funds and costing over 300 percent APR. Many of these States that have legalized payday lending have included in their authorization statutes a variety of provisions purporting to lessen the harm of repeat borrowing that result from the design of these loans. These provisions include mandatory databases, cooling off periods, attempts to stop rollovers and back-to-back transactions, and attempts to stop borrowing from multiple lenders. Even with the addition of all these "consumer bells and whistles," these laws do not stop the debt trap.

For example, when some states banned "rollovers," meaning the borrower could extend the loan for another fee without paying it back, payday lenders attempted to circumvent this reform by offering back-to-back transactions. The borrower paid off the loan and immediately opened a new one for the same amount. This had the same detrimental effect on the borrower, and also allowed the payday lender to call the transaction a "new" loan, even though they were handing back the same amount of money. Even when the transactions are separated by a couple of days or a week, the borrower is still caught in the cycle of debt. If they were using these loans as an occasional boost to get to the next payday, they would have only a few loans a year, with weeks or months between.

As another example, the State of Florida limits borrowers to one loan at a time from all lenders, enforced by a data reporting system licensees must use. Other states using databases include the States of Illinois, Oklahoma, North Dakota, and Michigan (in the near future). [Editorial comment: : Please note that according to the list of states on its website, Cash America apparently does not make payday loans in any of these data reporting states except Oklahoma, whose law apparently has been ineffective as noted in the next sentence of the Report.] Unfortunately these attempts have been unsuccessful; even with loan restrictions and enforcement tools, the average borrower in Florida takes out eight loans per year and the average borrower in Oklahoma takes out nine payday loans per year.

Some state payday loan laws include limits intended to prevent repeat borrowing but are easily circumvented. For example, the recent Illinois payday loan law is widely touted by the payday loan trade association as a model of protections. [Editorial comment: Please note that according to the list of states on its website, Cash America apparently does not make payday loans in Illinois or in Oregon, described in the next paragraph of the Report.] It permits total loans up to $1,000 or 25 percent of gross monthly income, caps rates at over 400 percent ARY for two-week loans, permits borrowers to have two loans at the same time, imposes a seven-day recovery period after borrowers have used loans for 45 days, and provides for an extended repayment plan only after repeat use of these loans. Loan restrictions are monitored through a central database. Illinois officials report that payday lenders are evading these limitations by getting another form of state license and making loans at similar rates for longer periods of time.

The State of Oregon recently enacted a law to cap payday loan rates at 36 percent interest and a fee of $10 per $100 borrowed with a minimum 31-day repayment period. Similar limits were contained in a proposed referendum where advance polling showed 72 percent of the populace supported the protections in the Oregon ballot proposal. Although the new law will not take effect until mid-2007, payday lenders are already switching to a lender's license that does not cap rates or put any limits on repeat borrowing in order to avoid these restrictions.

b. State Legislative Recommendations

The most effective state protections combine strict usury limits and vigorous enforcement. The failure of numerous states to enforce their small loan laws and regulations with predatory lenders who target both resident and non-resident military personnel leaves these borrowers unprotected from loans with high rates and packed with extra fees and insurance premiums. Effective state legislative and regulatory assistance that provides access to responsible and affordable credit that improves Service members' lives is needed.

c. Congressional Legislative Recommendations

Effective Congressional legislation is also needed. The following Congressional legislation has been introduced during this session, which has the potential to protect Service members and their families from predatory lenders:

(1). Amendment to S. 2766, the Defense Authorization Bill of 2007. This amendment was offered by Senators Talent (R-Mo) and Nelson (D-Florida) and passed the Senate unanimously on June 22, 2006. It would cap interest rates for loans to Service members and their dependents at no more than 36 percent APR including all fees for credit related services EXCEPT bona fide credit insurance. If a state has a lower rate cap, that would apply. This amendment is nearly identical to H.R. 97 listed below.

(2). H.R. 97, introduced by Representative Graves (R-Mo), would place a 36 percent APR limit on loans made to Service members and restrict automatic renewal, refinancing, repaying or consolidation of loans using the proceeds of other loans. The rate cap does not include the cost of ancillary products sold with the loan or provide a private right of action to make the protections enforceable.

(3). S. 1878, introduced by Senator Akaka (D-HI), and H.R. 5350, introduced by Representative Udall (D-NM), would prohibit loans secured through the use of checks, share drafts, or electronic access to bank accounts for all borrowers. In addition, the bills prohibit depository institutions from directly or indirectly making payday loans. Rep. Udall's bill also calls on the Federal Reserve Board to study better cost disclosure rules under Truth in Lending.

(4). H.R. 458, introduced by Representative Davis (R-KY), contains a Title II that provides some limitations for a subclass of lenders termed "military lenders" (defined as either explicitly marketing to Service members or having more than 10 percent of customers in the military) and primarily targets military installment loan companies. Title II applies to collection actions, including limits on garnishment, contacting unit commanders, requiring Service members to waive their Service Members Civil Relief Act (SCRA) rights, and restrictions on using military terms to market their products. These restrictions are currently largely

> addressed in statute and DOD policy. Title II does not limit the cost of loans or prohibit the solicitation of unfunded checks or pledge of car titles to secure loans. Provisions that only impact collection actions of lenders fail to address the terms of loans that make them harmful to Service members, such as usurious interest rates, a requirement to write checks without funds on deposit or to sign over a car title or tax refund. Garnishments are covered by federal statute and include due process requirements and restrictions.

NB: As noted in the Report, Congressional sponsorship of anti-payday legislation was bipartisan, as illustrated by Sen. Selby's (R, AL) remarks quoted in the second paragraph of this "Background" section of this letter and the fact that the legislation was passed unanimously in the Senate. Similarly, in a Business Week article (January 8, 2007), Senator John Warner (R, VA) is quoted with respect to the new law as follows:

> Congress has an absolute responsibility to protect members of the military and their families from such unfair practices.

At about the same time, on January 9, 2007, the Department of Defense issued a press release stating that it had "launched a new effort to educate servicemembers about the dangers of borrowing from 'loan shark' lending companies". The press release goes on to say:

> The most prevalent type of loan-shark lending affecting military personnel is what is known as "payday loans".

Evidence showing concern about predatory payday lending is hardly restricted to actions taken by the executive and legislative branches of the Federal government. Many of the states have been equally concerned. In addition to the references in the DoD Report on activities by states to rein in predatory payday lending, we hereby incorporate by this reference the following Exhibits to the undersigned's letter dated February 5, 2006 [sic], to the Staff of the Commission in connection with a shareholder proposal submitted to Cash America for inclusion in its 2007 Proxy Statement: (i) Exhibit C, an article from the Milwaukee Journal of April 16, 2004 reporting that the Governor of Wisconsin had vetoed a bill restricting payday lending because it did not go far enough; (ii) Exhibit D, a description of the Illinois Payday Loan Reform Act, signed by the governor on June 9, 2005; (iii) Exhibit E, a press release dated March 1, 2006 describing North Carolina's Attorney General's actions against payday lending; and (iv) Exhibit F, a press release dated June 13, 2000 from the New York Banking Department on payday loans

According to a Washington Post article of December 3, 2007, about twelve states ban payday lending and the District of Columbia has recently curtailed payday lending by enacting an ordinance prohibiting interest rates in excess of 24% APR. In addition, the article notes that thirty cities and counties in Virginia have asked the state legislature to restrict payday lending. The article also quotes Harvey B. Moran (R-Gloucester) "one of the chief sponsors of the 2002 law that allowed payday lending in Virginia" as saying that the industry is "an open sore" and that "I'm embarrassed I was ever affiliated with it at all".

Finally, it should not be overlooked that at the core of the current credit meltdown is the fact that many of the subprime loans underlying that meltdown were the result of predatory lending by unscrupulous lenders who, like payday lenders, ignored the ability of borrowers to repay the loans and charged exorbitant fees and interest.

EXHIBIT B

November 30, 2012

Scott J Wilson, Examiner in Charge
Office of the Comptroller of the Currency-National Bank Examiners
343 Sansome St., 11th Floor, Suite 1150
San Francisco, CA 94163

RE: Wells Fargo CRA Examination, Comments on Direct Deposit Advance Product

Dear Mr. Wilson:

The Consumer Federation of America (CFA) and the undersigned groups appreciate the opportunity to comment on the Community Reinvestment Act performance of Wells Fargo Bank, National Association (Wells Fargo). We recognize that Wells Fargo is one of the five largest bank holding companies by assets and offers a wide range of products and services. This comment letter addresses specific concerns with the bank's Direct Deposit Advance program and does not consider other products or services that are offered in Wells Fargo's 33 state footprint. We are concerned that the Direct Deposit Advance product is harmful to consumers, could negatively impact the ability of those consumers to safely access fairly priced credit and build savings, and should result in a downgrade of Wells Fargo's CRA grade on its forthcoming Performance Evaluation.

High-cost, short-term, balloon payment credit is abusive and does not meet the credit needs of consumers

We are concerned that the Wells Fargo Direct Deposit Advance product is a form of high-cost, short-term credit that fails to meet consumer needs in a manner consistent with safe and sound lending practices. The Consumer Federation of America considers four factors when evaluating whether short-term loan products are abusive: triple digit interest rates that compensate lenders for high losses due to weak underwriting criteria; collateral-based lending that fails to consider a borrowers' ability to repay a loan; balloon payments that often require multiple renewals or refinancing to pay even small balances in full; and the failure of a lender to put in place controls to ensure that short-term loan products are not relied upon excessively throughout the year.

In an October 2000 advisory letter, the Office of the Comptroller of the Currency identified many of these same risks associated with potentially abusive lending, including payday loans and auto title loans, and suggested that originating loans with these and other characteristics could subject a financial institution to both credit and reputational risk.1

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1 OCC Advisory Letter 2000-10, "Payday Lending" (November 27, 2000). Available at http://www.occ.gov/static/news-issuances/memos-advisory-letters/2000/advisory-letter-2000-10.pdf

Direct Deposit Advance loans are high-cost and structured to encourage repeat use

Interest rates associated with the Direct Deposit Advance program are extremely high. Direct Deposit Advance customers are charged interest rates of between 78 percent, if the advance is extended the maximum permissible term of 35 days, to as much as 391 percent, if the advance is outstanding for a one week pay period (Table 1).2

Table 1. Interest rate based advance charges for a $500 advance by number of days outstanding

Principal	Advance Charges	Days Outstanding	Interest Rate
$500	$37.50	7	391%
$500	$37.50	15	183%
$500	$37.50	14	196%
$500	$37.50	30	91%
$500	$37.50	35	78%

These interest rates dramatically exceed the cost of other credit options at Wells Fargo, including cash advances on credit cards. Direct Deposit Advance loans also rely on electronic access to an accountholder's bank account and payments are withdrawn from the account before other payments, such as housing payments or utilities, are made at the borrower's discretion. Direct access to a borrower's bank account dramatically reduces the payment risk associated with the product, and calls into question the appropriateness of the high interest rates associated with the product.

Balloon payment loans result in multiple renewals or refinances

Previous research has demonstrated that high-cost, balloon payment credit often results in multiple renewals or refinancing, extending the term in which a borrower is subject to high finance charges well beyond a single pay period.3 The Center for Responsible Lending found that borrowers that used bank-based payday loans, such as the Direct Deposit Advance product, accessed the product an average of 175 days per year.4 Since Direct Deposit Advance finance charges are not calculated as interest on a declining balance and are not reimbursed in cases of prepayment, finance charges can escalate rapidly in cases where borrowers renew or refinance loans each pay cycle. For example,

2 Consumer Federation of America calculation based on interest charges disclosed at https://www.wellsfargo.com/help/faqs/dda_faqs

3 King, Uriah, and Leslie Parrish. Springing the Debt Trap: Rate Caps Are Only Proven Payday Lending Reform. Center for Responsible Lending, December 2007. http://www.responsiblelending.org/payday-lending/research-analysis/springing-the-debt-trap.pdf.

4 Borne, Rebecca, Joshua Frank, Peter Smith, and Ellen Schloemer. Big Bank Payday Loans: High-interest Loans Through Checking Accounts Keep Customers in Long-term Debt. Center for Responsible Lending, July 2011. hyyphttp://www.responsiblelending.org/payday-lending/research-analysis/big-bank-payday-loans.pdf

if a $500 advance is outstanding for 12 consecutive pay periods, a borrower would accrue $450 in cumulative finance charges (Table 2).

Table 2. Cumulative finance charge for outstanding balance of $500 renewed for 12 consecutive pay periods[5]

Pay Cycle	Outstanding Principal	Finance Charges Per Cycle	Finance Charges Cumulative	Pay Cycle	Outstanding Principal	Finance Charges Per Cycle	Finance Charges Cumulative
1	$ 500.00	$ 37.50	$ 37.50	7	$ 500.00	$ 37.50	$ 262.50
2	500.00	37.50	75.00	8	500.00	37.50	300.00
3	500.00	37.50	112.50	9	500.00	37.50	337.50
4	500.00	37.50	150.00	10	500.00	37.50	375.00
5	500.00	37.50	187.50	11	500.00	37.50	412.50
6	500.00	37.50	225.00	12	500.00	37.50	450.00

Direct Deposit Advance loans are based on access to a borrower's checking account as collateral, and do not consider a borrower's ability to repay the loan

Direct Deposit Advance customers are eligible for loans of up to one half the amount of their reoccurring direct deposit, rounded up to the nearest $20 increment. For example a borrower with a net monthly income of $2,000 paid weekly would qualify for a line of credit up to $260. That same borrower would qualify for an advance of up to $500 if paid twice monthly or up to $1,000 if paid monthly.[6] However, the total line of credit available throughout the month is the same, with the ability to access a line of credit two to four times larger depending on paycheck frequency. This is a strong indicator that the underwriting criteria in place are based largely on the financial institution's ability to collect the loan from the proceeds of a direct deposit, rather than a borrower's ability to repay the loan without hardship or additional borrowing.

The criteria used to determine the loan principal is insufficient to ensure that a borrower is able to repay the loan as agreed without dedicating a substantial percentage of their paycheck to debt service or taking out an additional loan.

Table 4. Direct Deposit Advance principal based on $2000 per month in qualified direct deposits

Paycheck Frequency	Average Qualified Deposit	Eligible Advance
Weekly	$500	$260
Twice monthly	1,000	500
Monthly	2,000	1,000

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5 "Direct Deposit Advance Service Questions." Wells Fargo, n.d. https://www.wellsfargo.com/help/faqs/dda_faqs.
6 Ibid.

The Direct Deposit Advance product permits borrowers to enter into a long-term cycle of debt

The failure to determine a borrower's ability to repay, the balloon payment structure of the loan, and the high-cost of the Direct Deposit Advance product contributes to a cycle of debt where borrowers are encouraged to use advance proceeds as income replacement and may be forced to devote up to half of their following paycheck to repay the outstanding balance.

Wells Fargo has instituted limits to ensure that this debt cycle occurs throughout the entire year. These limits are insufficient, however. The total period of indebtedness permitted by the Direct Deposit Advance program allows borrowers to be in debt for the majority of the calendar year. Borrowers are permitted to access the Direct Deposit Advance line of credit for six consecutive months before either entering into repayment for up to four pay periods or paying their outstanding balance in full and entering into a one statement period cooling off period. The table below illustrates the maximum number of statement periods (approximately one calendar month) that a borrower can have an outstanding Direct Deposit Advance loan. In most scenarios, a borrower can access credit, and have an outstanding loan balance for 11 months out of the year (Table 3).7

Table 3. Maximum annual period of indebtedness based on outstanding loan balance, pay period frequency and consumer choice to access repayment plan

Paycheck Frequency	After six consecutive months of indebtedness Subject to repayment plan	 Subject to cooling off period
Weekly	11 statement periods	11 statement periods
Twice Monthly	10 statement periods	11 statement periods
Monthly	8 statement periods	11 statement periods

Disclosure of rates and disclaimers about the financial repercussions of repeat use are also insufficient to prevent a long-term cycle of debt. Wells Fargo provides the following disclaimer to borrowers accessing loans through the Direct Deposit Advance program:

"We do not recommend regular, repeated use of the Direct Deposit Advance service – if you find yourself in that situation, we encourage you to seek credit counseling (many agencies can be found in your local telephone book) and explore other credit options." 8

We believe that disclaimers are likely to have little effect when borrowers are permitted to have outstanding Direct Deposit Advance loans up to 11 statement periods per year.

---

7 Id.
8 Id.

Direct Deposit Advance is similar to high-cost, short-term credit products that the OCC has prohibited or opposed in previous circumstances

The OCC has taken enforcement action to prohibit national banks from originating high-cost, short-term credit products in many cases and has publicly opposed legislation that would permit financial institutions from offering high-cost, short-term credit products through a national charter.

In 2001, the OCC and Eagles National Bank entered into a Consent Order to cease originating, renewing, or refinancing loans in conjunction with the non-depository payday lender Cash 'til Payday.9

In 2002, the OCC and Goleta National Bank entered into a Consent Order stemming from charges that the bank's relationship with ACE, a non-depository payday lender, resulted in violations of the Equal Credit Opportunity Act, and constituted unsafe and unsound banking practices.10

In 2003, the OCC and Peoples National Bank, Paris, Texas entered into a Consent Order stemming from charges that the bank's relationship with Cash America, a non-depository payday lender, resulted in violations of the Truth-in-Lending Act, the Equal Credit Opportunity Act, and constituted unsafe and unsound banking practices.11

In 2003, the OCC and First National Bank in Brookings, South Dakota entered into a Consent Order stemming from charges that the bank's relationship with Cash America, a non-depository payday lender resulted in violations of the Truth in Lending Act. The OCC charged that First National Bank in Brookings failed to identify the source of repayment and to assess the borrower's ability to repay the loan, in connection with short-term consumer loans originated in the name of or on behalf of the bank.12

In July 2012, OCC staff provided testimony to the House Committee on Financial Services opposing the passage of opposing the passage of H.R. 6139, a bill that would provide special status and federal benefits to companies and third-party vendors of

---

9 Consent Order, Eagle National Bank, Upper Darby, Pennsylvania (No. 2010-10), available at http://www.occ.gov/static/news-issuances/news-releases/2002/nr-occ-2002-1-fact-sheet.pdf

10 Consent Order, Goleta National Bank, Goleta, California (No. 2002-93), available at http:// www.occ.gov/static/news-issuances/news-releases/2002/nr-occ-2002-85-consent-order-93.pdf

11 Consent Order, People National Bank, Paris, Texas (No. 2003-2), available at http://www.occ.gov/static/enforcement-actions/ea2003-2.pdf

12 Consent Order, First National Bank in Brookings Brookings, South Dakota (No. 2003-1), available at http://www.occ.gov/static/enforcement-actions/ea2003-1.pdf

payday loans, refund anticipation loans, automobile title loans, and other products.13 The OCC stated that, based on their supervisory experience, these products were based on high fees, repetitive use, high defaults, and inadequate legal compliance.

Previous enforcement actions and supervisory experience that high-cost, short-term lending relies on high fees and repetitive use strongly suggest that the Direct Deposit Advance product does not meet standards for safe and sustainable lending established by the OCC in previous circumstances.

Direct Deposit Advance is not subject to the consumer protections afforded to Service members under the Military Lending Act (MLA)

We are also concerned that Direct Deposit Advance loans are structured as open-end credit transactions and, as a result, evade interest rate restrictions and safeguards for key assets for loans made to active duty service members and their dependents.

As implemented by Department of Defense (DOD) rules, the Talent-Nelson Military Lending Act of 2006 prohibits lenders from making payday, auto title and refund anticipations loans in excess of 36 percent APR to active duty service members and their covered dependents. Direct Deposit Advance loans meet most of the criteria for covered loans under the Military Lending Act rules, including a term of less than 91 days, a principal amount less than $2,000 and deferred repayment of the loan contemporaneous with the receipt of a paycheck.14

An exemption was made by DOD for open-ended credit, however, resulting in Direct Deposit Advance loans being exempt from the consumer protections for payday loans provided by the MLA. A Consumer Federation of America study of the impact of the MLA found that Direct Deposit Advance loans are currently available in states where Wells Fargo has branches on military bases and that the product is not subject to oversight and enforcement action by the Department of Defense (DoD).15 The similarities between the Direct Deposit Advance product, which is permitted under existing DoD rules, and covered products such as some payday loans, which subject to interest rate caps under DoD rules, warrants further consideration by the OCC. We also believe that the OCC should downgrade Wells Fargo's Community Reinvestment Act (CRA) score for failing to meet the credit needs of service members by making a credit product available to service members that is functionally similar to a product effectively banned by the MLA interest rate cap.

---

13 Examining Consumer Credit Access Concerns, New Products and Federal Regulations (1012th Cong. (2012) (Testimony of Grovetta Gardineer) available at http://financialservices.house.gov/ UploadedFiles/HHRG-112-BA15-WState-GGardineer-20120724.pdf

14 32 C.F.R. § 232.3(b)(1)(i)

Recommendations to improve Direct Deposit Advance products

Based on the these findings, we recommend that Wells Fargo receive a downgraded score on its forthcoming CRA performance evaluation, the Services Test, in each metropolitan and state assessment area where the product is offered. In addition, we believe that the bank should receive a downgraded score for its overall evaluation. We also recommend that the OCC require Wells Fargo to discontinue to product or restructure it according to the Federal Deposit Insurance Corporation's "Affordable Small-Dollar Loan Guidelines."16 The guidelines lay out a number of recommendations for structuring short-term small dollar loans made by depository institutions. They also state that institutions that adopt these guidelines for small dollar loan products will receive positive consideration under the Community Reinvestment Act and will not be penalized by FDIC examiners.

Based on the FDIC guidelines, we strongly encourage that both the bank and the OCC to take the following steps to improve future transaction account-based credit products to ensure that those products are designed to meet the financial services needs of their accountholders.

1. **Establish a reasonable rate**: The FDIC recommends an interest rate of 36 percent or less for small-dollar loans made by depository institutions, far less than the 76 to 391 percent interest rates charged to Direct Deposit Advance borrowers.

2. **Affordable payments**: Loans should be modified to be longer-term and fully amortizing to encourage principal reduction. Very short-term loans with balloon payments make repayment difficult without financial hardship or additional borrowing.

3. **Sound underwriting**: Loans should be based on a borrower's ability to repay the loan as agreed, rather than electronic access to a borrower's paycheck through direct deposit.

Conclusion

We appreciate the opportunity to comment on the Direct Deposit Advance product and its ability to meet the credit needs of those communities served by Wells Fargo. Based on our stated concerns with the Direct Deposit Advance product, we believe that product

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15 Fox, Jean Ann. The Military Lending Act Five Years Later: Impact On Servicemembers, the High-Cost Small Dollar Loan Market, and the Campaign Against Predatory Lending. Washington, D.C.: Consumer Federation of America, May 2012. http://www.consumerfed.org/pdfs/Studies.MilitaryLendingAct.5.29.12.pdf.
16 Affordable Small-Dollar Loan Products Final Guidelines, FIL-50-2007 (June 19, 2007). http://www.fdic.gov/news/news/financial/2007/fil07050.html.

meets the criteria for abusive lending defined by both consumer lending reform advocates as well as the OCC. Likewise, the product does not meet the criteria defined by the FDIC for positive consideration under the Community Reinvestment Act. We respectfully request that the OCC downgrade both the bank's Services Test score and the overall score and direct the bank to eliminate or restructure the product to meet the Federal Deposit Insurance Corporation's "Affordable Small-Dollar Loan Guidelines."

Respectfully submitted,

Americans for Financial Reform
Center for Economic Integrity
Coalition of Religious Communities
Consumer Action
Consumer Federation of America
Consumers Union
Economic Fairness Oregon
National Consumer Law Center, on behalf of its low income clients
National People's Action
U.S. PIRG

cc: Wells Fargo, NA
Consumer Financial Protection Bureau

EXHIBIT C



Arizona House of Representatives
Democratic Caucus
1700 W Washington Street, Suite II
Phoenix, Arizona 85007

February 9, 2012

The Honorable Ben S. Bernanke
Chairman
Board of Governors, Federal Reserve System
20th Street and Constitution Avenue, NW
Washington, DC 20551

Mr. Martin Gruenberg
Acting Chairman
Federal Deposit Insurance Corporation
1776 F Street, NW
Washington, DC 20006

The Honorable Richard Cordray
Director
Consumer Financial Protection Bureau
1500 Pennsylvania Avenue, NW
Washington, DC 20220

Mr. John Walsh
Acting Comptroller
Office of the Comptroller of the Currency
250 E Street, SW
Mail Stop 2-3
Washington, DC 20219

Dear Sirs:

We are writing today to express our deep concern with recent efforts by mainstream banks to begin offering high interest rate, payday-style loans. As you know, many federally chartered banks such as Wells Fargo, US Bank, and Guaranty Bank have begun offering transaction "advances" on direct deposits, which are structured just like loans from payday loan stores, a practice prohibited by Arizona law. Inevitably, other state and federally chartered banks will begin following suit unless you take immediate action.

This practice allows consumers with direct deposit of wages or public benefits to arrange with banks to advance their pay for a fee ranging from $7.50 to $10 per $100 borrowed. Banks deposit the loan amount into the customer's account and then withdraw the loan amount, along with the fee, from the customer's next direct deposit. If the deposit is insufficient to cover the loan amount, the bank can repay itself anyway, even if it means overdrawing the customer's account. Perhaps the most concerning aspect of this practice is the ease with which consumers can now secure such a loan: such an arrangement can be made online or by phone 24 hours a day, seven days a week.

These unscrupulous lending practices threaten the financial stability of our most vulnerable citizens. Research unequivocally shows that these loans trap borrowers in a cycle of long-term debt. This is why Arizona has spent countless state resources to study and understand the effects of such practices and ultimately to outlaw payday lending entirely. In 2008, the payday lending industry spent more than $14 million on a ballot measure in which they asked voters to allow the industry to exist in Arizona permanently. Arizona voters resoundingly rejected the measure. Last year, the Arizona Legislature chose not to renew the ten year old law allowing payday loan operators to do business in the state, ending payday lending in Arizona entirely.

The Democratic Caucus at the Arizona Legislature has a strong track record of protecting our most vulnerable citizens by fighting against payday lending and other unscrupulous lending practices. We call on you today to take immediate action so that the meaningful reforms taking place in Arizona and throughout the country in the name of consumer protection will not be undermined.

Sincerely,

Arizona House of Representatives
Democratic Members


Representative Chad Campbell


Representative Anna Tovar


Representative Tom Chabin


Representative Ruben Gallego


Representative Albert Hale


Representative Katie Hobbs


Representative Eric Meyer


Representative Richard Miranda


Representative Daniel Patterson


Representative Ed Ableser


Representative Steve Farley


Representative Debbie McCune Davis


Representative Lela Alston


Representative Sally Gonzales


Representative Bruce Wheeler


Representative Macario Saldate


Representative Catherine Miranda


Representative Lynne Pancrazi


Representative Matt Heinz


Representative P. Ben Arredondo

EXHIBIT D

United States Senate
WASHINGTON, DC 20510

January 2, 2013

The Honorable Ben S. Bernanke
Chairman
Board of Governors, Federal Reserve System
20th Street and Constitution Avenue, NW
Washington, DC 20551

The Honorable Thomas J. Curry
Comptroller
Office of the Comptroller of the Currency
250 E Street, SW
Mail Stop 2-3
Washington, DC 20219

The Honorable Martin Gruenberg
Chairman
Federal Deposit Insurance Corporation
1776 F Street, NW
Washington, DC 20006

Dear Chairman Bernanke, Comptroller Curry, and Chairman Gruenberg:

We write to urge you to take immediate steps to stop the financial institutions that your agencies supervise from engaging in payday lending – an unsafe and unsound practice – before it becomes an even larger problem in the states we represent.

Your agencies have a long history of appropriately prohibiting their supervised banks from partnering with non-bank payday lenders to facilitate evasion of state laws restricting payday loans.[1] But several of your largest supervisees are currently making payday loans directly to their own customers.

We applaud the FDIC for its recent statement that the agency is "deeply concerned" about payday lending by banks, is investigating, and is considering further steps.[2]

We also applaud the OCC's recent statements before the House of Representatives. The agency noted that payday lending is "unsafe and unsound and unfair to consumers" and that the profitability of payday loans "is dependent on effectively trapping consumers in a cycle of repeat credit transactions, high fees, and unsustainable debt."[3] The agency further noted the importance of the protections that the Military Lending Act provides members of the military and their dependents by "restricting the cost and terms of . . . abusive credit products."[4]

The banks call these loans deposit "advance" loans, but they are structured just like loans from payday loan storefronts, carrying a high cost (averaging 365% in annualized interest)[5] combined with a short-term balloon repayment (averaging just 10 days).[6] Indeed, in their own advisory letters addressing payday lending, the OCC and FDIC both note that "payday loans" are "also known as 'deferred deposit advances.'"[7]

1

For customers with direct deposit of wages or public benefits, the banks will advance the pay in increments for a fee, ranging from $7.50 to $10 per $100 borrowed. The bank deposits the loan amount directly into the customer's account and then repays itself the loan amount, plus the fee, directly from the customer's next incoming direct deposit. If direct deposits are not sufficient to repay the loan within 35 days, the bank repays itself anyway, even if the repayment leads to the consumer's account being overdrawn, triggering more costs through overdraft fees.

Like non-bank payday borrowers, bank payday borrowers routinely find themselves unable to repay the loan in full while meeting their expenses the next month without taking out another payday loan. *On average, bank payday borrowers are stuck in this debt cycle for 175 days per year. The typical borrower takes out 16 bank payday loans within twelve months, with many borrowers taking out 20 or even 30 or more loans within one year.*[8]

The OCC's June 2011 proposed guidance addressing bank payday lending identifies safety and soundness concerns with these loans, noting operational, reputational, compliance, and credit risks. It expresses concern about the cycle of debt the product generates. But the proposed guidance, as applied, would not effect a change in the fundamental structure of the product that creates the cycle of debt: high-cost combined with short-term balloon repayment. Rather, signals from the financial industry indicate banks would view this guidance as a green light to proceed with widespread payday lending.[9] We urge the OCC to withdraw this proposed guidance.

The OCC has now acknowledged that payday loans are unsafe and unsound. The data now show these "advance" loans are not only structured like payday loans, but they also create the same cycle of debt. The FDIC's concern with payday lending has long been clear,[10] and the Board has also long highlighted safety and soundness concerns associated with high cost lending that leads to frequent renewals.[11] Indeed, bank payday loans increase the ranks of the unbanked by making checking accounts unsafe for vulnerable consumers,[12] a result clearly inconsistent with a safe and sound banking system. And payday lending poses serious reputational risks to any financial institution engaging in it.

As the agencies responsible for the safety and soundness of the financial institutions you supervise, you are compelled to stop them from making payday loans and to prevent additional banks from beginning to do so. We urge you to take meaningful regulatory action that ensures that no bank, regardless of its prudential regulator, structures loans in a way that traps its customers in a cycle of high cost debt. Our states' residents, and consumers everywhere, deserve better from our nation's financial institutions.

We appreciate your consideration of our concerns and would be happy to discuss them further.

Sincerely,



Richard Blumenthal
United States Senate



Richard J. Durbin
United States Senate

Charles E. Schumer
United States Senate

Sherrod Brown
United States Senate

Tom Udall
United States Senate

cc: The Honorable Richard Cordray
Director
Consumer Financial Protection Bureau
1800 G Street NW
Washington, DC 20522

---

[1] OCC Advisory Letter on Payday Lending, AL 2000-10 (Nov. 27, 2000); FDIC Financial Institution Letters, Guidelines for Payday Lending, FIL 14-2005, February 2005; In the early 2000s, the Board stopped the First Bank of Delaware from renting its charter to storefront payday lenders. *See* consumer complaint about the bank's payday activities at Consumer Federation of America, et al, *Consumer and Community Groups Call on Federal Reserve Board to Halt Rent-A-Bank Payday Lending By Delaware Bank*, April 15, 2003, *at* http://www.consumerfed.org/financial-services/166.

[2] Carter Dougherty, *FDIC to look at payday lending by banks*, Star Tribune, June 1, 2012, *available at* http://www.startribune.com/business/156520475.html?refer=y.

[3] Testimony of Grovetta Gardineer, Deputy Comptroller for Compliance Policy, Office of the Comptroller of the Currency, Before the Subcommittee on Financial Institutions and Consumer Credit, Committee on Financial Services, U.S. House of Representatives, July 24, 2012, at 1, 5.

[4] *Id.* at 5.

[5] Center for Responsible Lending, "Big Bank Payday Loans," CRL Research Brief, July 2011, *available* at http://www.responsiblelending.org/payday-lending/research-analysis/big-bank-payday-loans.pdf. This APR is based on a fee of $10 per $100 borrowed, which most banks making payday loans charge. One bank charges $7.50 per $100 borrowed.

[6] *Id.*

[7] OCC Advisory Letter, AL 2000-10, Payday Lending, http://www.occ.gov/static/news-issuances/memos-advisory-letters/2000/advisory-letter-2000-10.pdf; FDIC Financial Institution Letters, Guidelines for Payday Lending, FIL 14-2005, February 2005.

[8] "Big Bank Payday Loans." Borrowers remain in this cycle of debt despite "protections" banks have in place like "installment options" and "cooling-off periods," which, as with storefront payday lending, simply do not stop the cycle of repeat loans.

[9] When the CEO of one payday loan company was asked about banks' appetite for involvement in payday loans, he responded that he viewed the OCC's guidance "very positively" and that "once . . . it was issued, we began [the] process of talking to additional financial institutions about the ability to get involved and assist them in a micro line of credit product whether it be laid over a card or DDA [direct deposit advance] account." Daniel Feehan, President, Chief Executive Officer and Director of Cash America – the company that distributed cards carrying MetaBank's iAdvance payday loan product before the OTS shut that product down – speaking on the company's second quarter 2010 investor call, July 20, 2011.

Further, Fiserv, Inc., a provider of software systems to the financial industry, has developed a bank payday software product it calls "Relationship Advance." Fiserv is reporting significant interest in this product: "The pipeline is extremely strong. We've had some very nice mid-tier signings over the last three, four months and we see this as an interesting driver of ... high-quality recurring revenue . . . ." Fiserv Investor Conference, Oct. 31, 2011.

[10] FDIC Financial Institution Letters, Guidelines for Payday Lending, FIL 14-2005, February 2005.

[11] See, e.g., 2001 guidance addressing subprime lending and the 2004 guidance addressing unfair and deceptive acts or practices by state-chartered banks. SR 01-4, Letter from Board of Governors to Supervisees and attached Interagency Expanded Guidance for Subprime Lending Programs, January 31, 2001.

[12] Research has long shown that payday loans cause serious financial harm, including loss of basic banking privileges because of repeated overdrafts, increased likelihood of bankruptcy, paying credit card debts and other bills late, and delayed medical care. See the following studies for discussions of these negative consequences of payday lending: (1) Paige Marta Skiba and Jeremy Tobacman, *Do Payday Loans Cause Bankruptcy?* Vanderbilt University and the University of Pennsylvania (October 10, 2008), *available at* www.law.vanderbilt.edu/faculty/faculty-personal-sites/paige-skiba/publication/download.aspx?id=2221; (2) Sumit Agarwal, Paige Skiba, and Jeremy Tobacman, *Payday Loans and Credit Cards: New Liquidity and Credit Scoring Puzzles?* Federal Reserve of Chicago, Vanderbilt University, and the University of Pennsylvania (January 13, 2009), *available at* http://bpp.wharton.upenn.edu/tobacman/papers/pdlcc.pdf; (3) Dennis Campbell, Asis Martinez Jerez, and Peter Tufano (Harvard Business School). *Bouncing Out of the Banking System: An Empirical Analysis of Involuntary Bank Account Closures*, Harvard Business School (June 6, 2008), *available at* www.bos.frb.org/economic/eprg/conferences/payments2008/campbell_jerez_tufano.pdf; and (4) Brian T. Melzer, *The Real Costs of Credit Access: Evidence from the Payday Lending Market*, University of Chicago Business School (November 15, 2007), *available at* http://home.uchicago.edu/%7Ebmelzer/RealCosts_Melzer.pdf; (5) Bart J. Wilson, David W. Findlay, James W. Meehan, Jr., Charissa P. Wellford, and Karl Schurter, "An Experimental Analysis of the Demand for Payday Loans" (April 1, 2008), *available at* http://papers.ssrn.com/sol3/papers.cfm?abstract_id=1083796.



Law Department
N9305-173
1700 Wells Fargo Center
Sixth and Marquette
Minneapolis, MN 55479

Mary E. Schaffner, Senior Company Counsel and Assistant Secretary
612/667-2367
612/667-6082

December 24, 2012

Via E-Mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Wells Fargo & Company – Omission of Stockholder Proposal Submitted by the Sisters of St. Francis of Philadelphia and Certain Other Co-Filers

Ladies and Gentlemen:

Wells Fargo & Company, a Delaware corporation ("Wells Fargo" or the "Company") hereby notifies the Securities and Exchange Commission (the "Commission") of its intent to omit a stockholder proposal from its proxy statement and form of proxy for Wells Fargo's 2013 Annual Meeting of Stockholders (the "2013 Proxy Materials"), pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in connection therewith, respectfully requests the staff of the Division of Corporation Finance (the "Staff") to indicate that it will not recommend any enforcement action to the Commission.

Pursuant to Rule 14a-8(j), Wells Fargo has filed this letter with the Commission no later than eighty calendar days before Wells Fargo intends to file its definitive 2013 Proxy Materials with the Commission.

The Proposal

On November 5, 2012, the Company received a stockholder proposal (the "Proposal") and an accompanying Supporting Statement for inclusion in Wells Fargo's 2013 Proxy Materials from The Sisters of St. Francis of Philadelphia. Subsequent to that date, and on or prior to November 15, 2012, the deadline for submission of stockholder proposals for inclusion in the Company's 2013 Proxy Materials, the Company also received identical proposals from each of The Needmor Fund and the 18 additional stockholders identified on Schedule 1 to this letter. The Sisters of St. Francis of Philadelphia, The Needmor Fund and the organizations listed on Schedule 1 are



referred to in this letter as the "Proponents."[1] Copies of the submission letters and the Proposal received from each of the Proponents are attached to this letter as Appendix A.

In summary, the Proposal requests that the Wells Fargo Board of Directors prepare a report discussing the adequacy of the Company's policies in addressing the social and financial impacts of the Company's Direct Deposit Advance lending service ("Direct Deposit Advance"), omitting any proprietary and litigation-related information. For the reasons set forth below, Wells Fargo believes that it may properly omit the Proposal from its 2013 Proxy Materials.

Summary of Wells Fargo's Position

As set forth more fully below, Wells Fargo believes that it may properly omit the Proposal from its 2013 Proxy Materials, pursuant to:

- Rule 14a-8(i)(7), because the subject matter and content of the requested report regarding Direct Deposit Advance relates to Wells Fargo's ordinary business operations, and does not independently present a significant social policy issue; and

- Rule 14a-8(i)(3), because the Proposal is so inherently vague and indefinite that neither the Company nor its shareholders would be able to determine the actions required by the Proposal and/or otherwise contains material misstatements regarding Direct Deposit Advance.

Description of Direct Deposit Advance

Wells Fargo is a nationwide, diversified, community-based financial services company and bank holding company providing, among other financial services, banking and consumer and commercial finance services. Direct Deposit Advance has been offered by Wells Fargo to its checking account customers since 1994. It is available only to established consumer customers whose accounts are in good standing, and who self-select this service online or by contacting a phone banker. Direct Deposit Advance is structured as a line of credit (not a loan) and is designed to help customers address an emergency financial situation by providing short-term credit quickly. Only those customers who have established an automatic and regularly recurring funds deposit (e.g., a payroll deposit) may use the Direct Deposit Advance service, and may only access a limited amount of funds ($20.00 to $500.00, depending on need and pre-existing credit limit, which for any customer, cannot exceed a maximum credit limit of $500.00, and may in fact be less, depending upon the amount of qualified deposits used to calculate the credit limit) in

[1] Each of the additional co-filers, other than The Needmor Fund, have designated Sister Nora M. Nash, OSF of The Sisters of Saint Joseph of Philadelphia, as their representative for purposes of receiving all communications with respect to the Proposal.

anticipation of the next qualified automatic funds deposit. Wells Fargo assesses a single advance fee of $1.50 per $20.00 borrowed (significantly less than loans offered by payday lenders) for each advance. All advances and the advance fee are automatically repaid with the next qualifying automatic deposit. Wells Fargo provides extensive disclosure about the Direct Deposit Advance service in its service agreement and information guide, on its website, and through its phone bankers to its customers, reinforcing that the Direct Deposit Advance line of credit is a higher cost alternative to other types of credit, and emphasizing that the service is not intended to serve longer-term financial needs. In order to help ensure customers do not ultimately rely on this service as a long-term solution, Wells Fargo also has implemented policies limiting a customer's ability to access Direct Deposit Advance to six consecutive months and a one-month period of unavailability, and provides a repayment option that allows incremental repayment of an advance over time, rather than all at once. Furthermore, since the Company is engaged in the business of full-service banking, it offers, unlike payday lenders, a variety of short- and longer-term credit solutions to customers, and regularly encourages customers using Direct Deposit Advance to explore other credit products.

Analysis

Rule 14a-8(i)(7) – Proposal Deals with Wells Fargo's Ordinary Business Operations and Does Not Present a Significant Social Policy Issue.

Exclusion of Proposals Relating to Ordinary Business Operations under Rule 14a-8-(i)(7). Rule 14a-8(i)(7) permits the exclusion of a stockholder proposal if the proposal deals with the company's ordinary business operations. Wells Fargo believes that the Proposal is excludable under Rule 14a-8(i)(7) because it involves Wells Fargo's ordinary business operations, in that it directly relates to the Company's decision to offer specific lending products and services to its customers, a core feature of the ordinary business of banking.

In connection with the Commission's adoption of the 1998 amendments to Rule 14-8, the Commission stated in the accompanying Release (Exchange Act Release No. 40018 (May 21, 1998), the "1998 Release"), that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impractical for stockholders to decide how to solve such problems at an annual meeting." The 1998 Release described the two "central considerations" for the ordinary business exclusion: (1) that certain tasks were "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct stockholder oversight and (2) the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which stockholders, as a group, would not be in a position to make an informed judgment," The Commission indicates that this second consideration "may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies."

Provision of banking services, products and practices constitutes the Company's ordinary business. The Staff has concluded generally in response to a number of no-action requests that proposals regarding the provision of banking services and products are matters of ordinary business and are excludable under Rule 14a-8(i)(7). In particular, the Staff generally allows exclusion of proposals aimed at banks' credit policies, loan underwriting and customer relations. In *JPMorgan Chase & Co.* (March 16, 2010), the Staff permitted the exclusion of a proposal under Rule 14a-8(i)(7) relating to JPMorgan Chase's decision to issue refund anticipation loans as relating to its ordinary business, noting that "proposals concerning the sale of particular services are generally excludable under Rule 14a-8(i)(7)". In *Wells Fargo & Company* (February 16, 2006) and *Bank of America Corp.* (March 7, 2005), the Staff also agreed that the shareholder proposals pertaining to the banks' policies regarding the decision to extend credit to particular types of customers (including payday lenders) were excludable under Rule 14a8-(i)(7), because they related to the banks' ordinary business operations such as credit policies, loan underwriting and customer relations. *See also Bancorp Hawaii, Inc.* (February 27, 1992) (finding that a proposal regarding policies with respect purchasing bonds, making loans and acting as a financial consultant was excludable because it related to the company's day-to-day business operations).

The Staff has also consistently allowed exclusion of proposals under Rule 14a-8(i)(7) requesting a board of directors prepare a report on policies related to the provision of a financial service or product embedded in the day-to-day business of banks and financial institutions. *See, JPMorgan Chase & Co.* (Feb. 26, 2007); *Bank of America Corp.* (Feb. 21, 2007); and *Citigroup, Inc.* (Feb. 21, 2007). In all these instances, the Staff permitted exclusion of proposals requesting preparation of a report about the policies in place to safeguard against the provision of any financial services for any corporate or individual client that enables capital flight and results in tax avoidance because the provision of financial services is the companies' ordinary business. Accordingly, because the Proposal and the subject matter of the report requested by the Proposal relate to the Company's decision to offer a specific credit product to its customers, and thus constitutes part of the Company's core day-to-day banking business, the Proposal is excludable.

The Proposal does not relate to an overriding policy issue. Notwithstanding the fact that the Staff has concurred that a proposal relating to a company's ordinary business is generally excludable, if a proposal deals with matters transcending the day-to-day business of a company and raises policy issues so significant that it would be appropriate for shareholder vote, such proposal would not be excludable under Rule 14a-8(i)(7). *See Staff Legal Bulletin No. 14E (CF)* (Oct. 27, 2009) ("*SLB 14E*"). The Proposal refers to both "predatory lending" and "payday lending" (a particular type of lending the Proponents asserts is predatory) in connection with the Direct Deposit Advance service. The Staff has concluded in several no-action letters that predatory lending would constitute a significant policy issue. *See, Bank of America Corp.* (March 14, 2011); *Cash America International, Inc.* (Feb. 13, 2008); and *Conseco, Inc.* (April 5, 2001). However, Direct Deposit Advance does not constitute predatory lending, and thus the Proposal does not raise an overriding policy issue.

First, as commonly understood, predatory lending includes abusive, illegal, and deceptive sales and collection practices, lack of clear and understandable disclosure regarding loan terms and cost, onerous repayment terms and penalties, and hidden fees. A higher borrowing cost is not sufficient to establish predatory lending. As described in detail under "Description of Direct Deposit Advance", Wells Fargo has in place terms and policies regarding access to, and limited continuous use of the Direct Deposit Advance service, and explicitly and frequently discloses the higher relative cost, temporary, and short-term nature of the service. Wells Fargo does not target "financially vulnerable" customers; to the contrary to the service is neither marketed nor advertised, and is limited to existing checking account customers whose accounts are in good standing. Consequently, Wells Fargo submits that, because Direct Deposit Advance does not constitute predatory lending, the Proposal does not involve an overriding policy concern. *See JPMorgan Chase & Co.* (Mar. 16, 2010); *H&R Block, Inc.* (Aug. 1, 2006) (both concurring in the exclusion of proposals addressing refund anticipation loans that the proponents asserted to have characteristics of predatory lending).

The Proposal also lacks a focus on an overriding policy concern because it asks that the report discuss the "financial impacts" of the Company's Direct Deposit Advance lending service. The supporting statement indicates that two financial impacts that the Proponents believe should be addressed are "cost to the institution" and "total revenues derived from these loans." These items relate to the Company's financial performance, causing the Proposal to go beyond any overriding policy concerns. In *Exxon Mobil Corp.* (Mar. 6, 2012), the Staff concurred that a proposal could be excluded in similar circumstances. The *Exxon Mobil* proposal requested a report on the risks posed by the "environmental, social and economic challenges associated with the oil sands." The company argued that the proposal "seeks a report that would include matters of ordinary business in addition to a significant policy issue—the environment." The Staff concurred in the proposal's exclusion, noting that "the proposal address the 'economic challenges' associated with the oil sands and does not, in our view, focus on a significant policy issue." The Proposal's reference to "financial impacts" similarly causes the Proposal to address matters of ordinary business of the Company.

Second, even if the Proposal raises significant policy issues, under *Staff Legal Bulletin No. 14E*, there must also be a sufficient nexus between the subject matter of the Proposal and Wells Fargo. The Staff found such a nexus when it declined to concur with a request from Cash America International, Inc.("Cash America") to exclude a stockholder proposal relating to payday lending under Rule 14a-8(i)(7). (*See Cash America International, Inc.* (February 13, 2008).) The *Cash America* proposal sought to impose various requirements on Cash America, a company that owned and operated pawn shops and offered "pawn loans, a type of non-recourse loans secured by tangible personal property, check cashing and related financial services," as well as "short-term unsecured cash advances to individuals, commonly referred to as 'payday loans,' through most of its pawn lending locations." The Cash America proposal requested that the company form an independent board committee to oversee the adoption of policies and enforcement mechanisms to prevent predatory lending practices by employees and affiliates, and prepare a report to assure shareholders of the adequacy of these new policies and their enforcement. Given the strong nexus between the nature of the proposal and Cash America, a company whose primary business is making the types of loans that would be properly characterized as "payday loans," the Staff determined that the proposal in fact raised a significant policy issue, and thus was not excludable.

In contrast, in 2011, the Staff agreed with Bank of America Corp. when it requested exclusion under the ordinary business exclusion rule for a shareholder proposal relating to its lending practices. (*See Bank of America Corp.* (February 17, 2011).) In that case, the proponent attempted to transform a proposal relating to ordinary business transactions into a public policy issue by adding certain "buzz words," including referring to the company's lending activities as "illicit" and making references to the current "financial crisis." The Proponents attempt a similar transformation, by inserting references in the Proposal to "predatory lending" and "payday lending," without elaborating which aspects of the Direct Deposit Advance service that allegedly present these concerns, other than its higher cost nature compared to other credit products. As discussed above, the Direct Deposit Advance service, which is one of many credit products available to the Company's retail banking customers, is subject to internal bank lending policies that are reviewed by banking regulators, is different from the predatory and payday lending practices that the Proposal cites as a significant policy issue.

Moreover, the Commission's no-action letters referenced above suggest that whether short-term lending practices under scrutiny in a shareholder proposal are a "significant policy issue" transcending the ordinary business exclusion rule is determined by the type of lender and type of lending practice involved. This case-by-case standard is of key importance when contrasting the Company, a bank holding company with a clear interest in maintaining its public reputation for being a responsible lender, to payday lenders that receive a significant portion of their revenue streams by providing credit products structured without similar safeguards and without regulatory oversight. Because the Company does not engage in the type of predatory payday lending activities that are the subject of public discourse, no significant policy concerns are at issue, and the Proposal may thus be excluded under Rule 14a-8(i)(7).

<u>Rule 14a-8(1)(3) and Rule 14a-9—Proposal is Excludable Because It is Impracticably Vague and also Contains Materially Misleading Statements.</u>.

As discussed below, the Proposal is excludable because it is impermissibly vague and does not provide adequate guidance to the Company for its implementation, and further may be excluded as materially misleading.

<u>*The Proposal is so inherently vague that the Company would be unable to determine with any reasonable certainty what actions or measures the Proposal requires.*</u> The Proposal requests that the Company's Board prepare "a report discussing the adequacy of the company's policies in

addressing the social and financial impacts of direct deposit advance lending...on Wells Fargo and its customers."

The standard for impermissibly vague proposals articulated by the Staff under Rule 14a-8(i)(3) is that "neither the shareholders voting on the proposal, nor the company implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal Bulletin No. 14B*. For the reasons stated below, the Proposal lacks the minimum necessary specificity and guidance about the report the Proposal is requesting the Board to prepare. When key terms are vague to the point that materially differing interpretations of the requirements of the Proposal are possible, the Staff has determined that a shareholder proposal is excludable under Rule 14a-8(i)(3). *See, e.g. Berkshire Hathaway, Inc.* (March 2, 2007) (allowing for exclusion of a proposal under Rule 14a-8(i)(3) where the proposal prohibited the company from investing in securities of any foreign corporation that engages in activities prohibited for U.S. corporations by Executive Order); *Prudential Financial, Inc.* (February 16, 2007) (allowing for exclusion of a proposal where the proposal was vague on the meaning of "management controlled programs" and "senior management incentive compensation programs"); *Verizon Communications Inc.* (February 21, 2008) (allowing for exclusion of a proposal where the proposal failed to define the term "Industry Peer Group" and "relevant time period"). Wells Fargo submits that the Proposal should be excluded as impermissibly vague" since neither the Company, nor Wells Fargo stockholders being asked to vote on the Proposal would be able to determine precisely what the report should address.

First, the Proposal itself refers to three separate organizations by which it attempts to define the type of lending being conducted by the Company—only two of which, the FDIC and the Consumer Finance Protection Bureau, have any regulatory jurisdiction over the Company. There is no indication in the Proposal regarding precisely which of these authorities would provide the appropriate framework for determining whether the Company's policies are "adequate." The Company already reports on its lending policies to its own bank examiners, who are charged with examining the soundness of the Company's lending practices. The Proponents seem to suggest that the information provided by the Company for its own bank regulators examiners, based on guidance promulgated by the FDIC and the Consumer Finance Protection Bureau—both cited as authority in the Proposal—is not "adequate." The Proposal thus fails to specify which standard, beyond those promulgated by federal agencies devoted to examining lending policies, the Company should comply with to ensure that its policies are "adequate."

Second, it is difficult to discern to which "social impacts" of Direct Deposit Advance the Proposal may be referring. The majority of the statements in the supporting statement are references to allegedly abusive practices of payday lending companies that are not relevant to the Direct Deposit Advance service. It is simply unclear from the vague wording of the proposed resolution on what "social impacts" on the Company and its customers the Proposal is requesting a report from the Company. The Company is also unsure what sort of research it would be required to conduct in order to comply with this vague request. It is also unclear from the Proposal what action the Company is expected to take with respect to the requested report once it has been prepared. The Proposal does not specify whether the report is to be disclosed publicly, or if disclosed, by what means of disclosure.

Consequently, Wells Fargo believes that the Proposal is properly excludable under Rule 14a-8(i)(3) as so vague as to be misleading.

In addition, the Proposal should also be excluded because it contains misleading material information and/or omits material information contrary to Rule 14a-8(i)(3) and Rule 14a-9. Rule 14a-8(i)(3) and Rule 14a-9 together prohibit "materially false or misleading statements in proxy soliciting materials." In *Staff Legal Bulletin No. 14B* (September 15, 2004), the Staff stated that shareholder proposals are excludable from proxy statements when "the company demonstrates objectively that a factual statement is materially false or misleading." Proponents' supporting statement relies heavily on equating the Direct Deposit Advance service with predatory lending and payday lending services that the Proponents regard as inherently predatory However, as discussed in detail under "Description of Direct Deposit Advance", the Company's lending service has significant differences from payday loans by non-bank lenders, and none of the characteristics of predatory lending discussed above. The Direct Deposit Advance service is not promoted or marketed, provides extensive and complete disclosure regarding its repayment terms, use, and cost and is available only to Wells Fargo's existing deposit customers who become eligible to use the program under appropriate criteria. Furthermore, unlike companies that offer payday loans, the Company is subject to extensive regulation, including examinations of its products and whether they are suitable for customers.

In contrast, payday lending, which is the focus of the Proposal, and which the Proponents regard as predatory by nature, is different from the Direct Deposit Advance service offered by the Company. Payday loans are offered by unregulated entities that do not have incentives to develop deeper and long-term customer relationships and typically do not have a wide range of credit products available for consumers. Unlike Wells Fargo's service, payday loans may be in amounts up to 100% of a customer's paycheck, have additional fees and higher minimum loan amounts and have no relationship requirements or usage limits.

The statements in the Proposal regarding predatory and payday lending do not cite any specific characteristic of the Direct Deposit Advance service, other than its higher cost, to support these assertions. The Proposal is thus misleading because it equates the Company's Direct Deposit Advance service with payday lending services, and falsely or misleadingly implies it presents the same predatory lending risks and detrimental effects on consumers. It is misleadingly designed to cause shareholders to believe the Proposal's assertion that the Direct Deposit Advance service "may pose significant regulatory, legal, and reputational risks to Wells Fargo." Consequently, the Proposal relies on unsupported assertions and material omissions regarding material terms of Direct Deposit Advance to make its argument to stockholders and mischaracterizes the service offered by the Company.

Conclusion

For the reasons set forth in this letter, Wells Fargo respectfully submits that it may properly omit the Proposal from its 2013 Proxy Materials and requests that the Staff indicate that it will not recommend enforcement action to the Commission if Wells Fargo omits such Proposal.

In accordance with Staff Legal Bulletin No.14D (November 7, 2008) ("SLB 14D"), this letter, including Exhibit A, is being submitted by e-mail to shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), a copy of this letter is being sent concurrently to the Proponents.

Rule 14a-8(k) and SLB 14D provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, I am taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff regarding the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned pursuant to Rule 14a-8(k) and SLB 14D.

Please send correspondence concerning this request to mary.e.schaffner@wellsfargo.com. If you have any questions regarding this request, please call the undersigned at 612-667-2367 or Elizabeth Ising, Esq. of Gibson Dunn & Crutcher LLP at 202-955-8287.

Very truly yours,



Mary E. Schaffner
Senior Company Counsel &
Assistant Secretary

Enclosure

cc: Elizabeth Ising, Esq.
Gibson, Dunn & Crutcher (via email)

Sister Nora M. Nash, OSF (nnash@ssfphila.org)
Sisters of Saint Francis of Philadelphia

Timothy Smith (tsmith@bostontrust.com)
Walden Asset Management, Inc., on behalf of
The Needmor Fund

SCHEDULE 1

Additional Co-Filers

Missionary Oblates of Mary Immaculate
Sisters of St. Francis of Dubuque, Iowa
Catholic Health East
Adrian Dominican Sisters
Benedictine Sisters of Monasterio Pan de Vida
United Church of Christ, Inc. – The Pension Boards
Libra Fund, Limited Partnership
United Church Funds
Janet Francis King Trust (Clean Yield Asset Management)
School of Sisters Notre Dame Central Pacific Province
Sisters of St. Dominic
The Marianists Province of the United States
Sisters of St. Joseph of Orange
The Oneida Trust Committee of the Oneida Tribe of Indians of Wisconsin
Episcopal City Mission
Christian Brothers Investment Services, Inc. (CBIS)
Friends Fiduciary Corporation
Northwest Women Religious Investment Trust – Sisters of Saint Joseph of Peace

APPENDIX A



THE SISTERS OF ST. FRANCIS OF PHILADELPHIA


RECEIVED
NOV 07 2012
By

November 5, 2012

Laurel A. Holschuh
Senior Vice President, Assistant General Counsel
Wells Fargo Law Department
N9305-173
Minneapolis, MN 55479

Dear Ms. Holschuh:

Peace and all good! The Sisters of St. Francis of Philadelphia have been shareholders in Wells Fargo for many years. As faith-based investors, we are truly concerned about the issue of payday lending and the effect that it is having not only on the economic security of vulnerable consumers but on the reliability and sustainability of Wells Fargo as a sound financial institution. Several members of ICCR (Interfaith Center on Corporate Responsibility) have been in dialogue with Wells Fargo management but we have not received the necessary information to determine how many vulnerable consumers are being affected. Some strategic value advisors have provided a dim forecast with regard to payday lending. Since our company is one of only four banks that use this product we are asking you to apply effective risk management principles and examine the social and financial impacts of this product.

The Sisters of St. Francis of Philadelphia are therefore submitting the enclosed shareholder proposal, "Payday Lending." I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2013 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules. We truly hope that the company will be willing to release the requested information to the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Nora M. Nash, OSF, Director, Corporate Social Responsibility. Contact information: nnash@osfphila.org or 610-558-7661.

As verification that we are beneficial owners of common stock in Wells Fargo, I enclose a letter from Northern Trust Company, our portfolio custodian/record holder attesting to the fact. It is our intention to keep these shares in our portfolio at least until after the annual meeting.

Respectfully yours,

Nora M. Nash, OSF

Nora M. Nash, OSF
Director, Corporate Social Responsibility

Enclosures

cc:

Robert Manuel, CRA
Julie Wokaty, ICCR

Office of Corporate Social Responsibility
609 South Convent Road • Aston, PA 19014-1207
610-558-7661 • Fax: 610-558-5855 • E-mail: nnash@osfphila.org • www.osfphila.org

Wells Fargo Resolution 2012
Payday Lending

WHEREAS

Predatory loan products such as payday loans have received significant public criticism for their high interest rates and rates of repeat borrowing. Our company is currently extending high-cost direct deposit advances that resemble payday loans and could expose customers to a costly "debt trap." We believe these advances present serious hazards to Wells Fargo most financially vulnerable customers and to the company itself.

Wells Fargo charges $7.50 for each $100 borrowed through direct deposit advance. Loans are repaid automatically, in full, out of the customer's next direct deposit. Research from the Center for Responsible Lending demonstrates that the typical user of this type of product pays 365%/270% APR on a 10 day loan and remains indebted for 175 days out of the year.

This lending may pose significant regulatory, legal, and reputational risks to Wells Fargo. Regulators have repeatedly warned banks to avoid making or facilitating payday loans that result in long-term debt. The FDIC has begun an inquiry into payday lending practices and the Consumer Financial Protection Bureau has begun examination of payday-type, short-term lending at both payday storefronts and banks. Wells Fargo is one of only four major banks exposed to these risks, as the majority of state and national banks do not offer this type of product line. In recent years, a host of predatory lending practices have cost households billions in fees and catalyzed instability in both the housing and financial markets. Payday lending can perpetuate this instability, draining productive resources from the bank's own customer base and the economy as a whole.

Wells Fargo has disclosed information to its shareholders and on its website about this product but will not share the necessary information for shareholders to determine its suitability for vulnerable customers.

RESOLVED

Shareholders request the Board of Directors prepare a report discussing the adequacy of the company's policies in addressing the social and financial impacts of direct deposit advance lending described above. Such a report should be prepared at a reasonable cost, omitting proprietary information and not conceding or forfeiting any issue in litigation related to these products.

SUPPORTING STATEMENT

We believe responsible practices that are designed to strengthen rather than weaken customers' financial health are in the best interest of our company, its clients, the communities it operates in, and our economy.

The FDIC has stated that "providing high-cost, short-term credit on a recurring basis to customers with long-term credit needs is not responsible lending, increases institutions' credit, legal, reputational, and compliance risks; and can create a serious financial hardship for the customer."

We believe it would be helpful if the report includes information on the frequency with which the product is used, impact of the product on overdraft fees and nonsufficient funds fees, cost to the institution, and total revenues derived from these loans. We also believe the report should include metrics to determine whether loans extended are consistent with customers' ability to repay without repeat borrowing.

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000



Northern Trust

November 5, 2012

To Whom It May Concern:

This letter will confirm that the Sisters of St. Francis of Philadelphia hold at least $2,000 worth of Wells Fargo & Company. These shares have been held for more than one year and will be held at the time of your next annual meeting.

The Northern Trust Company serves as custodian/record holder for the Sisters of St. Francis of Philadelphia. The above mentioned shares are registered in the nominee name of the Northern Trust Company.

This letter will further verify that Sister Nora M. Nash and/or Thomas McCaney are representatives of the Sisters of St. Francis of Philadelphia and are authorized to act on their behalf.

Sincerely,

Sanjay K. Singhal

Sanjay Singhal
Vice President

THE NEEDMOR FUND


RECEIVED
NOV 07 2012
By

November 7, 2012

Ms. Laurel A. Holschuh
Senior Vice President and Secretary
Wells Fargo & Company
MAC #N9305-173
Sixth and Marquetta
Minneapolis, MN 55479

Dear Ms. Holschuh:

The Needmor Fund holds 1,200 shares of Wells Fargo stock. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. We are concerned about the issue of payday lending and the effect that it is having not only on the economic security of consumers but on the reliability and sustainability of Wells Fargo as a sound financial institution.

Therefore, we are filing the enclosed shareholder proposal as a co-filer with Sisters of Saint Francis as the "primary filer" for inclusion in the 2013 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of Wells Fargo shares. We have been a shareholder for more than one year holding at least $2,000 worth of Wells Fargo stock and will continue to hold these shares through the next annual meeting. We will be pleased to provide proof of ownership upon request.

Please copy correspondence both to myself and to Timothy Smith at Walden Asset Management at tsmith@bostontrust.com; phone 617-726-7155. Walden is the investment manager for Needmor.

Sincerely,

Daniel Stranahan
Chair – Finance Committee

Encl. Resolution Text

CC: Timothy Smith, Walden Asset Management, One Beacon St., Boston, MA 02108

The Needmor Fund
c/o Daniel Stranahan
2123 West Webster Avenue
Chicago, IL 60647

Wells Fargo Resolution 2012
Payday Lending

WHEREAS

Predatory loan products such as payday loans have received significant public criticism for their high interest rates and rates of repeat borrowing. Our company is currently extending high-cost direct deposit advances that resemble payday loans and could expose customers to a costly "debt trap." We believe these advances present serious hazards to Wells Fargo most financially vulnerable customers and to the company itself.

Wells Fargo charges $7.50 for each $100 borrowed through direct deposit advance. Loans are repaid automatically, in full, out of the customer's next direct deposit. Research from the Center for Responsible Lending demonstrates that the typical user of this type of product pays 365%/270% APR on a 10 day loan and remains indebted for 175 days out of the year.

This lending may pose significant regulatory, legal, and reputational risks to Wells Fargo. Regulators have repeatedly warned banks to avoid making or facilitating payday loans that result in long-term debt. The FDIC has begun an inquiry into payday lending practices and the Consumer Financial Protection Bureau has begun examination of payday-type, short-term lending at both payday storefronts and banks. Wells Fargo is one of only four major banks exposed to these risks, as the majority of state and national banks do not offer this type of product line. In recent years, a host of predatory lending practices have cost households billions in fees and catalyzed instability in both the housing and financial markets. Payday lending can perpetuate this instability, draining productive resources from the bank's own customer base and the economy as a whole.

Wells Fargo has disclosed information to its shareholders and on its website about this product but will not share the necessary information for shareholders to determine its suitability for vulnerable customers.

RESOLVED

Shareholders request the Board of Directors prepare a report discussing the adequacy of the company's policies in addressing the social and financial impacts of direct deposit advance lending described above. Such a report should be prepared at a reasonable cost, omitting proprietary information and not conceding or forfeiting any issue in litigation related to these products.

SUPPORTING STATEMENT

We believe responsible practices that are designed to strengthen rather than weaken customers' financial health are in the best interest of our company, its clients, the communities it operates in, and our economy.

The FDIC has stated that "providing high-cost, short-term credit on a recurring basis to customers with long-term credit needs is not responsible lending, increases institutions' credit, legal, reputational, and compliance risks; and can create a serious financial hardship for the customer."

We believe it would be helpful if the report includes information on the frequency with which the product is used, impact of the product on overdraft fees and nonsufficient funds fees, cost to the institution, and total revenues derived from these loans. We also believe the report should include metrics to determine whether loans extended are consistent with customers' ability to repay without repeat borrowing.

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000

 Northern Trust

November 7, 2012

To Whom It May Concern:

The Northern Trust acts as trustee for **Needmor Fund** and custodies the assets at Northern Trust. Walden Asset Management acts as the manager for this portfolio.

We are writing to verify that **Needmor Fund** currently owns **1,200** shares of **Wells Fargo & Company (Cusip #949746101)**. We confirm that **Needmor Fund** has beneficial ownership of at least $2,000 in market value of the voting securities of **Wells Fargo & Company** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Should you require further information, please contact (name of contact) directly.

Sincerely,



Laura O'Sullivan

Missionary Oblates of Mary Immaculate
Justice Peace & Integrity of Creation Office
391 Michigan Avenue, NE, Washington DC 20017. Tel: 202 529 4505 Fax: 202 529 4572

November 8, 2012


RECEIVED
By

Laurel A. Holschuh
Senior Vice President, Assistant General Counsel
Wells Fargo Law Department
N9305-173
Minneapolis, MN 55479

Dear Ms. Holschuh:

I am writing you on behalf of the Missionary Oblates of Mary Immaculate to co-file the stockholder resolution on Payday Lending. We are members of Interfaith Center on Corporate Responsibility (ICCR) a coalition of 275 faith-based institutions committed to social responsible investing.

Some strategic value advisors have provided a dim forecast with regard to payday lending. Several members of ICCR have been in dialogue with Wells Fargo management but we have not received the necessary information to determine how many vulnerable consumers are being affected.

In brief, the proposal states: Shareholders of Wells Fargo & Company request that the Board of Directors prepare a report discussing the adequacy of the company's policies in addressing the social and financial impacts of direct deposit advance lending. Such a report should be prepared at a reasonable cost, omitting proprietary information and not conceding or forfeiting any issue in litigation related to these products.

It is with this in mind that I write at this time to inform you of our intention to co-file the enclosed shareholder resolution with the Sister of St. Francis of Philadelphia for consideration and action by stockholders at the annual meeting.

We are beneficial owners of 4,031 shares in Wells Fargo & Company. Verification of our ownership of this stock is enclosed from State Street Bank and Trust Company, a DTC participant who is our portfolio custodian. It is our intention to keep these shares in our portfolio at least until the annual meeting.

The primary contact for this resolution will be: Nora M. Nash, OSF, Director, Corporate Social Responsibility. Contact information: nnash@osfphila.org or 610-558-7661.

Respectfully yours,

Rev. Séamus P. Finn OMI
Director - Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate.

Wells Fargo Proposal
Payday Lending

WHEREAS

Predatory loan products such as payday loans have received significant public criticism for their high interest rates and rates of repeat borrowing. Our company is currently extending high-cost direct deposit advances that resemble payday loans and could expose customers to a costly "debt trap." We believe these advances present serious hazards to Wells Fargo most financially vulnerable customers and to the company itself.

Wells Fargo charges $7.50 for each $100 borrowed through direct deposit advance. Loans are repaid automatically, in full, out of the customer's next direct deposit. Research from the Center for Responsible Lending demonstrates that the typical user of this type of product pays 365%/270% APR on a 10 day loan and remains indebted for 175 days out of the year.

This lending may pose significant regulatory, legal, and reputational risks to Wells Fargo. Regulators have repeatedly warned banks to avoid making or facilitating payday loans that result in long-term debt. The FDIC has begun an inquiry into payday lending practices and the Consumer Financial Protection Bureau has begun examination of payday-type, short-term lending at both payday storefronts and banks. Wells Fargo is one of only four major banks exposed to these risks, as the majority of state and national banks do not offer this type of product line. In recent years, a host of predatory lending practices have cost households billions in fees and catalyzed instability in both the housing and financial markets. Payday lending can perpetuate this instability, draining productive resources from the bank's own customer base and the economy as a whole.

Wells Fargo has disclosed information to its shareholders and on its website about this product but will not share the necessary information for shareholders to determine its suitability for vulnerable customers.

RESOLVED

Shareholders request the Board of Directors prepare a report discussing the adequacy of the company's policies in addressing the social and financial impacts of direct deposit advance lending described above. Such a report should be prepared at a reasonable cost, omitting proprietary information and not conceding or forfeiting any issue in litigation related to these products.

SUPPORTING STATEMENT

We believe responsible practices that are designed to strengthen rather than weaken customers' financial health are in the best interest of our company, its clients, the communities it operates in, and our economy.

The FDIC has stated that "providing high-cost, short-term credit on a recurring basis to customers with long-term credit needs is not responsible lending, increases institutions' credit, legal, reputational, and compliance risks; and can create a serious financial hardship for the customer."

We believe it would be helpful if the report includes information on the frequency with which the product is used, impact of the product on overdraft fees and nonsufficient funds fees, cost to the institution, and total revenues derived from these loans. We also believe the report should include metrics to determine whether loans extended are consistent with customers' ability to repay without repeat borrowing.



STATE STREET.

November 8, 2012

Rev. Seamus Finn, OMI
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate
United States Province
391 Michigan Avenue, NE
Washington, DC 20017

Re: OIP-ROOSEVELT– Fund *** FISMA & OMB Memorandum M-07-16 ***

Dear Rev. Finn:

This is to confirm that as of November 8, the following security has been held continuously by Missionary Oblates of Mary Immaculate in the above referenced account for at least one year:

Security	Shares	Acquisition Date
Wells Fargo & Co	2363	08/14/2009
Wells Fargo & Co	475	09/18/2009
Wells Fargo & Co	124	03/15/2010
Wells Fargo & Co	200	05/12/2010
Wells Fargo & Co	4031	07/19/2010

If you have any questions or need additional information, please call me at (816) 871-9583.

Sincerely,

Jonathan R Lightfoot

Jonathan R. Lightfoot
Client Service Manager, Sr. Associate
Institutional Investor Services



Sisters of St. Francis
Dubuque, Iowa
3390 Windsor Avenue : Dubuque, Iowa 52001 : 563.583.9786 : www.osfdbq.org


RECEIVED
By

November 8, 2012

Mr. Laurel A. Holschuh
Senior Vice President, Assistant General Counsel
Wells Fargo Law Department
N9305-173
Minneapolis, MN 55479

Dear Mr. Holschuh:

The Sisters of St. Francis ofDubuque, Iowa have a strong relationship with Wells Fargo both as shareholders and as a client of your custody services. We are most concerned about the ability of all people to have access to banking, especially as they work their way out of poverty. We are likewise concerned about the risk of such programs to Wells Fargo and believe that Wells Fargo will be best served by a program that is designed to strengthen rather than weaken customers' financial health.

Enclosed is a shareholder resolution regarding "Payday Lending." The Sisters of St. Francis ofDubuque, Iowa wish to co-file this resolution for inclusion in the proxy statement for consideration and action by the shareholders at the 2013 annual meeting in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. Nora Nash will serve as arepresentative of the shareholders and will attend the annual meeting to move the resolution as required by SEC rules:Nora M. Nash, OSF, Director, Corporate Social Responsibility. Contact informationnnash@osfphila.org or 610-558-7661.

As verification that we are beneficial owners of common stock inWells Fargo, under separate cover a letter will come from Wells Fargo our portfolio custodian/record holder attesting to the fact. It is our intention to keep these shares in our portfolio at least untilafter the annual meeting.

Respectfully yours,

Sr. Cathy Katoski, OSF

Sr. Cathy Katoski, OSF
Treasurer

Enclosures

cc: Sr. Nora Nash, OSF
Robert Manuel, CRA
Julie Wokaty, ICCR

Wells Fargo Resolution
Payday Lending

WHEREAS

Predatory loan products such as payday loans have received significant public criticism for their high interest rates and rates of repeat borrowing. Our company is currently extending high-cost direct deposit advances that resemble payday loans and could expose customers to a costly "debt trap." We believe these advances present serious hazards to Wells Fargo most financially vulnerable customers and to the company itself.

Wells Fargo charges $7.50 for each $100 borrowed through direct deposit advance. Loans are repaid automatically, in full, out of the customer's next direct deposit. Research from the Center for Responsible Lending demonstrates that the typical user of this type of product pays 365%/270% APR on a 10 day loan and remains indebted for 175 days out of the year.

This lending may pose significant regulatory, legal, and reputational risks to Wells Fargo. Regulators have repeatedly warned banks to avoid making or facilitating payday loans that result in long-term debt. The FDIC has begun an inquiry into payday lending practices and the Consumer Financial Protection Bureau has begun examination of payday-type, short-term lending at both payday storefronts and banks. Wells Fargo is one of only four major banks exposed to these risks, as the majority of state and national banks do not offer this type of product line. In recent years, a host of predatory lending practices have cost households billions in fees and catalyzed instability in both the housing and financial markets. Payday lending can perpetuate this instability, draining productive resources from the bank's own customer base and the economy as a whole.

Wells Fargo has disclosed information to its shareholders and on its website about this product but will not share the necessary information for shareholders to determine its suitability for vulnerable customers.

RESOLVED

Shareholders request the Board of Directors prepare a report discussing the adequacy of the company's policies in addressing the social and financial impacts of direct deposit advance lending described above. Such a report should be prepared at a reasonable cost, omitting proprietary information and not conceding or forfeiting any issue in litigation related to these products.

SUPPORTING STATEMENT

We believe responsible practices that are designed to strengthen rather than weaken customers' financial health are in the best interest of our company, its clients, the communities it operates in, and our economy.

The FDIC has stated that "providing high-cost, short-term credit on a recurring basis to customers with long-term credit needs is not responsible lending, increases institutions' credit, legal, reputational, and compliance risks; and can create a serious financial hardship for the customer."

We believe it would be helpful if the report includes information on the frequency with which the product is used, impact of the product on overdraft fees and nonsufficient funds fees, cost to the institution, and total revenues derived from these loans. We also believe the report should include metrics to determine whether loans extended are consistent with customers' ability to repay without repeat borrowing.



Institutional Trust Services
MAC N8200-036
666 Walnut Street
Des Moines, IA 50315
515 245-8423 Fax

Wells Fargo Bank, N.A.

November 8, 2012

Laurel A. Holschuh
Senior Vice President, Assistant General Counsel
Wells Fargo Law Department, N9305-173
90 S. 7th Street, 17th Floor
Minneapolis, MN 55402

Dear Mr. Holschuh:

Wells Fargo Bank, N.A. serves as custodian for the security assets for the Sisters of St Francis of Dubuque Iowa. Sister Cathy Katoski requested that we send this letter to your attention to provide confirmation that the Sisters of St. Francis currently holds in custody with Wells Fargo Bank 3,767 shares of Wells Fargo & Company common shares (cusip 949746101).

In the event you would need further information, please contact me at 515-245-3234.

Regards,

Jean A. Leth
Vice President & Relationship Manager
Institutional Retirement & Trust

Enclosure

Cc: Sister Cathy Katowski

Page 70 redacted for the following reason:

- -

*** FISMA & OMB Memorandum M-07-16 ***

November 8, 2012

Laurel A. Holschuh
Senior Vice President, Assistant General Counsel
Wells Fargo Law Department
N9305-173
Minneapolis, MN 55479

Dear Ms. Holschuh:

Peace and all good! The Sisters of St. Francis of Dubuque Iowa have been shareholders in Wells Fargo for many years. As faith-based investors, we are truly concerned about the issue of payday lending and the effect that it is having not only on the economic security of vulnerable consumers but on the reliability and sustainability of Wells Fargo as a sound financial institution. Several members of ICCR (Interfaith Center on Corporate Responsibility) have been in dialogue with Wells Fargo management but have not received the necessary information to determine how many vulnerable consumers are being affected. Some strategic value advisors have provided a dim forecast with regard to payday lending. Since our company is one of only four banks that use this product we are asking you to apply effective risk management principles and examine the social and financial impacts of this product.

The Sisters of St. Francis of Dubuque, Iowa are therefore co-filing the enclosed shareholder proposal, "Payday Lending." I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2013 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules. We truly hope that the company will be willing to release the requested information to the filers about this proposal. Please note that the primary filer for this resolution is Sr. Nora Nash, thus the contact person for this resolution/proposal will be: Nora M. Nash, OSF, Director, Corporate Social Responsibility. Contact information: nnash@osfphlla.org or 610-558-7661.

As verification that we are beneficial owners of common stock in Wells Fargo, under separate cover a letter will come from Wells Fargo, our portfolio custodian/record holder attesting to the fact. It is our intention to keep these shares in our portfolio at least until after the annual meeting.

Respectfully yours,

Sr. Cathy Katoski, OSF
Treasurer

Enclosures

cc: Sr. Nora Nash, OSF
Robert Manuel, CRA
Julie Wokaty, ICCR


CATHOLIC HEALTH EAST

Treasury MS 222
3805 West Chester Pike, Ste. 100
Newtown Square, PA 19073-2329
kcoll@che.org
610-355-2035 fax 610-355-2050

November 9, 2012

Laurel A. Holschuh
Senior Vice President, Assistant General Counsel
Wells Fargo Law Department
90 S. Seventh Street
Minneapolis, MN 55479


RECEIVED
By

Dear Ms. Holschuh:

RE: Shareholder Proposal for 2013 Annual Meeting

Catholic Health East, one of the largest Catholic health care systems in the U.S. is a long-term, faith-based shareowner of Wells Fargo. Catholic Health East seeks to reflect its Mission and Core Values while looking for social, environmental as well as financial accountability in its investments.

We are concerned about our company's policies regarding direct deposit advance lending and the fact that the necessary information for shareholder to determine its suitability for vulnerable customers is not forthcoming.

Therefore, Catholic Health East is co-filing the proposal, *Payday Lending* with the primary filer, Sisters of St. Francis of Philadelphia, represented by Nora Nash, OSF. We authorize Nora Nash, OSF to withdraw the resolution on our behalf when appropriate.

Enclosed is the resolution for consideration and action by the shareholders at the next meeting. I hereby submit it for inclusion in the proxy statement in accordance with Rule 14 a-8 of the general rules and regulations of the Security and Exchange Act of 1934.

Catholic Health East is beneficial owner of at least $2,000 worth of Wells Fargo stock. We have held these shares continuously for more than one year and will continue to hold at least $2,000 of stock until after the 2013 shareholder meeting. The verification of our ownership position will be provided by our custodian, BNY Mellon and will follow under separate cover.

Catholic Health East remains open to productive dialogue which could lead to a withdrawal of the resolution. Thank you for your attention to this matter.

Sincerely,

Kathleen Coll, SSJ

Kathleen Coll, SSJ
Administrator, Shareholder Advocacy

Enclosure

cc: Nora Nash, OSF, Sisters of St. Francis of Philadelphia
Interfaith Center on Corporate Responsibility

Wells Fargo Proposal
Payday Lending

WHEREAS

Predatory loan products such as payday loans have received significant public criticism for their high interest rates and rates of repeat borrowing. Our company is currently extending high-cost direct deposit advances that resemble payday loans and could expose customers to a costly "debt trap." We believe these advances present serious hazards to Wells Fargo most financially vulnerable customers and to the company itself.

Wells Fargo charges $7.50 for each $100 borrowed through direct deposit advance. Loans are repaid automatically, in full, out of the customer's next direct deposit. Research from the Center for Responsible Lending demonstrates that the typical user of this type of product pays 365%/270% APR on a 10 day loan and remains indebted for 175 days out of the year.

This lending may pose significant regulatory, legal, and reputational risks to Wells Fargo. Regulators have repeatedly warned banks to avoid making or facilitating payday loans that result in long-term debt. The FDIC has begun an inquiry into payday lending practices and the Consumer Financial Protection Bureau has begun examination of payday-type, short-term lending at both payday storefronts and banks. Wells Fargo is one of only four major banks exposed to these risks, as the majority of state and national banks do not offer this type of product line. In recent years, a host of predatory lending practices have cost households billions in fees and catalyzed instability in both the housing and financial markets. Payday lending can perpetuate this instability, draining productive resources from the bank's own customer base and the economy as a whole.

Wells Fargo has disclosed information to its shareholders and on its website about this product but will not share the necessary information for shareholders to determine its suitability for vulnerable customers.

RESOLVED

Shareholders request the Board of Directors prepare a report discussing the adequacy of the company's policies in addressing the social and financial impacts of direct deposit advance lending described above. Such a report should be prepared at a reasonable cost, omitting proprietary information and not conceding or forfeiting any issue in litigation related to these products.

SUPPORTING STATEMENT

We believe responsible practices that are designed to strengthen rather than weaken customers' financial health are in the best interest of our company, its clients, the communities it operates in, and our economy.

The FDIC has stated that "providing high-cost, short-term credit on a recurring basis to customers with long-term credit needs is not responsible lending, increases institutions' credit, legal, reputational, and compliance risks; and can create a serious financial hardship for the customer."

We believe it would be helpful if the report includes information on the frequency with which the product is used, impact of the product on overdraft fees and nonsufficient funds fees, cost to the institution, and total revenues derived from these loans. We also believe the report should include metrics to determine whether loans extended are consistent with customers' ability to repay without repeat borrowing.



THE BANK OF NEW YORK MELLON

November 13, 2012



Laurel A. Holschuh
Senior Vice President, Assistant General Counsel
Wells Fargo Law Department
N9305-173
90 S. Seventh Street
Minneapolis, MN 55479

To Whom It May Concern:

Please be advised that The Bank of New York Mellon (Depository Trust Company Participant ID 954) held 175 shares of WELLS FARGO & CO (cusip 949746101) for our client and beneficial owner, Catholic Health East Consolidated Master Retirement Trust.

Of the 175 shares currently held in our custody, 175 shares have been continuously held for over one year by our client:

Catholic Health East Consolidated Master Retirement Trust
3805 West Chester Pike, Suite 100
Newtown Square, PA 19073

Please feel free to contact me if you have any questions. Thank you.

Sincerely,

Jennifer L. May

Jennifer L. May
Vice President, BNY Mellon Asset Servicing

Phone: (412) 234-3902
Email: Jennifer.l.may@bnymellon.com



ADRIAN DOMINICAN SISTERS
1257 East Siena Heights Drive
Adrian, Michigan 49221-1793
517-266-3400 Phone
517-266-3524 Fax

Portfolio Advisory Board


RECEIVED
By

November 13, 2012

Laurel A. Holschuh
Corporate Secretary
Wells Fargo Center
MAC #N9305-173
90 S 7th ST
Minneapolis, MN 55402-3903

Dear Ms. Holschuh,

The Adrian Dominican Sisters are concerned that the high-cost of Direct Deposit Advance loans extended by Wells Fargo are not responsible lending in that they are not in the best interest of the Company, its customers and the U.S. economy.

Therefore, the Adrian Dominican Sisters is co-filing the enclosed resolution with the Sisters of St. Francis of Philadelphia for action at the annual meeting in 2013. We submit it for inclusion in the proxy statement under Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

As of November 13, 2012 the Adrian Dominicans Sisters held, and have held continuously for at least one year, over $2000 worth of Wells Fargo common stock. A letter verifying ownership in the Company is enclosed. We will continue to hold the required number of shares in Wells Fargo through the annual meeting in 2013.

We designate Nora Nash, OSF of the Sisters of St. Francis of Philadelphia as the lead filer to act on our behalf for all purposes in connection with this proposal. Please copy me on all communications: Judy Byron, OP, jbyron@ipjc.org/

Sincerely,

Sister Judy Byron, OP

Sister Judy Byron, OP
Representative of the Adrian Dominican Sisters
1216 NE 65th Street
Seattle, WA 98115
jbyron@ipjc.org

Encl.: Resolution
Proof of Ownership

Wells Fargo Proposal
Payday Lending

WHEREAS

Predatory loan products such as payday loans have received significant public criticism for their high interest rates and rates of repeat borrowing. Our company is currently extending high-cost direct deposit advances that resemble payday loans and could expose customers to a costly "debt trap." We believe these advances present serious hazards to Wells Fargo most financially vulnerable customers and to the company itself.

Wells Fargo charges $7.50 for each $100 borrowed through direct deposit advance. Loans are repaid automatically, in full, out of the customer's next direct deposit. Research from the Center for Responsible Lending demonstrates that the typical user of this type of product pays 365%/270% APR on a 10 day loan and remains indebted for 175 days out of the year.

This lending may pose significant regulatory, legal, and reputational risks to Wells Fargo. Regulators have repeatedly warned banks to avoid making or facilitating payday loans that result in long-term debt. The FDIC has begun an inquiry into payday lending practices and the Consumer Financial Protection Bureau has begun examination of payday-type, short-term lending at both payday storefronts and banks. Wells Fargo is one of only four major banks exposed to these risks, as the majority of state and national banks do not offer this type of product line. In recent years, a host of predatory lending practices have cost households billions in fees and catalyzed instability in both the housing and financial markets. Payday lending can perpetuate this instability, draining productive resources from the bank's own customer base and the economy as a whole.

Wells Fargo has disclosed information to its shareholders and on its website about this product but will not share the necessary information for shareholders to determine its suitability for vulnerable customers.

RESOLVED

Shareholders request the Board of Directors prepare a report discussing the adequacy of the company's policies in addressing the social and financial impacts of direct deposit advance lending described above. Such a report should be prepared at a reasonable cost, omitting proprietary information and not conceding or forfeiting any issue in litigation related to these products.

SUPPORTING STATEMENT

We believe responsible practices that are designed to strengthen rather than weaken customers' financial health are in the best interest of our company, its clients, the communities it operates in, and our economy.

The FDIC has stated that "providing high-cost, short-term credit on a recurring basis to customers with long-term credit needs is not responsible lending, increases institutions' credit, legal, reputational, and compliance risks; and can create a serious financial hardship for the customer."

We believe it would be helpful if the report includes information on the frequency with which the product is used, impact of the product on overdraft fees and nonsufficient funds fees, cost to the institution, and total revenues derived from these loans. We also believe the report should include metrics to determine whether loans extended are consistent with customers' ability to repay without repeat borrowing.


Comerica
comerica.com

INSTITUTIONAL SERVICES GROUP
MC 3462, PO BOX 75000, DETROIT, MI 48275
411 WEST LAFAYETTE BOULEVARD, DETROIT, MI 48226

November 13, 2012

Judy Byron, OP
Board of Directors, Portfolio Advisory Board
Adrian Dominican Sisters
1216 NE 65th Street
Seattle, WA 98115

RE: ADRIAN DOMINICAN SISTERS TROWE PRICE VALUE ACCOUNT

Dear Sister Judy:

In regard to your request for a verification of holdings, the above referenced account currently holds 6,600 shares of WELLS FARGO & CO. common stock. The attached list indicates the date the stock was acquired. Also please note that Comerica Inc. is a DTC participant.

Please feel free to contact me should you have any additional questions or concerns.

Sincerely,



Mario Frattarelli
Trust Analyst
(313) 222-5757
MFrattarelli@Comerica.com

Enclosure



Monasterio Pan de Vida

Apdo. Postal 105-3
Torreón, Coahuila C.P. 27000
México
Tel./Fax (52) (871) 720-04-48
e-mail: monasterio@pandevidaosb.com
www.pandevidaosb.com


RECEIVED
By

November 13, 2012

Laurel A. Holschuh
Senior Vice President, Assistant General Counsel
Wells Fargo Law Department
MAC # N9305-173
90 South 7th St.
Minneapolis, MN 55479

Dear Mr. Holschuh:

I am writing you on behalf of Benedictine Sisters of Pan de Vida in Torreon, Mexico to co-file the stockholder resolution on a Report on the Payday Lending. In brief, the proposal states: Resolved that **the Shareholders request the Board of Directors prepare a report discussing the adequacy of the company's policies in addressing the social and financial impacts of direct deposit advance lending described above. Such a report should be prepared at a reasonable cost, omitting proprietary information and not conceding or forfeiting any issue in litigation related to these products.**

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Sisters of St. Francis of Philadelphia. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2013 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 136 shares of Wells Fargo stock and intend to hold $2,000 worth through the date of the 2013 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact people for this resolution/proposal will be Sr. Nora M. Nash, OSF of the Sisters of St. Francis of Philadelphia at 610-558-7661 or at nnash@osfphila.org. Sr. Nora Nash as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,



Rose Marie Stallbaumer, OSB
Investment coordinator

Wells Fargo Resolution 2012

Payday Lending

WHEREAS

Predatory loan products such as payday loans have received significant public criticism for their high interest rates and rates of repeat borrowing. Our company is currently extending high-cost direct deposit advances that resemble payday loans and could expose customers to a costly "debt trap." We believe these advances present serious hazards to Wells Fargo most financially vulnerable customers and to the company itself.

Wells Fargo charges $7.50 for each $100 borrowed through direct deposit advance. Loans are repaid automatically, in full, out of the customer's next direct deposit. Research from the Center for Responsible Lending demonstrates that the typical user of this type of product pays 365%/270% APR on a 10 day loan and remains indebted for 175 days out of the year.

This lending may pose significant regulatory, legal, and reputational risks to Wells Fargo. Regulators have repeatedly warned banks to avoid making or facilitating payday loans that result in long-term debt. The FDIC has begun an inquiry into payday lending practices and the Consumer Financial Protection Bureau has begun examination of payday-type, short-term lending at both payday storefronts and banks. Wells Fargo is one of only four major banks exposed to these risks, as the majority of state and national banks do not offer this type of product line. In recent years, a host of predatory lending practices have cost households billions in fees and catalyzed instability in both the housing and financial markets. Payday lending can perpetuate this instability, draining productive resources from the bank's own customer base and the economy as a whole.

Wells Fargo has disclosed information to its shareholders and on its website about this product but will not share the necessary information for shareholders to determine its suitability for vulnerable customers.

RESOLVED

Shareholders request the Board of Directors prepare a report discussing the adequacy of the company's policies in addressing the social and financial impacts of direct deposit advance lending described above. Such a report should be prepared at a reasonable cost, omitting proprietary information and not conceding or forfeiting any issue in litigation related to these products.

SUPPORTING STATEMENT

We believe responsible practices that are designed to strengthen rather than weaken customers' financial health are in the best interest of our company, its clients, the communities it operates in, and our economy.

The FDIC has stated that "providing high-cost, short-term credit on a recurring basis to customers with long-term credit needs is not responsible lending, increases institutions' credit, legal, reputational, and compliance risks; and can create a serious financial hardship for the customer."

We believe it would be helpful if the report includes information on the frequency with which the product is used, impact of the product on overdraft fees and nonsufficient funds fees, cost to the institution, and total revenues derived from these loans. We also believe the report should include metrics to determine whether loans extended are consistent with customers' ability to repay without repeat borrowing.


Merrill Lynch
Wealth Management®

Bank of America Corporation


RECEIVED

November 13, 2012

Laurel A. Holschuh
Senior Vice President, Assistant General Counsel
Wells Fargo Law Department
MAC #N9305-173
90 South 7th St.
Minneapolis, MN 55479

RE: Co-filing of Shareholders resolutions on Payday Lending
FAO: Mt St Scholastica, TIN# 48-0548363

Dear Ms. Holschuh,

As of November 13, 2012, the Benedictine Sisters of Monasterio Pan de Vida held in the Torreon Mission Account and has held continuously for at least one year, 136 shares of Wells Fargo common stock. These shares have been held with Merrill Lynch, DTC# 5198.

If you need further information please contact us at 316-631-3513

Sincerely,

Jody Herbert, CA
Merrill Lynch

Cc: Benedictine Sisters of Mount St. Scholastica, Inc.

2959 N. Rock Road Ste 200 • Wichita, KS 67226 • Tel: 800.777.3993

Part 6
Instructions for delivering firm

All deliveries must include the client name and the 8-digit Merrill Lynch account number.

ASSET TYPE	DELIVERY INSTRUCTIONS
Checks and re-registration papers for cash and margin accounts **Cash transfers between retirement accounts**	Make checks payable to: Merrill Lynch, Pierce, Fenner & Smith Incorporated as custodian FAO/FBO Client Name Merrill Lynch Account Number Branch may affix office label here. If no label, mail to: Merrill Lynch Attn: Cash Management 4803 Deer Lake Drive West Jacksonville FL 32246-6485 Do not send physical certificates to this address.
All DTC-Eligible Securities	Deliver to DTC Clearing 0161 vs. Payment 5198 vs. Receipt-free
Physical delivery of securities	DTC New York Window 55 Water Street Concourse Level, South Building New York, NY 10041
Federal Settlements All Custody US Treasuries (Bonds, Bills, Notes, Agencies) **Federal Book-Entry Mortgage** All MBS products (FHLMC, FNMA, GNMA, MO, etc.)	BK OF NYC/MLGOV ABA Number: 021000018 Further credit to client name and Merrill Lynch account number
Federal Wire Funds	Bank of America, N.A. 100 West 33rd Street New York, NY 10001 ABA Number: 026009593 SWIFT Address for International Banks: BOFAUS3N Account Number: 6550113516 Name: Merrill Lynch Pierce Fenner and Smith, New York, NY Reference: Merrill Lynch 8-digit account number and account title
Limited Partnerships	Merrill Lynch Attn: Limited Partnerships Operations 101 Hudson Street Jersey City, NJ 07302



The Pension Boards
United Church of Christ

475 Riverside Drive
Room 1020
New York, NY 10115-0059


RECEIVED
By

November 8, 2012

Laurel A. Holschuh
Senior Vice President, Assistant General Counsel
Wells Fargo Law Department
N9305-173
Minneapolis, MN 55479

Dear Ms. Holschuh:

On behalf of the Pension Boards - United Church of Christ, Inc., I am authorized to notify you of our intention to co-file, with the Sisters of Saint Francis of Philadelphia, the enclosed shareholder resolution requesting that the Board of Directors disclose more information about the financial impacts of the Direct Deposit Advance product on Wells Fargo customers.

I hereby submit the resolution for inclusion in the proxy statement in accordance with Rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. The Pension Boards - United Church of Christ, Inc. is the beneficial owner of 5,277,609 shares of common stock, and has held the requisite amount of equity for more than one year prior to this date.

Also attached is certification from our custodian, Northern Trust, of our holdings in the Company of 5,277,609 shares and the fulfillment of the share amount and time requirements of SEC Rule 14a-8. The Pension Boards - United Church of Christ, Inc. intends to fulfill all requirements of Rule 14a-8, including holding the requisite amount of equity through the date of the 2013 meeting.

We have long discussed responsible lending practices with Wells Fargo and other financial institutions and we believe that Wells Fargo has a responsibility to not offer predatory products to its customers.

Sincerely,

Kathryn McCloskey
Director, Corporate Social Responsibility

Enclosure: Resolution Text
Holdings Attestation

Copy: Nora Nash, Sisters of St. Francis of Philadelphia

Wells Fargo Proposal
Payday Lending

WHEREAS

Predatory loan products such as payday loans have received significant public criticism for their high interest rates and rates of repeat borrowing. Our company is currently extending high-cost direct deposit advances that resemble payday loans and could expose customers to a costly "debt trap." We believe these advances present serious hazards to Wells Fargo most financially vulnerable customers and to the company itself.

Wells Fargo charges $7.50 for each $100 borrowed through direct deposit advance. Loans are repaid automatically, in full, out of the customer's next direct deposit. Research from the Center for Responsible Lending demonstrates that the typical user of this type of product pays 365%/270% APR on a 10 day loan and remains indebted for 175 days out of the year.

This lending may pose significant regulatory, legal, and reputational risks to Wells Fargo. Regulators have repeatedly warned banks to avoid making or facilitating payday loans that result in long-term debt. The FDIC has begun an inquiry into payday lending practices and the Consumer Financial Protection Bureau has begun examination of payday-type, short-term lending at both payday storefronts and banks. Wells Fargo is one of only four major banks exposed to these risks, as the majority of state and national banks do not offer this type of product line. In recent years, a host of predatory lending practices have cost households billions in fees and catalyzed instability in both the housing and financial markets. Payday lending can perpetuate this instability, draining productive resources from the bank's own customer base and the economy as a whole.

Wells Fargo has disclosed information to its shareholders and on its website about this product but will not share the necessary information for shareholders to determine its suitability for vulnerable customers.

RESOLVED

Shareholders request the Board of Directors prepare a report discussing the adequacy of the company's policies in addressing the social and financial impacts of direct deposit advance lending described above. Such a report should be prepared at a reasonable cost, omitting proprietary information and not conceding or forfeiting any issue in litigation related to these products.

SUPPORTING STATEMENT

We believe responsible practices that are designed to strengthen rather than weaken customers' financial health are in the best interest of our company, its clients, the communities it operates in, and our economy.

The FDIC has stated that "providing high-cost, short-term credit on a recurring basis to customers with long-term credit needs is not responsible lending, increases institutions' credit, legal, reputational, and compliance risks; and can create a serious financial hardship for the customer."

We believe it would be helpful if the report includes information on the frequency with which the product is used, impact of the product on overdraft fees and nonsufficient funds fees, cost to the institution, and total revenues derived from these loans. We also believe the report should include metrics to determine whether loans extended are consistent with customers' ability to repay without repeat borrowing.

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000



Northern Trust

November 8. 2012

Ms. Kathryn McCloskey
Director, Corporate Social Responsibility
United Church Funds
475 Riverside Drive, Suite 1020
New York, NY 10115-1097

Dear Ms. McCloskey,

This letter is to confirm that Northern Trust as custodian for the Pension Boards – United Church of Christ, Inc. held 5,277,609 shares in account ***FISMA & OMB Memorandum M-07-16*** of Wells Fargo & Company, cusip #949746101, as of November 8, 2012.

The beneficial owner of these shares, as per Northern Trust records, is the Pension Boards – United Church of Christ, Inc., who held at least $2,000.00 of market value of Wells Fargo & Company, and has held this position for at least twelve months prior to the date of this letter.

Sincerely,

Jeff Porta
Senior Vice President


By

November 13, 2012

Laurel A. Holschuh
Senior Vice President, Assistant General Counsel
Wells Fargo Law Department
N9305-173
Minneapolis, MN 55479

Dear Ms. Holschuh,

Libra Fund, Limited Partnership (the "Fund" or "we") is a socially responsive private investment limited partnership that is the beneficial owner of 81,580 shares of Wells Fargo common stock as of November 13, 2012. We are presenting this resolution with Nora M. Nash, OSF of The Sisters of St. Francis of Philadelphia, as primary filer. In brief, the proposal requests the Board of Directors of Wells Fargo to report to shareholders (at reasonable cost and omitting proprietary information) with regard to the adequacy of the company's policies in addressing the social and financial impacts of payday lending.

The attached proposal is submitted for inclusion in the 2013 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The Fund has continuously held Wells Fargo shares totaling at least $2,000 in market value for at least one year prior to the date of this filing. It is the Fund's intention to maintain ownership of shares in the Company through the date of the 2013 annual meeting. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

As verification that the Fund is the beneficial owner of common stock in Wells Fargo, enclosed please find a letter from State Street, the Fund's custodian/record holder attesting to the fact.

Please direct any correspondence to the primary filer of this resolution: Nora M. Nash, OSF, Director, Corporate Social Responsibility, at nnash@osfphila.org or by phone at 610-558-7661. You may also contact the undersigned Director of Sustainability & Impact Investments, at jhaboucha@rockco.com or by phone at 212-549-5220 if you have questions or comments regarding this letter.

Thank you in advance for your time and attention. I look forward to working with you or members of your team regarding the issues raised in this proposal.

Sincerely,

LIBRA FUND, LIMITED PARTNERSHIP
By: Rockefeller & Co., Inc., General Partner



By: Farha-Joyce Haboucha, Authorized Signatory
Managing Director/Director, Sustainability & Impact Investments

Encl.
cc: Nora M. Nash, OSF, Director, Corporate Social Responsibility

Wells Fargo Proposal
Payday Lending

WHEREAS

Predatory loan products such as payday loans have received significant public criticism for their high interest rates and rates of repeat borrowing. Our company is currently extending high-cost direct deposit advances that resemble payday loans and could expose customers to a costly "debt trap." We believe these advances present serious hazards to Wells Fargo most financially vulnerable customers and to the company itself.

Wells Fargo charges $7.50 for each $100 borrowed through direct deposit advance. Loans are repaid automatically, in full, out of the customer's next direct deposit. Research from the Center for Responsible Lending demonstrates that the typical user of this type of product pays 365%/270% APR on a 10 day loan and remains indebted for 175 days out of the year.

This lending may pose significant regulatory, legal, and reputational risks to Wells Fargo. Regulators have repeatedly warned banks to avoid making or facilitating payday loans that result in long-term debt. The FDIC has begun an inquiry into payday lending practices and the Consumer Financial Protection Bureau has begun examination of payday-type, short-term lending at both payday storefronts and banks. Wells Fargo is one of only four major banks exposed to these risks, as the majority of state and national banks do not offer this type of product line. In recent years, a host of predatory lending practices have cost households billions in fees and catalyzed instability in both the housing and financial markets. Payday lending can perpetuate this instability, draining productive resources from the bank's own customer base and the economy as a whole.

Wells Fargo has disclosed information to its shareholders and on its website about this product but will not share the necessary information for shareholders to determine its suitability for vulnerable customers.

RESOLVED

Shareholders request the Board of Directors prepare a report discussing the adequacy of the company's policies in addressing the social and financial impacts of direct deposit advance lending described above. Such a report should be prepared at a reasonable cost, omitting proprietary information and not conceding or forfeiting any issue in litigation related to these products.

SUPPORTING STATEMENT

We believe responsible practices that are designed to strengthen rather than weaken customers' financial health are in the best interest of our company, its clients, the communities it operates in, and our economy.

The FDIC has stated that "providing high-cost, short-term credit on a recurring basis to customers with long-term credit needs is not responsible lending, increases institutions' credit, legal, reputational, and compliance risks; and can create a serious financial hardship for the customer."

We believe it would be helpful if the report includes information on the frequency with which the product is used, impact of the product on overdraft fees and nonsufficient funds fees, cost to the institution, and total revenues derived from these loans. We also believe the report should include metrics to determine whether loans extended are consistent with customers' ability to repay without repeat borrowing.



STATE STREET.

Wealth Manager Services
1200 Crown Colony Drive
Quincy, MA 01269

November 13, 2012

Laurel A. Holschuh
Senior Vice President, Assistant General Counsel
Wells Fargo Law Department
N9305-173
Minneapolis, MN 55479

Re: Wells Fargo & Co

Dear Ms. Holschuh:

State Street Global Services is the custodian for the account Libra Fund as of November 13, 2012, the account of Libra Fund held 81,580.00 shares of Wells Fargo & Co common stock (949746101).

The Fund has continuously owned shares of Wells Fargo & Co common stock totaling at least $2,000 in market value for at least one year prior to and through November 13, 2012.

Sincerely,



Bunthy M Penh
Client Service Officer
State Street Global Services

UNITED CHURCH FUNDS

A Century of Service


RECEIVED
NOV 14 2012
By

November 8, 2012

Laurel A. Holschuh
Senior Vice President, Assistant General Counsel
Wells Fargo Law Department
N9305-173
Minneapolis, MN 55479

Dear Ms. Holschuh:

On behalf of United Church Funds, I am authorized to notify you of our intention to co-file, with the Sisters of Saint Francis of Philadelphia, the enclosed shareholder resolution requesting that the Board of Directors disclose more information about the financial impacts of the Direct Deposit Advance product on Wells Fargo customers.

I hereby submit the resolution for inclusion in the proxy statement in accordance with Rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. United Church Funds is the beneficial owner of 66,235 shares of common stock, and has held the requisite amount of equity for more than one year prior to this date.

Also attached is certification from our custodian, BNY Mellon, of our holdings in the Company of 66,235 shares and the fulfillment of the share amount and time requirements of SEC Rule 14a-8. United Church Funds intends to fulfill all requirements of Rule 14a-8, including holding the requisite amount of equity through the date of the 2013 meeting.

We have long discussed responsible lending practices with Wells Fargo and other financial institutions and we believe that Wells Fargo has a responsibility to not offer predatory products to its customers.

Sincerely,

Kathryn McCloskey
Director, Corporate Social Responsibility

Enclosure: Resolution Text
Holdings Attestation

Copy: Nora Nash, Sisters of St. Francis of Philadelphia

475 Riverside Drive, Suite 1020 · New York, NY 10115 · Toll-Free 877-806-4989 · Fax 212-729-2601
info@unitedchurchfunds.org · unitedchurchfunds.org

Wells Fargo Proposal
Payday Lending

WHEREAS

Predatory loan products such as payday loans have received significant public criticism for their high interest rates and rates of repeat borrowing. Our company is currently extending high-cost direct deposit advances that resemble payday loans and could expose customers to a costly "debt trap." We believe these advances present serious hazards to Wells Fargo most financially vulnerable customers and to the company itself.

Wells Fargo charges $7.50 for each $100 borrowed through direct deposit advance. Loans are repaid automatically, in full, out of the customer's next direct deposit. Research from the Center for Responsible Lending demonstrates that the typical user of this type of product pays 365%/270% APR on a 10 day loan and remains indebted for 175 days out of the year.

This lending may pose significant regulatory, legal, and reputational risks to Wells Fargo. Regulators have repeatedly warned banks to avoid making or facilitating payday loans that result in long-term debt. The FDIC has begun an inquiry into payday lending practices and the Consumer Financial Protection Bureau has begun examination of payday-type, short-term lending at both payday storefronts and banks. Wells Fargo is one of only four major banks exposed to these risks, as the majority of state and national banks do not offer this type of product line. In recent years, a host of predatory lending practices have cost households billions in fees and catalyzed instability in both the housing and financial markets. Payday lending can perpetuate this instability, draining productive resources from the bank's own customer base and the economy as a whole.

Wells Fargo has disclosed information to its shareholders and on its website about this product but will not share the necessary information for shareholders to determine its suitability for vulnerable customers.

RESOLVED

Shareholders request the Board of Directors prepare a report discussing the adequacy of the company's policies in addressing the social and financial impacts of direct deposit advance lending described above. Such a report should be prepared at a reasonable cost, omitting proprietary information and not conceding or forfeiting any issue in litigation related to these products.

SUPPORTING STATEMENT

We believe responsible practices that are designed to strengthen rather than weaken customers' financial health are in the best interest of our company, its clients, the communities it operates in, and our economy.

The FDIC has stated that "providing high-cost, short-term credit on a recurring basis to customers with long-term credit needs is not responsible lending, increases institutions' credit, legal, reputational, and compliance risks; and can create a serious financial hardship for the customer."

We believe it would be helpful if the report includes information on the frequency with which the product is used, impact of the product on overdraft fees and nonsufficient funds fees, cost to the institution, and total revenues derived from these loans. We also believe the report should include metrics to determine whether loans extended are consistent with customers' ability to repay without repeat borrowing.



BNY MELLON
ASSET SERVICING

November 8, 2012

Ms. Kathryn McCloskey
Director, Corporate Social Responsibility
United Church Funds
475 Riverside Drive, Suite 1020
New York, NY 10115-1097

Dear Ms. McCloskey,

This letter is to confirm that BNY Mellon as custodian for the United Church Funds held 66,235 shares in account OMB Memorandum of Wells Fargo & Company, cusip #949746101, as of November 8, 2012.

The beneficial owner of these shares, as per BNY Mellon records, is United Church Funds, who held at least $2,000.00 of market value of Wells Fargo & Company, and has held this position for at least twelve months prior to the date of this letter.

Sincerely,

Tim Cienkowski
Client Service Officer

500 Grant Street, BNY Mellon Center, Suite 0625, Pittsburgh, PA 15258
T 412 234 4100 www.bnymellon.com


Principles and Profits Working Together

CLEAN YIELD ASSET MANAGEMENT

Fax



To: **Laurel A. Holschuh**
Senior V.P., Ass't Gen'l Cousel
Wells Fargo Law Dept.
Fax no: (612) 667-6082

From: Shelley Alpern
Dir of Social Research & Advocacy
Clean Yield Asset Management
Tel: (802) 526-2525
Fax: (802) 526-2528

Re: Co-filing of shareholder resolution on payday lending

Date: Nov 14, 2012

Attached please find a letter explaining that Clean Yield is managing, on behalf of shareholder Janet F. King, TTEE, the co-filing of the captioned resolution, initially filed by the Sisters of St. Francis of Philadelphia (Sr. Nora Nash). The resolution itself and a letter of authorization from Ms. King to Clean Yield are also attached.

If you have questions not addressed in the cover letter, please feel free to call me. However, the contact person for the resolution remains Nora Nash, the lead filer.

CLEAN
YIELD
ASSET
MANAGEMENT

Principles and profits working together


RECEIVED
NOV 1 2012
By

November 8, 2012

Laurel A. Holschuh
Senior V. P., Assistant General Counsel
Wells Fargo Law Department
N9305-173
Minneapolis, MN 55479

Re: Shareholder resolution on payday lending

Dear Ms. Holschuh:

Clean Yield Asset Management ("Clean Yield") is a registered investment advisory firm based in Norwich, Vt., specializing in socially responsible asset management.

I am hereby authorized to notify you of our intention to co-file the enclosed shareholder resolution with Wells Fargo & Co. on behalf of our client, Janet F. King, TTEE. This co-filed resolution is intended to be identical in every respect with that previously submitted by Sr. Nora Nash of the Sisters of St. Francis of Philadelphia, the lead filer.

Clean Yield submits this shareholder proposal for inclusion in the 2013 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, the Janet Francis King Trust holds more than $2,000 of Wells Fargo common stock, acquired more than one year prior to today's date and held continuously for that time. Our client will remain invested in this position continuously through the date of the 2013 annual meeting. We will submit verification of the position separately. Enclosed herein is a letter from Janet F. King authorizing Clean Yield to undertake this filing on its behalf. A spokesperson for this resolution will come to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

Please note that the contact person for this resolution is: Nora M. Nash, OSF, Director, Corporate Social Responsibility. Her contact information is: nnash@osfphila.org or 610-558-7661. However, we would appreciate your confirming the receipt of this letter via email. My email address is: shelley@cleanyield.com.

Sincerely,

Shelley Alpern

Shelley Alpern
Director of Social Research and Advocacy
Clean Yield Asset Management
6 Curtis Street
Salem, MA 01970

Cc: Julia Walsh, ICCR

Wells Fargo Resolution 2012
Payday Lending

WHEREAS

Predatory loan products such as payday loans have received significant public criticism for their high interest rates and rates of repeat borrowing. Our company is currently extending high-cost direct deposit advances that resemble payday loans and could expose customers to a costly "debt trap." We believe these advances present serious hazards to Wells Fargo most financially vulnerable customers and to the, company itself.

Wells Fargo charges $7.50 for each $100 borrowed through direct deposit advance. Loans are repaid automatically, in full, out of the customer's next direct deposit. Research from the Center for Responsible Lending demonstrates that the typical user of this type of product pays 365%/270% APR on a 10 day loan and remains indebted for 175 days out of the year.

This lending may pose significant regulatory, legal, and reputational risks to Wells Fargo. Regulators have repeatedly warned banks to avoid making or facilitating payday loans that result in long-term debt. The FDIC has begun an inquiry into payday lending practices and the Consumer Financial Protection Bureau has begun examination of payday-type, short-term lending at both payday storefronts and banks. Wells Fargo is one of only four major banks exposed to these risks, as the majority of state and national banks do not offer this type of product line. In recent years, a host of predatory lending practices have cost households billions in fees and catalyzed instability in both the housing and financial markets. Payday lending can perpetuate this instability, draining productive resources from the bank's own customer base and the economy as a whole.

Wells Fargo has disclosed information to its shareholders and on its website about this product but will not share the necessary information for shareholders to determine its suitability for vulnerable customers.

RESOLVED

Shareholders request the Board of Directors prepare a report discussing the adequacy of the company's policies in addressing the social and financial impacts of direct deposit advance lending described above. Such a report should be prepared at a reasonable cost, omitting proprietary information and not conceding or forfeiting any issue in litigation related to these products.

SUPPORTING STATEMENT

We believe responsible practices that are designed to strengthen rather than weaken customers' financial health are in the best interest of our company, its clients, the communities it operates in, and our economy.

The FDIC has stated that "providing high-cost, short-term credit on a recurring basis to customers with long-term credit needs is not responsible lending, increases institutions' credit, legal, reputational, and compliance risks; and can create a serious financial hardship for the customer."

We believe it would be helpful if the report includes information on the frequency with which the product is used, impact of the product on overdraft fees and nonsufficient funds fees, cost to the institution, and total revenues derived from these loans. We also believe the report should include metrics to determine whether loans extended are consistent with customers' ability to repay without repeat borrowing.

Janet F. King

*** FISMA & OMB Memorandum M-07-16 ***

November 6, 2012

Ms. Shelley Alpern
Director of Research & Advocacy
Clean Yield Asset Management
16 Beaver Meadow Road
P.O. Box 874
Norwich, VT 05055

Dear Ms. Alpern,

I am the sole trustee of the Janet Francis King Trust and am fully authorized to act on behalf of the trust. I hereby authorize Clean Yield Asset Management to file a shareholder resolution regarding payday lending on my behalf at Wells Fargo & Company.

The Janet Francis King Trust is the beneficial owner of more than $2,000 worth of common stock that it has held continuously for more than a year. The Trust intends to hold the stock through the date of Wells Fargo's annual meeting in 2013.

I specifically give Clean Yield Asset Management full authority to deal, on the Foundation' behalf, with any and all aspects of the aforementioned shareholder resolution. I understand that my name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,



Janet F. King, TTEE

charles SCHWAB
INSTITUTIONAL

PO Box 628290 Orlando Florida 32862-8290


RECEIVED
NOV 15 2012
By

November 14, 2012

Mr. Rick Hausman
Director of Research & Advocacy
Clean Yield Asset Management
Phone (802) 526-2525
Fax (802) 526-2528

Re: JANET FRANCIS KING REV TRUST
Account # *** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

Charles Schwab & Co., Inc. currently holds 100 shares of Wells Fargo (WFC) common stock on behalf of our client, JANET FRANCIS KING REV TRUST. These shares were purchased by the JANET FRANCIS KING REV TRUST prior to September 8, 1997 as Norwest Corp which changed to Wells Fargo common stock on November 4, 1998 and have held these shares continuously through the current date.

Sincerely,

Brett Decker II
Relationship Specialist
Schwab Advisor Services



School Sisters of Notre Dame
Central Pacific Province

TRANSFORMING THE WORLD THROUGH EDUCATION

Central Office
320 East Ripa Avenue
St. Louis, MO 63125-2897
P: 314-633-7005
F: 314-544-6754
www.ssndcentralpacific.org


RECEIVED
NOV 1 5 2012
By

November 13, 2012

Laurel A. Holschuh
Senior Vice President, Assistant General Counsel
Wells Fargo Law Department
N9305-173
Minneapolis, MN 55479

Dear Ms. Holschuh:

I am writing to you on behalf of the School Sisters of Notre Dame Central Pacific Province, an international religious congregation committed to the quality of life of the human family throughout the world.

We are truly concerned about the issue of payday lending and the effect that it is having not only on the economic security of vulnerable consumers but on the reliability and sustainability of Wells Fargo as a sound financial institution.

The School Sisters of Notre Dame of St. Louis are the beneficial owners of 200 shares of Wells Fargo & Co. stock. We have held these stocks for over one year and intend to retain these shares at least through the 2013 annual meeting. Verification of our ownership is enclosed.

I hereby notify you of our intention to co-file the attached resolution with the Sisters of St. Francis of Philadelphia for consideration and action by the shareholders at the 2013 annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with rule 14a-8 of the General Rules and Regulations of the Security Act of 1934.

A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules. We truly hope that the company will be willing to release the requested information to the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Nora M. Nash, OSF, Director, Corporate Social Responsibility. Contact information: nnash@osfphila.org or 610-558-7661.

Respectfully yours,

Sister Linda Jansen, SSND

Sister Linda Jansen, SSND
School Sisters of Notre Dame

Enclosure

Wells Fargo Proposal
Payday Lending

WHEREAS

Predatory loan products such as payday loans have received significant public criticism for their high interest rates and rates of repeat borrowing. Our company is currently extending high-cost direct deposit advances that resemble payday loans and could expose customers to a costly "debt trap." We believe these advances present serious hazards to Wells Fargo most financially vulnerable customers and to the company itself.

Wells Fargo charges $7.50 for each $100 borrowed through direct deposit advance. Loans are repaid automatically, in full, out of the customer's next direct deposit. Research from the Center for Responsible Lending demonstrates that the typical user of this type of product pays 365%/270% APR on a 10 day loan and remains indebted for 175 days out of the year.

This lending may pose significant regulatory, legal, and reputational risks to Wells Fargo. Regulators have repeatedly warned banks to avoid making or facilitating payday loans that result in long-term debt. The FDIC has begun an inquiry into payday lending practices and the Consumer Financial Protection Bureau has begun examination of payday-type, short-term lending at both payday storefronts and banks. Wells Fargo is one of only four major banks exposed to these risks, as the majority of state and national banks do not offer this type of product line. In recent years, a host of predatory lending practices have cost households billions in fees and catalyzed instability in both the housing and financial markets. Payday lending can perpetuate this instability, draining productive resources from the bank's own customer base and the economy as a whole.

Wells Fargo has disclosed information to its shareholders and on its website about this product but will not share the necessary information for shareholders to determine its suitability for vulnerable customers.

RESOLVED

Shareholders request the Board of Directors prepare a report discussing the adequacy of the company's policies in addressing the social and financial impacts of direct deposit advance lending described above. Such a report should be prepared at a reasonable cost, omitting proprietary information and not conceding or forfeiting any issue in litigation related to these products.

SUPPORTING STATEMENT

We believe responsible practices that are designed to strengthen rather than weaken customers' financial health are in the best interest of our company, its clients, the communities it operates in, and our economy.

The FDIC has stated that "providing high-cost, short-term credit on a recurring basis to customers with long-term credit needs is not responsible lending, increases institutions' credit, legal, reputational, and compliance risks; and can create a serious financial hardship for the customer."

We believe it would be helpful if the report includes information on the frequency with which the product is used, impact of the product on overdraft fees and nonsufficient funds fees, cost to the institution, and total revenues derived from these loans. We also believe the report should include metrics to determine whether loans extended are consistent with customers' ability to repay without repeat borrowing.

The Commerce Trust Company
A division of Commerce Bank, N.A.

Lora Downey
314-746-7453

November 13, 2012

Sister Linda Jansen, SSND
School Sisters of Notre Dame
Central Pacific Providence
320 East Ripa Avenue
St Louis MO 63125

Re: School Sister of Notre Dame Central Pacific Province General-Restricted
Account # *** FISMA & OMB Memorandum M-07-16 ***

Dear Sister Linda:

Security	Shares	Acquisition Date
Wells Fargo & Co	200	Held continuously for at least one year

To the best of my knowledge, the Sisters intend to hold this security in this account at least through the date of the next annual meeting. The Commerce Trust Company is a member of the Depository Trust and Clearing Company.

If you should have any questions, please call me.

Sincerely,



Lora Downey
Vice President

LJD/lj


DOMINICAN
SISTERS
SAN RAFAEL, CALIFORNIA

SISTERS of ST. DOMINIC
CONGREGATION of the MOST HOLY NAME

1520 Grand Avenue
San Rafael, CA 94901-2236
(415) 453-8303 FAX (415) 453-8367


RECEIVED
NOV 1 2 2012
By

November 9, 2012

Laurel A. Holschuh
Senior Vice President, Assistant General Counsel
Wells Fargo Law Department
N9305-173
Minneapolis, MN 55479

Dear Ms. Holschuh:

The Sisters of St. Dominic are shareholders in Wells Fargo, who are concerned about the issue of payday lending effects on poorer and/or vulnerable consumers as well as the effects on the reputation and financial dialogue with Wells Fargo. ICCR (Interfaith Center on Corporate Responsibility) members have been in dialogue with Wells Fargo management asking for information to determine how the product affects consumers. Only three other banks use a similar product. We are joining the Sisters of St. Francis of Philadelphia in asking you to apply effective risk management principles and examine the social and financial impacts of this product.

We are co-filing the enclosed shareholder proposal, "Payday Lending," with the Sisters of St. Francis of Philadelphia who are submitting it for inclusion in the proxy statement for consideration and action by the shareholders at the 2013 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The contact person for this resolution/proposal is: Nora M. Nash, OSF, Director, Corporate Social Responsibility. (Contact information: nnash@osfphila.org or 610-558-7661) who will have a representative attend the annual meeting to move the resolution as required by SEC rules.

Our custodian/broker is Charles Schwab and their client service office told me that their statements on their letter head are official documents and can be used for verification purposes in conjunction with corporate resolution filings. Therefore, I am enclosing today's holdings in our account at Charles Schwab showing we own 100 shares of Wells Fargo. In addition I am enclosing a copy of their August 31, 2009 month-end statement showing that we purchased those 100 shares on August 3, 2009. It is our intention to keep these shares in our portfolio at least until after the annual meeting.

Respectfully yours,

Thomas E. Bertelsen

Thomas E. Bertelsen, Jr.
Chief Financial Officer
Enclosures
Cc: Sr. Nora Nash, OSF
Sr. Marie J. Gaillac, JOLT
Julie Wokaty, ICCR

Wells Fargo Resolution 2012/3
Payday Lending

WHEREAS

Predatory loan products such as payday loans have received significant public criticism for their high interest rates and rates of repeat borrowing. Our company is currently extending high-cost direct deposit advances that resemble payday loans and could expose customers to a costly "debt trap." We believe these advances present serious hazards to Wells Fargo most financially vulnerable customers and to the company itself.

Wells Fargo charges $7.50 for each $100 borrowed through direct deposit advance. Loans are repaid automatically, in full, out of the customer's next direct deposit. Research from the Center for Responsible Lending demonstrates that the typical user of this type of product pays 365%/270% APR on a 10 day loan and remains indebted for 175 days out of the year.

This lending may pose significant regulatory, legal, and reputational risks to Wells Fargo. Regulators have repeatedly warned banks to avoid making or facilitating payday loans that result in long-term debt. The FDIC has begun an inquiry into payday lending practices and the Consumer Financial Protection Bureau has begun examination of payday-type, short-term lending at both payday storefronts and banks. Wells Fargo is one of only four major banks exposed to these risks, as the majority of state and national banks do not offer this type of product line. In recent years, a host of predatory lending practices have cost households billions in fees and catalyzed instability in both the housing and financial markets. Payday lending can perpetuate this instability, draining productive resources from the bank's own customer base and the economy as a whole.

Wells Fargo has disclosed information to its shareholders and on its website about this product but will not share the necessary information for shareholders to determine its suitability for vulnerable customers.

RESOLVED

Shareholders request the Board of Directors prepare a report discussing the adequacy of the company's policies in addressing the social and financial impacts of direct deposit advance lending described above. Such a report should be prepared at a reasonable cost, omitting proprietary information and not conceding or forfeiting any issue in litigation related to these products.

SUPPORTING STATEMENT

We believe responsible practices that are designed to strengthen rather than weaken customers' financial health are in the best interest of our company, its clients, the communities it operates in, and our economy.

The FDIC has stated that "providing high-cost, short-term credit on a recurring basis to customers with long-term credit needs is not responsible lending, increases institutions' credit, legal, reputational, and compliance risks; and can create a serious financial hardship for the customer."

We believe it would be helpful if the report includes information on the frequency with which the product is used, impact of the product on overdraft fees and nonsufficient funds fees, cost to the institution, and total revenues derived from these loans. We also believe the report should include metrics to determine whether loans extended are consistent with customers' ability to repay without repeat borrowing.

Pages 101 through 106 redacted for the following reasons:
- -
*** FISMA & OMB Memorandum M-07-16 ***

soon as possible.

In the one attachment is a copy of a draft cover letter, the resolution and a sample of a letter you should obtain from the custodian of your Wells Fargo stock.

The lead filer is The Sisters of St. Francis of Philadelphia and the contact is Sr. Nora Nash, OSF

1st Step: Contact your broker to obtain a verification of ownership statement or letter. **Their letter and yours has to have the same date. (New regulation).**
They can fax or email to you as an attachment for your inclusion.
or
They can mail directly to Wells Fargo. Give them the date of you letter. so they use the same date.

2nd Step: Put the draft letter on your letterhead (or write one of your own) and edit it. Look for the 3 red marks to edit.

3rd Step: Mail your cover letter, a copy of the resolution, and the letter from your stock custodian, if you have it, to Wells Fargo. Be sure your letter indicates inclusion or direct receipt from broker of verification letter

4th Step: Mail or email me a copy and I will forward it to the (cc.) lead filer and ICCR.

If you have any questions call me.

Marie Gaillac, CSJ
1737 Silliman St.
San Francisco, CA 94134
415-585-0159

< 3 copies of cover letter


The Marianists
PROVINCE OF THE UNITED STATES


RECEIVED
NOV 1 0 2012
By

November 8, 2012

Laurel A. Holschuh
Senior Vice President, Assistant General Counsel
Wells Fargo Law Department
N9305-173
Minneapolis, MN 55479

Dear Ms. Holschuh:

The Marianist Province has been shareholders in Wells Fargo for many years. As faith-based investors, we are truly concerned about the issue of payday lending and the effect that it is having not only on the economic security of vulnerable consumers but on the reliability and sustainability of Wells Fargo as a sound financial institution. Several members of ICCR (Interfaith Center on Corporate Responsibility) have been in dialogue with Wells Fargo management but we have not received the necessary information to determine how many vulnerable consumers are being affected. Some strategic value advisors have provided a dim forecast with regard to payday lending. Since our company is one of only four banks that use this product we are asking you to apply effective risk management principlesand examine the social and financial impacts of this product.

We are co-filing the "Payday Lending" proposal with The Sisters of St. Francis of Philadelphia. We co-file it for inclusion in the proxy statement for consideration and action by the shareholders at the 2013 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. We truly hope that the company will be willing to release the requested information to the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Nora M. Nash, OSF, Director, Corporate Social Responsibility. Contact information: nnash@osfphila.org or 610-558-7661.

As verification that we are beneficial owners of common stock in Wells Fargo, I enclose a letter from Scottrade, our portfolio custodian/record holder attesting to the fact. It is our intention to keep these shares in our portfolio at least untilafter the annual meeting.

Respectfully yours,

Brian F. Reavey
Assistant for Justice, Peace & Integrity of Creation

Wells Fargo Resolution 2012
Payday Lending

WHEREAS

Predatory loan products such as payday loans have received significant public criticism for their high interest rates and rates of repeat borrowing. Our company is currently extending high-cost direct deposit advances that resemble payday loans and could expose customers to a costly "debt trap." We believe these advances present serious hazards to Wells Fargo most financially vulnerable customers and to the company itself.

Wells Fargo charges $7.50 for each $100 borrowed through direct deposit advance. Loans are repaid automatically, in full, out of the customer's next direct deposit. Research from the Center for Responsible Lending demonstrates that the typical user of this type of product pays 365%/270% APR on a 10 day loan and remains indebted for 175 days out of the year.

This lending may pose significant regulatory, legal, and reputational risks to Wells Fargo. Regulators have repeatedly warned banks to avoid making or facilitating payday loans that result in long-term debt. The FDIC has begun an inquiry into payday lending practices and the Consumer Financial Protection Bureau has begun examination of payday-type, short-term lending at both payday storefronts and banks. Wells Fargo is one of only four major banks exposed to these risks, as the majority of state and national banks do not offer this type of product line. In recent years, a host of predatory lending practices have cost households billions in fees and catalyzed instability in both the housing and financial markets. Payday lending can perpetuate this instability, draining productive resources from the bank's own customer base and the economy as a whole.

Wells Fargo has disclosed information to its shareholders and on its website about this product but will not share the necessary information for shareholders to determine its suitability for vulnerable customers.

RESOLVED

Shareholders request the Board of Directors prepare a report discussing the adequacy of the company's policies in addressing the social and financial impacts of direct deposit advance lending described above. Such a report should be prepared at a reasonable cost, omitting proprietary information and not conceding or forfeiting any issue in litigation related to these products.

SUPPORTING STATEMENT

We believe responsible practices that are designed to strengthen rather than weaken customers' financial health are in the best interest of our company, its clients, the communities it operates in, and our economy.

The FDIC has stated that "providing high-cost, short-term credit on a recurring basis to customers with long-term credit needs is not responsible lending, increases institutions' credit, legal, reputational, and compliance risks; and can create a serious financial hardship for the customer."

We believe it would be helpful if the report includes information on the frequency with which the product is used, impact of the product on overdraft fees and nonsufficient funds fees, cost to the institution, and total revenues derived from these loans. We also believe the report should include metrics to determine whether loans extended are consistent with customers' ability to repay without repeat borrowing.


Scottrade

MEMBER FINRA/SIPC

112 S Hanley Rd Ste 120
Clayton MO 63105-3419
314-726-2226 • 1-877-624-1980

November 8th, 2012

Marianist Province of the United States
4425 W. Pine Blvd.
St. Louis, MO 63108

Re: Scottrade Account – *** FISMA & OMB Memorandum M-07-16 ***

Dear To Whom It May Concern,

This letter is to verify as of market close November 7th, 2012, Marianist Province of the United States held 87 shares of Wells Fargo & Co. (WFC).

For additional assistance, please do not hesitate to contact us at 314-726-2226. We appreciate your business with Scottrade.

Sincerely,



Bruce Rogers
Branch Manager

SISTERS OF ST. JOSEPH OF ORANGE +

November 14, 2012


RECEIVED
NOV 1 6 2012
By

Laurel A. Holschuh
Senior Vice President, Assistant General Counsel
Wells Fargo Law Department
90 South 7th Street, Suite 1700
N9305-173
Minneapolis, MN 55479

Dear Ms. Holschuh:

Sisters of St. Joseph of Orange are shareholders in Wells Fargo, who are concerned about the issue of payday lending effects on poorer and/or vulnerable consumers as well as the effects on the reputation and financial reliability of Wells Fargo. ICCR (Interfaith Center on Corporate Responsibility) members have been in dialogue with Wells Fargo management asking for information to determine how the product affects consumers. Only three other banks use a similar product. We are joining the Sisters of St. Francis of Philadelphia in asking you to apply effective risk management principles and examine the social and financial impacts of this product.

We are co-filing the enclosed shareholder proposal, "Payday Lending," with The Sisters of St. Francis of Philadelphia who are submitting it for inclusion in the proxy statement for consideration and action by the shareholders at the 2013 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The contact person for this resolution/proposal is Nora M. Nash, OSF, Director, Corporate Social Responsibility, (contact information: nnash@osfphila.org or 610-558-7661) who will have a representative attend the annual meeting to move the resolution as required by SEC rules.

I am enclosing a letter from Charles Schwab, our portfolio custodian/record holder, verifying that we have owned the stock for at least one year. It is our intention to keep these shares in our portfolio at least until after the annual meeting.

Respectfully yours,

Sr. Mary Bernadette McNulty

Sr. Mary Bernadette McNulty, CSJ
Treasurer
Sisters of St. Joseph of Orange

Enclosures
cc: Sr. Nora Nash, OSF
Sr. Marie J. Gaillac, JOLT
Julie Wokaty, ICCR

Celebrating Our
100 Jubilee
1912 - 2012

480 South Batavia Street, Orange, California 92868-3998
714-633-8121 www.csjorange.org

Wells Fargo Resolution 2013
Payday Lending

WHEREAS

Predatory loan products such as payday loans have received significant public criticism for their high interest rates and rates of repeat borrowing. Our company is currently extending high-cost direct deposit advances that resemble payday loans and could expose customers to a costly "debt trap." We believe these advances present serious hazards to Wells Fargo most financially vulnerable customers and to the company itself.

Wells Fargo charges $7.50 for each $100 borrowed through direct deposit advance. Loans are repaid automatically, in full, out of the customer's next direct deposit. Research from the Center for Responsible Lending demonstrates that the typical user of this type of product pays 365%/270% APR on a 10 day loan and remains indebted for 175 days out of the year.

This lending may pose significant regulatory, legal, and reputational risks to Wells Fargo. Regulators have repeatedly warned banks to avoid making or facilitating payday loans that result in long-term debt. The FDIC has begun an inquiry into payday lending practices and the Consumer Financial Protection Bureau has begun examination of payday-type, short-term lending at both payday storefronts and banks. Wells Fargo is one of only four major banks exposed to these risks, as the majority of state and national banks do not offer this type of product line. In recent years, a host of predatory lending practices have cost households billions in fees and catalyzed instability in both the housing and financial markets. Payday lending can perpetuate this instability, draining productive resources from the bank's own customer base and the economy as a whole.

Wells Fargo has disclosed information to its shareholders and on its website about this product but will not share the necessary information for shareholders to determine its suitability for vulnerable customers.

RESOLVED

Shareholders request the Board of Directors prepare a report discussing the adequacy of the company's policies in addressing the social and financial impacts of direct deposit advance lending described above. Such a report should be prepared at a reasonable cost, omitting proprietary information and not conceding or forfeiting any issue in litigation related to these products.

SUPPORTING STATEMENT

We believe responsible practices that are designed to strengthen rather than weaken customers' financial health are in the best interest of our company, its clients, the communities it operates in, and our economy.

The FDIC has stated that "providing high-cost, short-term credit on a recurring basis to customers with long-term credit needs is not responsible lending, increases institutions' credit, legal, reputational, and compliance risks; and can create a serious financial hardship for the customer."

We believe it would be helpful if the report includes information on the frequency with which the product is used, impact of the product on overdraft fees and nonsufficient funds fees, cost to the institution, and total revenues derived from these loans. We also believe the report should include metrics to determine whether loans extended are consistent with customers' ability to repay without repeat borrowing.

charles SCHWAB

November 14, 2012

Account #: ***FISMA & OMB Memorandum M-07-16 ***
Questions: (877)561-1918X71498

Mary Mcnulty, Sharon Becker

*** FISMA & OMB Memorandum M-07-16 ***

Share Ownership

Dear Mary Mcnulty and Sharon Becker,

This letter is to confirm that the above listed account ending in FISMA & OMB Memorandum M-07-16 held 82.6993 shares of Wells Fargo & Co (symbol WFC) as of the close of business on 11/12/2012. The original purchase of 80 shares was made on 1/21/2011.

Thank you for investing with Schwab. We appreciate your business and look forward to serving you in the future. If you have any questions, please call me or any Client Service Specialist at (877)561-1918X71498.

Sincerely,



John Kwasniewski
SOS Indy Team B
8332 Woodfield Crossing Blvd
Indianapolis, IN 46240-2482

TRILLIUM ASSET MANAGEMENT

Investing for a Better World® Since 1982

Trillium Asset Management Corporation
www.trilliuminvest.com

November 14, 2012


RECEIVED
NOV 15 2012
By

Corporate Secretary Laurel A. Holschuh
Wells Fargo & Company
MAC #N9305-173
Wells Fargo Center, 90 South 7th Street
Minneapolis, MN 55479

Dear Ms. Holschuh:

Trillium Asset Management LLC. ("Trillium") is an investment firm based in Boston specializing in socially responsible asset management. We currently manage approximately $1.1 billion for institutional and individual clients.

We are hereby authorized to notify you of our intention to file the enclosed shareholder proposal with Wells Fargo & Company on behalf of our clients, Oneida Tribe of Indians of Wisconsin and Episcopal City Mission. Trillium submits this shareholder proposal for inclusion in the 2013 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, Oneida Tribe of Indians of Wisconsin and Episcopal City Mission each hold more than $2,000 of Wells Fargo common stock, acquired more than one year prior to today's date and held continuously for that time. Our client will remain invested in this position continuously through the date of the 2013 annual meeting. We will forward verification of the position separately. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

We are a co-filer of this proposal. The lead is Nora Nash Sisters of St. Francis of Philadelphia.

Please direct any communications to me at (503) 592-0864, or via email at jkron@trilliuminvest.com.

We would appreciate receiving a confirmation of receipt of this letter via email.

Sincerely,

Jonas Kron
Vice President, Director of Shareholder Advocacy & Corporate Engagement
Trillium Asset Management, LLC

Cc: President & CEO John G. Stumpf
Wells Fargo
420 Montgomery Street
San Francisco, CA 94104

Enclosures

Wells Fargo Proposal
Payday Lending

WHEREAS

Predatory loan products such as payday loans have received significant public criticism for their high interest rates and rates of repeat borrowing. Our company is currently extending high-cost direct deposit advances that resemble payday loans and could expose customers to a costly "debt trap." We believe these advances present serious hazards to Wells Fargo most financially vulnerable customers and to the company itself.

Wells Fargo charges $7.50 for each $100 borrowed through direct deposit advance. Loans are repaid automatically, in full, out of the customer's next direct deposit. Research from the Center for Responsible Lending demonstrates that the typical user of this type of product pays 365%/270% APR on a 10 day loan and remains indebted for 175 days out of the year.

This lending may pose significant regulatory, legal, and reputational risks to Wells Fargo. Regulators have repeatedly warned banks to avoid making or facilitating payday loans that result in long-term debt. The FDIC has begun an inquiry into payday lending practices and the Consumer Financial Protection Bureau has begun examination of payday-type, short-term lending at both payday storefronts and banks. Wells Fargo is one of only four major banks exposed to these risks, as the majority of state and national banks do not offer this type of product line. In recent years, a host of predatory lending practices have cost households billions in fees and catalyzed instability in both the housing and financial markets. Payday lending can perpetuate this instability, draining productive resources from the bank's own customer base and the economy as a whole.

Wells Fargo has disclosed information to its shareholders and on its website about this product but will not share the necessary information for shareholders to determine its suitability for vulnerable customers.

RESOLVED

Shareholders request the Board of Directors prepare a report discussing the adequacy of the company's policies in addressing the social and financial impacts of direct deposit advance lending described above. Such a report should be prepared at a reasonable cost, omitting proprietary information and not conceding or forfeiting any issue in litigation related to these products.

SUPPORTING STATEMENT

We believe responsible practices that are designed to strengthen rather than weaken customers' financial health are in the best interest of our company, its clients, the communities it operates in, and our economy.

The FDIC has stated that "providing high-cost, short-term credit on a recurring basis to customers with long-term credit needs is not responsible lending, increases institutions' credit, legal, reputational, and compliance risks; and can create a serious financial hardship for the customer."

We believe it would be helpful if the report includes information on the frequency with which the product is used, impact of the product on overdraft fees and nonsufficient funds fees, cost to the institution, and total revenues derived from these loans. We also believe the report should include metrics to determine whether loans extended are consistent with customers' ability to repay without repeat borrowing.

ONEIDA TRUST DEPARTMENT

onʌyoteˀa·ka latiwistaˀnunha
909 Packerland Dr, Green Bay WI 54304
P O Box 365, Oneida WI 54155
Ph: (920) 490-3935 • Fax: (920) 496-7491

November 5, 2012

Jonas Kron
Vice President, Director of Shareholder Advocacy & Corporate Engagement
Trillium Asset Management, LLC.
711 Atlantic Avenue
Boston, MA 02111



Fax: 617 482 6179

Dear Mr. Kron:

I hereby authorize Trillium Asset Management LLC to file a shareholder proposal on my behalf at Wells Fargo & Company (WFC).

The Oneida Trust Committee of the Oneida Tribe of Indians of Wisconsin is the beneficial owner of more than $2,000 worth of common stock in Wells Fargo & Company (WFC) that we have held continuously for more than one year. I intend to hold the aforementioned shares of stock through the date of the company's annual meeting in 2013.

I specifically give Trillium Asset Management, LLC full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder proposal. I understand that my name may appear on the corporation's proxy statement as the filer of the aforementioned proposal.

Sincerely,



Susan White, Agent and Director
For the Oneida Trust Committee
Oneida Tribe of Indians of Wisconsin
c/o Trillium Asset Management LLC
711 Atlantic Avenue, Boston, MA 02111


Celebrating 30 Years
TRILLIUM
ASSET MANAGEMENT

Delivering Sustainable Investments Since 1982℠


RECEIVED
NOV 28 2012
BY

November 26, 2012

Corporate Secretaty Laurel A. Holschuh
Wells Fargo & Company
MAC #N9305-173
Wells Fargo Center
90 South 7th Street
Minneapolis, MN 55479

Dear Mr. Holschuh:

In accordance with the SEC Rules, please find the attached authorization letters from our clients, Oneida Tribe of Indians of Wisconsin and Episcopal City Mission as well as the custodial letters from Charles Schwab Advisor Services and Northern Trust documenting that each of them holds sufficient company shares to file a proposal under rule 14a-8..

Please contact me if you have any questions at (503) 592-0864; Trillium Asset Management LLC. 711 Atlantic Ave., Boston, MA 02111; or via email at jkron@trilliuminvest.com.

Sincerely,

Jonas Kron
Vice President, Director of Shareholder Advocacy & Corporate Engagement
Trillium Asset Management, LLC

Cc: President & CEO John G. Stumpf
Wells Fargo
420 Montgomery Street
San Francisco, CA 94104

Enclosures



The Northern Trust Company
50 South LaSalle Street
Chicago, Illinois 60603
(312) 630-6000



Northern Trust



November 14, 2012

Re: Oneida Elder Trust - Your account number *** FISMA & OMB Memorandum M-07-16 ***

This letter is to confirm that The Northern Trust Company holds as custodian for the above client 4,242 shares of common stock in Wells Fargo & Co. These 4,242 shares have been held in this account continuously for one year prior to October 31, 2012.

These shares are held at Depository Trust Company under the nominee name of The Northern Trust Company.

This letter serves as confirmation that the shares are held by The Northern Trust Company

Sincerely,

Amit Dalal

WELLS FARGO

Law Department
N9305-173
1700 Wells Fargo Center
Sixth and Marquette
Minneapolis, MN 55479

Jeannine E. Zahn
Senior Counsel
612/667-4652
612/667-6082

BY OVERNIGHT DELIVERY

November 28, 2012

Oneida Trust Department
Oneida Tribe of Indians of Wisconsin
Attn: Susan White
909 Packerland Dr.
Green Bay, WI 54304

Re: Stockholder Proposal: Report on Direct Deposit Advance Lending
Received: November 15. 2012

Dear Ms. White:

I am writing on behalf of Wells Fargo & Company (the "Company"), which received on November 15, 2012, your stockholder proposal regarding a report on direct deposit advance lending for consideration at the Company's 2013 Annual Meeting of Shareholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received adequate proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company, November 14, 2012 (the "Submission Date"). The letter that you provided is insufficient because it verified your beneficial ownership through October 31, 2012. However, to satisfy Rule 14a-8's ownership requirements, the Company must receive proof of your beneficial ownership of a sufficient number of shares for at least one year preceding and including the Submission Date. In other words, there is a gap in the proof of ownership from October 31, 2012 through November 14, 2012.

Together we'll go far



To remedy this defect, you must obtain a new proof of ownership letter verifying your continuous ownership of the requisite number of Company shares for the one-year period preceding and including the Submission Date. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the Submission Date; or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If your broker or bank is a DTC participant or an affiliate of a DTC participant, then you need to submit a written statement from your broker or bank verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the Submission Date.

(2) If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the Submission Date. You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker

or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the Submission Date, the requisite number of Company shares were continuously held: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically **no later than 14 calendar days from the date you receive this letter.** Please address any response to me at the following address:

Jeannine E. Zahn
Senior Counsel
Wells Fargo & Company
MAC #N9305-173
Sixth & Marquette
Minneapolis, Minnesota 55479

Alternatively, you may transmit any response by facsimile to me at 612.667.6082 or by email at jeannine.e.zahn@wellsfargo.com.

If you have any questions with respect to the foregoing, please contact me at 612.667.4652. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Very truly yours,



Jeannine E. Zahn
Senior Counsel

Enclosure
JEZ:dlk

cc: Sr. Nora Nash
Mr. Jonas Kron


Celebrating 30 Years
TRILLIUM
ASSET MANAGEMENT

Delivering Sustainable Investments Since 1982℠

December 3, 2012

Jeannine E. Zahn
Senior Counsel
Wells Fargo & Company
MAC #N9305-173
Sixth & Marquette
Minneapolis, MN 55479

Dear Mr. Zahn:

Re: Your letter dated November 28, 2012

In your letter of November 28, 2012, you requested that we supply a new proof of ownership letter verifying that our client Oneida Tribe of Indians holds sufficient company shares to file a proposal under rule 14a-8. Please find the attached custodial letter from Northern Trust and the authorization letter from our client, Oneida Tribe of Indians of Wisconsin documenting that they hold sufficient company shares to file a proposal under rule 14a-8.

Please contact me if you have any questions at (503) 592-0864; Trillium Asset Management LLC. 711 Atlantic Ave., Boston, MA 02111; or via email at jkron@trilliuminvest.com.

Sincerely,

Jonas Kron
Vice President, Director of Shareholder Advocacy & Corporate Engagement
Trillium Asset Management, LLC

Cc: Laurel A. Holschuh, Corporate Secretary

Enclosures

BOSTON 711 Atlantic Avenue · Boston, MA 02111 · 617-423-6655
DURHAM 353 West Main Street, Second Floor · Durham, NC 27701 · 919-688-1265
SAN FRANCISCO BAY 100 Larkspur Landing Circle, Suite 105 · Larkspur, CA 94939 · 415-925-0105
www.trilliuminvest.com



The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000


Northern Trust

November 14, 2012

Re: Oneida Elder Trust - Your account number*** FISMA & OMB Memorandum M-07-16 ***

This letter is to confirm that The Northern Trust Company holds as custodian for the above client 4,242 shares of common stock in Wells Fargo & Co. These 4,242 shares have been held in this account continuously for one year prior to November 14, 2012.

These shares are held at Depository Trust Company under the nominee name of The Northern Trust Company.

This letter serves as confirmation that the shares are held by The Northern Trust Company

Sincerely,

Amit Dalal

ONEIDA TRUST DEPARTMENT

onʌyoteˀa·ka latiwistaˀnunha
909 Packerland Dr, Green Bay WI 54304
P O Box 365, Oneida WI 54155
Ph: (920) 490-3935•Fax: (920) 496-7491

November 5, 2012

Jonas Kron
Vice President, Director of Shareholder Advocacy & Corporate Engagement
Trillium Asset Management, LLC.
711 Atlantic Avenue
Boston, MA 02111

Fax: 617 482 6179

Dear Mr. Kron:

I hereby authorize Trillium Asset Management LLC to file a shareholder proposal on my behalf at Wells Fargo & Company (WFC).

The Oneida Trust Committee of the Oneida Tribe of Indians of Wisconsin is the beneficial owner of more than $2,000 worth of common stock in Wells Fargo & Company (WFC) that we have held continuously for more than one year. I intend to hold the aforementioned shares of stock through the date of the company's annual meeting in 2013.

I specifically give Trillium Asset Management, LLC full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder proposal. I understand that my name may appear on the corporation's proxy statement as the filer of the aforementioned proposal.

Sincerely,



Susan White, Agent and Director
For the Oneida Trust Committee
Oneida Tribe of Indians of Wisconsin
c/o Trillium Asset Management LLC
711 Atlantic Avenue, Boston, MA 02111


Investing for a Better World® Since 1982

Trillium Asset Management Corporation
www.trilliuminvest.com

November 14, 2012


RECEIVED
NOV 15 2012
By

Corporate Secretary Laurel A. Holschuh
Wells Fargo & Company
MAC #N9305-173
Wells Fargo Center, 90 South 7th Street
Minneapolis, MN 55479

Dear Ms. Holschuh:

Trillium Asset Management LLC. ("Trillium") is an investment firm based in Boston specializing in socially responsible asset management. We currently manage approximately $1.1 billion for institutional and individual clients.

We are hereby authorized to notify you of our intention to file the enclosed shareholder proposal with Wells Fargo & Company on behalf of our clients, Oneida Tribe of Indians of Wisconsin and Episcopal City Mission. Trillium submits this shareholder proposal for inclusion in the 2013 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, Oneida Tribe of Indians of Wisconsin and Episcopal City Mission each hold more than $2,000 of Wells Fargo common stock, acquired more than one year prior to today's date and held continuously for that time. Our client will remain invested in this position continuously through the date of the 2013 annual meeting. We will forward verification of the position separately. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

We are a co-filer of this proposal. The lead is Nora Nash Sisters of St. Francis of Philadelphia.

Please direct any communications to me at (503) 592-0864, or via email at jkron@trilliuminvest.com.

We would appreciate receiving a confirmation of receipt of this letter via email.

Sincerely,

Jonas Kron
Vice President, Director of Shareholder Advocacy & Corporate Engagement
Trillium Asset Management, LLC

Cc: President & CEO John G. Stumpf
Wells Fargo
420 Montgomery Street
San Francisco, CA 94104

Enclosures

Wells Fargo Proposal
Payday Lending

WHEREAS

Predatory loan products such as payday loans have received significant public criticism for their high interest rates and rates of repeat borrowing. Our company is currently extending high-cost direct deposit advances that resemble payday loans and could expose customers to a costly "debt trap." We believe these advances present serious hazards to Wells Fargo most financially vulnerable customers and to the company itself.

Wells Fargo charges $7.50 for each $100 borrowed through direct deposit advance. Loans are repaid automatically, in full, out of the customer's next direct deposit. Research from the Center for Responsible Lending demonstrates that the typical user of this type of product pays 365%/270% APR on a 10 day loan and remains indebted for 175 days out of the year.

This lending may pose significant regulatory, legal, and reputational risks to Wells Fargo. Regulators have repeatedly warned banks to avoid making or facilitating payday loans that result in long-term debt. The FDIC has begun an inquiry into payday lending practices and the Consumer Financial Protection Bureau has begun examination of payday-type, short-term lending at both payday storefronts and banks. Wells Fargo is one of only four major banks exposed to these risks, as the majority of state and national banks do not offer this type of product line. In recent years, a host of predatory lending practices have cost households billions in fees and catalyzed instability in both the housing and financial markets. Payday lending can perpetuate this instability, draining productive resources from the bank's own customer base and the economy as a whole.

Wells Fargo has disclosed information to its shareholders and on its website about this product but will not share the necessary information for shareholders to determine its suitability for vulnerable customers.

RESOLVED

Shareholders request the Board of Directors prepare a report discussing the adequacy of the company's policies in addressing the social and financial impacts of direct deposit advance lending described above. Such a report should be prepared at a reasonable cost, omitting proprietary information and not conceding or forfeiting any issue in litigation related to these products.

SUPPORTING STATEMENT

We believe responsible practices that are designed to strengthen rather than weaken customers' financial health are in the best interest of our company, its clients, the communities it operates in, and our economy.

The FDIC has stated that "providing high-cost, short-term credit on a recurring basis to customers with long-term credit needs is not responsible lending, increases institutions' credit, legal, reputational, and compliance risks; and can create a serious financial hardship for the customer."

We believe it would be helpful if the report includes information on the frequency with which the product is used, impact of the product on overdraft fees and nonsufficient funds fees, cost to the institution, and total revenues derived from these loans. We also believe the report should include metrics to determine whether loans extended are consistent with customers' ability to repay without repeat borrowing.


EPISCOPAL
CITY MISSION



Jonas Kron
Vice-President, Director of Shareholder Advocacy & Corporate Engagement
Trillium Asset Management, LLC
711 Atlantic Avenue
Boston, MA 02111

Fax: 617-482-6179

Dear Mr. Kron:

I hereby authorize Trillium Asset Management, LLC to file a shareholder proposal on Episcopal City Mission's (ECM) behalf at Wells Fargo & Company (WFC).

ECM is the beneficial owner of more than $2,000 of WFC common stock that ECM has continuously held for more than one year. ECM intends to hold the aforementioned shares of stock continuously through the date of the company's annual meeting in 2013.

ECM specifically gives Trillium Asset Management, LLC full authority to deal, on ECM's behalf, with any and all aspects of the aforementioned shareholder proposal. ECM understands that its name may appear on the corporation's proxy statement as a filer of the aforementioned proposal.

Sincerely,



Ruy Costa
Executive Director
Episcopal City Mission

Nov 13/2012

Date

138 Tremont Street, Boston, MA 02111 t: (617) 482-4826 f: (617) 338-5346 w: episcopalcitymission.org

charles SCHWAB
ADVISOR SERVICES

1958 Summit Park Dr. Orlando, FL 32810



November 23, 2012

Re: Episcopal City Mission/Acct *** FISMA & OMB Memorandum M-07-16 ***

This letter is to confirm that Charles Schwab & Co. holds as custodian for the above account 4640 shares of common stock Wells Fargo. These 4640 shares have been held in this account continuously for one year prior to November 14, 2012.

These shares are held at Depository Trust Company under the nominee name of Charles Schwab and Company.

This letter serves as confirmation that the shares are held by Charles Schwab & Co, Inc.

Sincerely,

Darrell Pass
Director



CBIS

Christian Brothers Investment Services, Inc.

November 14, 2012


NOV 15 20
By

Laurel A. Holschuh
Senior Vice President, Assistant General Counsel
Wells Fargo Law Department
N9305-173
90 S. 7th Street
Minneapolis, MN 55479

RE: Agenda Item for 2013 Annual Shareholder Meeting

Dear Ms. Holschuh:

Please include the enclosed proposal in the Company's Proxy Statement and Form of Proxy relating to the 2013 Annual Meeting of Stockholders of Wells Fargo & Company. Christian Brothers Investment Services, Inc. (CBIS) is co-filing this resolution with the Sisters of St. Francis of Philadelphia.

Also enclosed is certification from our custodian, BNY Mellon Bank, of our long position of 954,523 shares and the fulfillment of the market value amount and time requirements of SEC Rule 14a-8. CBIS intends to fulfill all requirements of Rule 14a-8, including holding the requisite amount of equity through the date of the 2013 Meeting.

Regarding this proposal, I designate Nora M. Nash, OSF from the Sisters of St. Francis of Philadelphia as the lead filer. Correspondence related to this proposal can be directed to her at 610-558-7661or nnash@osfphila.org . Copies of correspondence, as well as any questions related directly to this co-filing, can be directed to me at 312-803-4716 or dnielsen@cbisonline.com.

Sincerely yours,

Daniel Nielsen
Director - Socially Responsible Investing

cc: Mr. John Stumpf, President and Chief Executive Officer, Wells Fargo & Company
Nora M. Nash, OSF, Sisters of St. Francis of Philadelphia

Account Services
Denver
PO Box 3238
Denver, CO
80201-4838
Tel: (800) 321-7194
Fax: (866) 205-1499

Regional Offices
New York
777 Third Avenue
29th Floor
New York, NY
10017-1401
Tel: (212) 490-0800
Fax: (212) 490-6092

Chicago
20 North Wacker Drive
Suite 2000
Chicago, IL
60606-3002
Tel: (312) 803-6440
Fax: (312) 803-6441

San Francisco
One Embarcadero Center
Suite 500
San Francisco, CA
94111-3610
Tel: (415) 623-2080
Fax: (415) 623-2070

www.cbisonline.com

Wells Fargo Resolution 2012
Payday Lending

WHEREAS

Predatory loan products such as payday loans have received significant public criticism for their high interest rates and rates of repeat borrowing. Our company is currently extending high-cost direct deposit advances that resemble payday loans and could expose customers to a costly "debt trap." We believe these advances present serious hazards to Wells Fargo most financially vulnerable customers and to the company itself.

Wells Fargo charges $7.50 for each $100 borrowed through direct deposit advance. Loans are repaid automatically, in full, out of the customer's next direct deposit. Research from the Center for Responsible Lending demonstrates that the typical user of this type of product pays 365%/270% APR on a 10 day loan and remains indebted for 175 days out of the year.

This lending may pose significant regulatory, legal, and reputational risks to Wells Fargo. Regulators have repeatedly warned banks to avoid making or facilitating payday loans that result in long-term debt. The FDIC has begun an inquiry into payday lending practices and the Consumer Financial Protection Bureau has begun examination of payday-type, short-term lending at both payday storefronts and banks. Wells Fargo is one of only four major banks exposed to these risks, as the majority of state and national banks do not offer this type of product line. In recent years, a host of predatory lending practices have cost households billions in fees and catalyzed instability in both the housing and financial markets. Payday lending can perpetuate this instability, draining productive resources from the bank's own customer base and the economy as a whole.

Wells Fargo has disclosed information to its shareholders and on its website about this product but will not share the necessary information for shareholders to determine its suitability for vulnerable customers.

RESOLVED

Shareholders request the Board of Directors prepare a report discussing the adequacy of the company's policies in addressing the social and financial impacts of direct deposit advance lending described above. Such a report should be prepared at a reasonable cost, omitting proprietary information and not conceding or forfeiting any issue in litigation related to these products.

SUPPORTING STATEMENT

We believe responsible practices that are designed to strengthen rather than weaken customers' financial health are in the best interest of our company, its clients, the communities it operates in, and our economy.

The FDIC has stated that "providing high-cost, short-term credit on a recurring basis to customers with long-term credit needs is not responsible lending, increases institutions' credit, legal, reputational, and compliance risks; and can create a serious financial hardship for the customer."

We believe it would be helpful if the report includes information on the frequency with which the product is used, impact of the product on overdraft fees and nonsufficient funds fees, cost to the institution, and total revenues derived from these loans. We also believe the report should include metrics to determine whether loans extended are consistent with customers' ability to repay without repeat borrowing.



BNY MELLON
ASSET SERVICING

Wednesday, November 14, 2012

Ms. Laurel A. Holschuh
Corporate Secretary
MAC #N9305-173
Wells Fargo Center
90 S 7th St
Minneapolis, MN 55479

Dear Ms. Holschuh:

As of the date of this letter, The Bank of New York Mellon is custodian and holder of record of 954,523 shares of Wells Fargo & Company (949746101) for Christian Brothers Investment Services, Inc.

Christian Brothers Investment Services, Inc., is a beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of at least $2,000.00 of market value of Wells Fargo & Company and has held this position for at least twelve months prior to the date of this letter.

Sincerely,

Michael J Ewedosh

Michael J. Ewedosh
Vice President
The Bank of New York Mellon

FRIENDS FIDUCIARY
CORPORATION

TELEPHONE
215 / 241 7272

1650 ARCH STREET / SUITE 1904
PHILADELPHIA, PA 19103

FACSIMILE
215 / 241 7871

November 14, 2012


RECEIVED
NOV 15 2012
By

VIA OVERNIGHT MAIL

Laurel A. Holschuh
Senior Vice President, Assistant General Counsel
Wells Fargo Law Department
N9305-173
Minneapolis, MN 55479

Dear Ms. Holschuh,

On behalf of Friends Fiduciary Corporation, I write to give notice that pursuant to the 2012 proxy statement of Wells Fargo and Rule 14a-8 under the Securities Exchange Act of 1934, Friends Fiduciary intends to co-file the attached proposal with lead filer, The Sisters of St. Francis of Philadelphia at the 2013 annual meeting of shareholders.

A representative of the filers will attend the shareholder meeting to move the resolution. We look forward to meaningful dialogue with your company on the issues raised in this proposal. Please note that the contact person for this resolution will be: Nora M. Nash, The Sisters of St. Francis of Philadelphia. Her phone number is 610-558-7661 and her email address is nnash@osfphila.org.

Friends Fiduciary owns more than 47,000 shares of the voting common stock of the Company. We have held the required number of shares for over one year as of the filing date. As verification, we have enclosed a letter from US Bank, our portfolio custodian and holder of record, attesting to this fact. We intend to hold at least the minimum required market value through the date of the Annual Meeting.

Sincerely,



Jeffery Perkins
Executive Director

Enclosures

cc: Nora M. Nash, The Sisters of St. Francis of Philadelphia

Wells Fargo Resolution 2012
Payday Lending

WHEREAS

Predatory loan products such as payday loans have received significant public criticism for their high interest rates and rates of repeat borrowing. Our company is currently extending high-cost direct deposit advances that resemble payday loans and could expose customers to a costly "debt trap." We believe these advances present serious hazards to Wells Fargo most financially vulnerable customers and to the company itself.

Wells Fargo charges $7.50 for each $100 borrowed through direct deposit advance. Loans are repaid automatically, in full, out of the customer's next direct deposit. Research from the Center for Responsible Lending demonstrates that the typical user of this type of product pays 365%/270% APR on a 10 day loan and remains indebted for 175 days out of the year.

This lending may pose significant regulatory, legal, and reputational risks to Wells Fargo. Regulators have repeatedly warned banks to avoid making or facilitating payday loans that result in long-term debt. The FDIC has begun an inquiry into payday lending practices and the Consumer Financial Protection Bureau has begun examination of payday-type, short-term lending at both payday storefronts and banks. Wells Fargo is one of only four major banks exposed to these risks, as the majority of state and national banks do not offer this type of product line. In recent years, a host of predatory lending practices have cost households billions in fees and catalyzed instability in both the housing and financial markets. Payday lending can perpetuate this instability, draining productive resources from the bank's own customer base and the economy as a whole.

Wells Fargo has disclosed information to its shareholders and on its website about this product but will not share the necessary information for shareholders to determine its suitability for vulnerable customers.

RESOLVED

Shareholders request the Board of Directors prepare a report discussing the adequacy of the company's policies in addressing the social and financial impacts of direct deposit advance lending described above. Such a report should be prepared at a reasonable cost, omitting proprietary information and not conceding or forfeiting any issue in litigation related to these products.

SUPPORTING STATEMENT

We believe responsible practices that are designed to strengthen rather than weaken customers' financial health are in the best interest of our company, its clients, the communities it operates in, and our economy.

The FDIC has stated that "providing high-cost, short-term credit on a recurring basis to customers with long-term credit needs is not responsible lending, increases institutions' credit, legal, reputational, and compliance risks; and can create a serious financial hardship for the customer."

We believe it would be helpful if the report includes information on the frequency with which the product is used, impact of the product on overdraft fees and nonsufficient funds fees, cost to the institution, and total revenues derived from these loans. We also believe the report should include metrics to determine whether loans extended are consistent with customers' ability to repay without repeat borrowing.


usbank.
Five Star Service Guaranteed

Institutional Trust And Custody
50 South 16th Street
Suite 2000
Philadelphia, PA 19102

November 14, 2012

To Whom It May Concern:

This letter is to verify that **Friends Fiduciary Corporation** holds at least $2,000. worth of **Wells Fargo** common stock. **Friends Fiduciary Corporation** has continuously owned the shares required for more than one year and will continue through the time of the company's next annual meeting.

This security is currently held by **US Bank NA** who serves as custodian for **Friends Fiduciary Corporation**. The shares are registered in our nominee name at **Depository Trust Company**.

Sincerely,

Carol L Hopewell
Account manager, AVP
215-761-9337


PEACE
CSJP

Sisters of Saint Joseph of Peace

1663 Killarney Way P.O. Box 248 Bellevue, WA 98009-0248
425-451-1770 FAX 425-462-9760

November 14, 2012



Laurel A. Holschuh
Corporate Secretary
Wells Fargo Center
MAC #N9305-173
90 S 7th ST
Minneapolis, MN 55402-3903

Dear Ms. Holschuh,

The members of the Northwest Women Religious Investment Trust are concerned that the high-cost Direct Deposit Advance loans extended by Wells Fargo are not responsible lending in that they are not in the best interest of the Company, its customers and the U.S. economy.

Therefore, the Northwest Women Religious Investment Trust is co-filing the enclosed resolution with the Sisters of St. Francis of Philadelphia for action at the annual meeting in 2013. We submit it for inclusion in the proxy statement under Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

As of November 14, 2012 the Northwest Women Religious Investment Trust held, and has held continuously for at least one year, over $2000 worth of Wells Fargo common stock. A letter verifying ownership in the Company is enclosed. We will continue to hold the required number of shares in Wells Fargo through the annual meeting in 2013.

We designate Nora Nash, OSF of the Sisters of St. Francis of Philadelphia as the lead filer to act on our behalf for all purposes in connection with this proposal. Please copy me on all communications: Deborah Fleming, dfleming@csjp-olp.org

Sincerely,

Deborah R. Fleming

Deborah R. Fleming
Chair, Northwest Women Religious Investment Trust

Encl: Verification of Ownership
Resolution

Wells Fargo Proposal
Payday Lending

WHEREAS

Predatory loan products such as payday loans have received significant public criticism for their high interest rates and rates of repeat borrowing. Our company is currently extending high-cost direct deposit advances that resemble payday loans and could expose customers to a costly "debt trap." We believe these advances present serious hazards to Wells Fargo most financially vulnerable customers and to the company itself.

Wells Fargo charges $7.50 for each $100 borrowed through direct deposit advance. Loans are repaid automatically, in full, out of the customer's next direct deposit. Research from the Center for Responsible Lending demonstrates that the typical user of this type of product pays 365%/270% APR on a 10 day loan and remains indebted for 175 days out of the year.

This lending may pose significant regulatory, legal, and reputational risks to Wells Fargo. Regulators have repeatedly warned banks to avoid making or facilitating payday loans that result in long-term debt. The FDIC has begun an inquiry into payday lending practices and the Consumer Financial Protection Bureau has begun examination of payday-type, short-term lending at both payday storefronts and banks. Wells Fargo is one of only four major banks exposed to these risks, as the majority of state and national banks do not offer this type of product line. In recent years, a host of predatory lending practices have cost households billions in fees and catalyzed instability in both the housing and financial markets. Payday lending can perpetuate this instability, draining productive resources from the bank's own customer base and the economy as a whole.

Wells Fargo has disclosed information to its shareholders and on its website about this product but will not share the necessary information for shareholders to determine its suitability for vulnerable customers.

RESOLVED

Shareholders request the Board of Directors prepare a report discussing the adequacy of the company's policies in addressing the social and financial impacts of direct deposit advance lending described above. Such a report should be prepared at a reasonable cost, omitting proprietary information and not conceding or forfeiting any issue in litigation related to these products.

SUPPORTING STATEMENT

We believe responsible practices that are designed to strengthen rather than weaken customers' financial health are in the best interest of our company, its clients, the communities it operates in, and our economy.

The FDIC has stated that "providing high-cost, short-term credit on a recurring basis to customers with long-term credit needs is not responsible lending, increases institutions' credit, legal, reputational, and compliance risks; and can create a serious financial hardship for the customer."

We believe it would be helpful if the report includes information on the frequency with which the product is used, impact of the product on overdraft fees and nonsufficient funds fees, cost to the institution, and total revenues derived from these loans. We also believe the report should include metrics to determine whether loans extended are consistent with customers' ability to repay without repeat borrowing.



All of **us** serving you

Institutional Trust & Custody
111 SW 5th Avenue, 6th Floor
Portland, OR 97204

November 14, 2012

To Whom It May Concern:

This letter is to verify that the Northwest Women Religious Investment Trust owns shares of Wells Fargo Co common stock with a value in excess of $2,000.00. Northwest Women Religious Investment Trust owned the required amount of securities on November 14, 2012 and has continuously owned the securities for at least twelve months prior to November 14, 2012. At least the minimum required will continue to be held through the time of the company's next annual meeting.

This security is currently held by U. S. Bank, N. A. who serves as custodian for the Northwest Women Religious Investment Trust. U.S. Bank is a DTC participant and the shares are registered in our nominee name (Cede & Co.) at U. S. Bank, N. A. at DTC.

Sincerely,

Debbie Millar

Debbie Millar, Vice President
U. S. Bank Institutional Trust & Custody